As Filed With The Securities And Exchange Commission on September 23, 2003

Registration No. 333-107498

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 3

To

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

NEW YORK COMMUNITY BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	6712	06-1377322
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

615 Merrick Avenue

Westbury, New York 11590

(516) 683-4100

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Joseph R. Ficalora

President and Chief Executive Officer

615 Merrick Avenue

Westbury, New York 11590

(516) 683-4100

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Mark J. Menting, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Adam D. Chinn, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of the proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Share of Common Stock	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, par value $0.01 per share, together with Preferred Stock Purchase Rights, if any(1)	64,000,000(2)	N/A	$1,949,400,000	$157,706.46(3)

(1)	As of the date hereof, rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Stockholder Protection Rights Agreement, dated as of January 16, 1996 and as amended between New York Community Bancorp, Inc. (“New York Community”), a Delaware corporation, and Registrar and Transfer Company, as Rights Agent (the “Rights”), are attached to and trade with the common stock, par value $0.01 per share of New York Community. The value of the attributable Rights, if any, is reflected in the market price of New York Community’s common stock.
(2)	Represents the maximum number of shares of New York Community common stock, including associated Rights, estimated to be issuable upon the consummation of the merger of Roslyn Bancorp, Inc. (“Roslyn”), a Delaware corporation, with and into New York Community, based on the number of shares of Roslyn common stock, par value $0.01 per share, outstanding, or reserved for issuance under various plans, immediately prior to the merger and the exchange of each such share of Roslyn common stock for 0.75 of a share of New York Community common stock.
(3)	Pursuant to Rules 457(c) and 457(f) under the Securities Act of 1933, as amended, the registration fee is based on the average of the high and low sales prices of Roslyn common stock, as reported on the Nasdaq National Market on July 25, 2003, and computed based on the estimated maximum number of such shares that may be exchanged for the New York Community common stock being registered.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The boards of directors of New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. have unanimously approved a strategic merger designed to create a financial institution with a larger and more dynamic presence in the New York metropolitan area. We believe the combined company will create substantially more stockholder value than could be achieved by either company individually. After completion of the merger, we expect that current New York Community stockholders will own approximately 70% of the combined company and Roslyn stockholders will own approximately 30% of the combined company.

If the merger is completed, Roslyn stockholders will receive 0.75 of a share of New York Community common stock for each share of Roslyn common stock held immediately prior to the merger. New York Community stockholders will continue to own their existing New York Community shares.

	New York Community Common Stock	Roslyn Common Stock	Implied Value of One Share of Roslyn Common Stock
At June 26, 2003	$27.10	$20.85	$20.33
At September 22, 2003	$31.98	$23.79	$23.99

The merger will generally be tax-free to both Roslyn and New York Community stockholders except for taxes on cash received by Roslyn stockholders for fractional New York Community shares.

We cannot complete the merger unless the stockholders of both our companies approve it. Each of us will hold a special meeting of our stockholders to vote on this merger proposal. In addition, New York Community stockholders will be asked to approve an amendment to the New York Community certificate of incorporation that increases the amount of New York Community common stock authorized for issuance from 300 million to 600 million shares. Your vote is important. Whether or not you plan to attend your stockholders’ meeting, please take the time to submit your proxy with voting instructions in accordance with the instructions contained in this document. If you do not vote, it will have the same effect as voting against the merger and the New York Community certificate of incorporation amendment. The places, dates and times of the special meetings are as follows:

For New York Community stockholders:

October 29, 2003

10:00 a.m., local time

Sheraton LaGuardia East Hotel

135-20 39th Avenue

Flushing, New York

New York Community’s board of directors unanimously recommends that New York Community stockholders vote FOR adoption of the merger agreement and FOR the proposed action to increase the amount of authorized common stock.

For Roslyn stockholders:

October 29, 2003

10:00 a.m., local time

The Huntington Town House

124 East Jericho Turnpike

Huntington Station, New York

Roslyn’s board of directors unanimously recommends that Roslyn stockholders vote FOR adoption of the merger agreement.

This document describes the stockholder meetings, the merger, the documents related to the merger, and other related matters. Please read this entire document carefully. You can also obtain information about our companies from documents that we have filed with the Securities and Exchange Commission.

JOSEPH R. FICALORA President and Chief Executive Officer New York Community Bancorp, Inc.	JOSEPH L. MANCINO President, Chief Executive Officer and Vice Chairman of the Board Roslyn Bancorp, Inc.

New York Community common stock is quoted on the New York Stock Exchange under the symbol “NYB.” Roslyn common stock is quoted on the Nasdaq National Market under the symbol “RSLN.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the New York Community common stock to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate.

Any representation to the contrary is a criminal offense.

The date of this joint proxy statement/prospectus is September 23, 2003, and it is first being mailed or otherwise delivered to New York Community stockholders and Roslyn stockholders on or about September 25, 2003.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about New York Community and Roslyn from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

New York Community Bancorp, Inc. 615 Merrick Avenue Westbury, New York 11590 Attention: Ilene A. Angarola	Roslyn Bancorp, Inc. One Jericho Plaza Jericho, New York 11753 Attention: Mary M. Feder
First Senior Vice President Investor Relations	Vice President Investor Relations
Telephone: (516) 683-4420	Telephone: (516) 942-6150

You will not be charged for any of these documents that you request. New York Community and Roslyn stockholders requesting documents should do so by October 24, 2003 in order to receive them before the special meetings.

See “WHERE YOU CAN FIND MORE INFORMATION” on page 103.

VOTE ELECTRONICALLY OR BY TELEPHONE

New York Community stockholders of record may submit their proxies:

•	through the internet, by visiting the web site indicated on their proxy card and following the instructions; or

•	by telephone, by calling the toll-free number indicated on their proxy card on a touch-tone phone and following the recorded instructions.

Roslyn stockholders of record may submit their proxies:

•	through the internet, by visiting the web site indicated on their proxy card and following the instructions; or

•	by telephone, by calling the toll-free number indicated on their proxy card on a touch-tone phone and following the recorded instructions.

NEW YORK COMMUNITY BANCORP, INC.

615 Merrick Avenue

Westbury, New York 11590

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

New York Community Bancorp, Inc. will hold a special meeting of stockholders at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New York at 10:00 a.m., local time, on October 29, 2003 to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of June 27, 2003, by and between New York Community Bancorp, Inc. and Roslyn Bancorp, Inc., pursuant to which Roslyn will be merged with and into New York Community;

•	a proposal to amend the New York Community certificate of incorporation to increase the amount of New York Community common stock authorized for issuance from 300 million to 600 million; and

•	such other business as may properly come before the New York Community special meeting or any adjournment or postponement thereof.

In the merger, New York Community will be the surviving corporation, and each share of Roslyn common stock will be converted into 0.75 of a share of New York Community common stock. Your attention is directed to the joint proxy statement/prospectus accompanying this notice for a complete discussion of the merger and the related transactions. A copy of the merger agreement is included as Appendix A to the accompanying joint proxy statement/prospectus.

The New York Community board of directors has fixed the close of business on September 12, 2003 as the record date for the New York Community special meeting. This means that New York Community stockholders of record at such time are entitled to notice of, and to vote at, the New York Community special meeting or any adjournment or postponement of the special meeting. A complete list of New York Community stockholders entitled to vote at the New York Community special meeting will be made available for inspection by any New York Community stockholder for ten days prior to the New York Community special meeting at the principal executive offices of New York Community and at the time and place of the New York Community special meeting. In order for the merger agreement to be adopted or the certificate of incorporation to be amended, the holders of a majority of the New York Community shares outstanding and entitled to vote thereon must vote in favor of adoption of the merger agreement or amendment of the certificate of incorporation.

Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. Alternatively, you may use the toll-free telephone number indicated on the proxy card to vote by telephone or visit the web site indicated on the proxy card to vote on the internet. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of New York Community common stock who is present at the New York Community special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the New York Community special meeting.

The New York Community board of directors has unanimously approved the merger agreement and the proposed action to increase the amount of authorized common stock and unanimously recommends that New York Community stockholders vote “FOR” adoption of the merger agreement and “FOR” the proposed action to increase the amount of authorized common stock.

BY ORDER OF THE BOARD OF DIRECTORS,

Mark A. Ricca, Esq.

Executive Vice President, General Counsel and Corporate Secretary

Westbury, New York

September 23, 2003

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD, OR VOTE VIA PHONE, OR VOTE VIA THE INTERNET PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

ROSLYN BANCORP, INC.

One Jericho Plaza

Jericho, New York 11753

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Roslyn Bancorp, Inc. will hold a special meeting of stockholders at The Huntington Town House, 124 East Jericho Turnpike, Huntington Station, New York at 10:00 a.m., local time, on October 29, 2003 to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of June 27, 2003, by and between New York Community Bancorp, Inc. and Roslyn Bancorp, Inc., pursuant to which Roslyn will be merged with and into New York Community; and

•	such other business as may properly come before the special meeting of stockholders or any adjournment or postponement of the meeting.

In the merger, New York Community will be the surviving corporation and you will receive 0.75 of a share of New York Community common stock for each share of Roslyn common stock that you own immediately prior to the merger. Your attention is directed to the joint proxy statement/prospectus accompanying this notice for a complete discussion of the merger and the related transactions. A copy of the merger agreement is included as Appendix A to the accompanying joint proxy statement/prospectus.

The Roslyn board of directors has fixed the close of business on September 12, 2003 as the record date for the Roslyn special meeting. This means that Roslyn stockholders of record at such time are entitled to notice of, and to vote at, the Roslyn special meeting or any adjournment or postponement of the special meeting. A complete list of Roslyn stockholders entitled to vote at the Roslyn special meeting will be made available for inspection by any Roslyn stockholder for ten days prior to the Roslyn special meeting at the principal executive offices of Roslyn and at the time and place of the Roslyn special meeting. In order for the merger agreement to be adopted, the holders of a majority of the Roslyn shares outstanding and entitled to vote thereon must vote in favor of adoption of the merger agreement.

Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. Alternatively, you may use the toll-free telephone number indicated on the proxy card to vote by telephone or visit the web site indicated on the proxy card to vote on the internet. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Roslyn common stock who is present at the Roslyn special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the Roslyn special meeting.

The Roslyn board of directors has unanimously approved the merger agreement and unanimously recommends that Roslyn stockholders vote “FOR” adoption of the merger agreement.

BY ORDER OF THE BOARD OF DIRECTORS,

R. Patrick Quinn, Esq.

Corporate Secretary

Jericho, New York

September 23, 2003

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD, OR VOTE VIA PHONE, OR VOTE VIA THE INTERNET PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

i

ii

APPENDICES:

APPENDIX A

Agreement and Plan of Merger, dated as of June 27, 2003, by and between New York Community Bancorp, Inc. and Roslyn Bancorp, Inc.	A-1

APPENDIX B

Stock Option Agreement, dated as of June 27, 2003, between New York Community Bancorp, Inc., as issuer, and Roslyn Bancorp, Inc., as grantee	B-1

APPENDIX C

Stock Option Agreement, dated as of June 27, 2003, between New York Community Bancorp, Inc., as grantee, and Roslyn Bancorp, Inc., as issuer	C-1

APPENDIX D

Opinion of Citigroup Global Markets Inc.	D-1

APPENDIX E

Opinion of Sandler O’Neill & Partners, L.P.	E-1

APPENDIX F

Opinion of Goldman, Sachs & Co.	F-1

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QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS

Q:	What do I need to do now?

A:	After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. Alternatively, you may vote by telephone or the internet. This will enable your shares to be represented and voted at the New York Community special meeting or the Roslyn special meeting.

Q:	Why is my vote important?

A:	If you do not return your proxy card or vote by telephone, the internet or in person at the appropriate special meeting, it will be more difficult for New York Community and Roslyn to obtain the necessary quorum to hold their special meetings. In addition, the failure of a New York Community or a Roslyn stockholder to vote, by proxy or in person, will have the same effect as a vote against the merger agreement. The merger must be approved by the holders of a majority of the outstanding shares of New York Community common stock and Roslyn common stock entitled to vote at the respective special meetings called for the purpose of voting on the proposal to adopt the merger agreement. In addition, in the case of New York Community stockholders, the failure to vote, by proxy or in person, will have the same effect as a vote against the proposed amendment to New York Community’s certificate of incorporation. The certificate of incorporation amendment must be approved by holders of a majority of the outstanding shares of New York Community common stock entitled to vote at the New York Community special meeting called for the purpose of voting on the proposed certificate of incorporation amendment. New York Community stockholders do not need to approve the proposed amendment to New York Community’s certificate of incorporation to approve the merger.

Q:	If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the directions your broker provides. Please check the voting form used by your broker to see if it offers telephone or internet voting.

Q:	What if I fail to instruct my broker?

A:	If you fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting broker non-vote will be counted toward a quorum at the respective special meeting, but it will have the same effect as a vote against the merger agreement.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All stockholders are invited to attend their respective special meeting. Stockholders of record can vote in person at the special meeting. If a broker holds your shares in street name, then you are not the stockholder of record and you must ask your broker how you can vote at the special meeting in person.

Q:	Can I change my vote?

A:	Yes. If you have not voted through your broker, there are three ways you can change your vote after you have submitted your proxy (whether by mail, phone or the internet):

•	First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy.

•	Second, you may complete and submit a new proxy card or vote again by telephone or the internet. The latest vote actually received by New York Community or Roslyn, as the case may be, before the stockholders meeting will be counted, and any earlier votes will be revoked.

•	Third, you may attend the New York Community special meeting, or the Roslyn special meeting, as the case may be, and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker in order to change or revoke your vote.

Q:	If I am a Roslyn stockholder, should I send in my stock certificates now?

A:	No. You should not send in your stock certificates at this time. If we complete the merger, Roslyn stockholders will then need to exchange their Roslyn stock certificates for New York Community stock certificates. We will send you instructions for exchanging Roslyn stock certificates at that time. New York Community stockholders do not need to exchange their stock certificates as a result of the merger.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger in the fourth quarter of 2003. However, we cannot assure you when or if the merger will occur. We must first obtain the approvals of our stockholders at the special meetings and the necessary regulatory approvals.

Q:	Whom should I call with questions?

A:	New York Community stockholders should call the New York Community Investor Relations Department at (516) 683-4420 with any questions about the merger and related transactions.

Roslyn stockholders should call the Roslyn Investor Relations Department at (516) 942-6150 with any questions about the merger and related transactions.

SUMMARY

This summary highlights selected information from this document. It does not contain all of the information that is important to you. We urge you to read carefully the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “WHERE YOU CAN FIND MORE INFORMATION” on page 103. Each item in this summary refers to the page of this document on which that subject is discussed in more detail. Roslyn Stockholders Will Receive 0.75 of a Share of New York Community Common Stock per Share of Roslyn Common Stock (page 29).

As a result of the merger, each Roslyn stockholder will receive 0.75 of a share of New York Community common stock for each share of Roslyn common stock held immediately prior to the merger. We sometimes refer to this 0.75-to-1 ratio as the exchange ratio. Upon completion of the merger, New York Community stockholders will own approximately 70% of the combined company and Roslyn stockholders will own approximately 30% of the combined company. New York Community will not issue any fractional shares. Roslyn stockholders entitled to a fractional share will instead receive an amount in cash based on the average of the high and low sale prices of New York Community common stock on the trading day immediately prior to the date on which the merger is completed.

Example: If you hold 110 shares of Roslyn common stock, you will receive 82 shares of New York Community common stock and a cash payment instead of the 0.5 of a share that you otherwise would have received (i.e., 110 shares x 0.75 = 82.5 shares).

Comparative Market Prices and Share Information (pages 88 and 17)

New York Community common stock is quoted on the New York Stock Exchange under the symbol “NYB.” Roslyn common stock is quoted on the Nasdaq National Market under the symbol “RSLN.” The following table sets forth the closing sale prices of New York Community common stock as reported on the New York Stock Exchange and Roslyn common stock as reported on the Nasdaq National Market on June 26, 2003, the last trading day before we announced the merger, and on September 22, 2003, the last practicable trading day before the distribution of this document. This table also shows the implied value of one share of Roslyn common stock, which we calculated by multiplying the closing price of New York Community common stock on those dates by 0.75.

	New York Community Common Stock	Roslyn Common Stock	Implied Value of One Share of Roslyn Common Stock
At June 26, 2003	$27.10	$20.85	$20.33
At September 22, 2003	$31.98	$23.79	$23.99

The market prices of both New York Community common stock and Roslyn common stock will fluctuate prior to the merger. Therefore, you should obtain current market quotations for New York Community common stock and Roslyn common stock.

New York Community may from time to time repurchase shares of New York Community common stock and purchase shares of Roslyn common stock and Roslyn may from time to time repurchase shares of Roslyn common stock and purchase shares of New York Community common stock. During the course of the solicitation being made by this joint proxy statement/prospectus, New York Community or Roslyn may be bidding for and purchasing shares of Roslyn common stock. Roslyn common stock may be purchased if it is a lower cost alternative than the purchase of New York Community common stock or if purchases of New York Community common stock are then prohibited.

New York Community’s Financial Advisor Has Provided an Opinion to the New York Community board as to the Fairness of the Exchange Ratio, from a Financial Point of View, to New York Community (page 37)

In deciding to approve the merger, the New York Community board of directors considered the opinion of its financial advisor, Citigroup Global Markets Inc., which has given an opinion to the New York Community board of directors that as of the date of such opinion the exchange ratio of 0.75 of a share of New York Community common stock for each share of Roslyn common stock was fair to New York Community from a financial point of view. A copy of this opinion is attached to this document as Appendix D. New York Community stockholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations on the review undertaken by Citigroup Global Markets in providing its opinion. New York Community has paid $1,500,000 to Citigroup Global Markets and has agreed to pay Citigroup Global Markets an additional $5,000,000 upon the completion of the merger.

Roslyn’s Financial Advisors Have Provided Opinions as to the Fairness of the Exchange Ratio, from a Financial Point of View, to Roslyn’s Stockholders (page 47)

In deciding to approve the merger, the Roslyn board of directors considered the opinions of its financial advisors, Sandler O’Neill & Partners, L.P. and Goldman, Sachs & Co., which were given to the Roslyn board of directors, that as of the date of such opinions the exchange ratio of 0.75 of a share of New York Community common stock for each share of Roslyn common stock was fair to Roslyn’s stockholders from a financial point of view. Copies of these opinions are attached to this document as Appendices E and F, respectively. Roslyn stockholders should read the opinions completely and carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill & Partners, L.P. and Goldman, Sachs & Co. in providing their opinions. Roslyn has paid $2,437,500 to Sandler O’Neill & Partners, L.P., and has agreed to pay Sandler O’Neill & Partners, L.P. an additional $5,312,500 upon the completion of the merger. Roslyn has paid $1,937,500 to Goldman, Sachs & Co. and has agreed to pay Goldman, Sachs & Co. an additional $5,812,500 upon the completion of the merger.

Tax-Free Transaction to Roslyn Stockholders (page 77)

The merger has been structured to qualify as a tax-free reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that New York Community and Roslyn each receive a legal opinion that the merger will so qualify. In addition, in connection with the filing of the registration statement of which this document is a part, New York Community and Roslyn have each received a legal opinion to the same effect. Accordingly, holders of Roslyn common stock generally will not recognize any gain or loss for federal income tax purposes on the exchange of their Roslyn common stock for New York Community common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of New York Community common stock. In connection with the filing of the registration statement of which this document is a part, Roslyn and New York Community have each received a legal opinion that holders of Roslyn common stock will be so treated.

The federal income tax consequences described above may not apply to some holders of Roslyn common stock, including certain holders specifically referred to on page 77. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

New York Community’s Dividend Policy (page 60)

During 2002, New York Community paid cash dividends totaling $0.57 per share (as adjusted for a 4-for-3 stock split completed on May 21, 2003). New York Community currently pays a quarterly dividend of $0.23 per share, which is expected to continue, although the New York Community board of directors may change this dividend policy at any time.

Our Reasons for the Merger (pages 33 and 36)

Our companies are proposing to merge because we believe that:

•	by combining with each other we can create a stronger company that will provide significant benefits to our stockholders and customers alike;

•	by bringing our customers and banking products together we can do a better job of increasing our combined revenues and earnings than we could if we did not merge; and

•	the merger will strengthen the combined company’s position as a competitor in the financial services industry, which is rapidly changing and growing more competitive.

New York Community’s Board of Directors Recommends That You Vote “FOR” Adoption of the Merger Agreement and “FOR” the Proposed Action to Increase the Amount of Authorized Common Stock (page 33)

New York Community’s board of directors believes that the merger is in the best interests of New York Community and its stockholders and has unanimously approved the merger agreement. New York Community’s board of directors believes the proposed action to increase the amount of authorized common stock is in the best interests of New York Community and its stockholders. New York Community’s board of directors unanimously recommends that New York Community stockholders vote “FOR” adoption of the merger agreement and the proposed action to increase the amount of authorized common stock. The increase in New York Community’s authorized shares of common stock is not necessary to complete the merger.

Roslyn’s Board of Directors Recommends That You Vote “FOR” Adoption of the Merger Agreement (page 36)

Roslyn’s board of directors believes that the merger is in the best interests of Roslyn and its stockholders and has unanimously approved the merger agreement. Roslyn’s board of directors unanimously recommends that Roslyn stockholders vote “FOR” adoption of the merger agreement.

Roslyn’s Directors and Officers Have Economic Interests in the Merger (page 61)

Roslyn’s executive officers and directors have economic interests in the merger in addition to their interests as stockholders. Each of the New York Community board of directors and the Roslyn board of directors considered these interests in its decision to approve the merger agreement.

These interests exist, in the case of the executive officers, due to the terms of new employment agreements that the eight executive officers have entered into with New York Community, Roslyn and the Roslyn Savings Bank that will become effective upon the completion of the merger, pursuant to which they will have senior management positions with New York Community, will receive payments in consideration of the termination of their pre-existing employment agreements with Roslyn, will receive retention bonuses in consideration of having accepted employment with New York Community, and will receive compensation, including annual salary and bonus from New York Community following the merger.

As described in detail on page 63 and summarized in the table below, pursuant to the terms of these new employment agreements, subject to satisfaction of the terms and conditions of those agreements, the eight executives, including Messrs. Mancino and Bransfield, would be entitled to receive the following amounts and interests in the aggregate following the merger: annual base salary aggregating $3.047 million per year and an annual cash bonus to be determined by the New York Community board of directors. The payment of an annual cash bonus will be at the discretion of the New York Community board of directors. In the past several years, New York Community has not paid discretionary cash bonuses.

As described in detail on pages 61-64 and summarized in the table below, the approximate aggregate payments in consideration of the termination of the current employment agreements and in consideration of having accepted employment with New York Community of the eight executives who have entered into the new employment agreements, including Messrs. Mancino and Bransfield, is $29.48 million.

In addition, as described in detail on pages 61-62 and summarized in the table below, the eight executives have entered into non-competition agreements with New York Community, Roslyn and The Roslyn Savings Bank pursuant to which they will receive payments in an aggregate amount of $22.1 million upon completion of the merger.

	Payments in Consideration of Terminating Current Employment Agreements	Payments in Consideration of Entering Into New Employment Agreements	Payments in Consideration of Non-Competition Agreements	Annual Base Salary Following the Merger
Joseph L. Mancino	$7,470,000	$2,000,000	$8,300,000	$860,063
John R. Bransfield, Jr.	$3,850,000	$1,000,000	$4,800,000	$495,188
Michael P. Puorro	$2,430,000	$600,000	$2,400,000	$312,750
John L. Klag	$2,340,000	$600,000	$2,000,000	$282,518
Daniel L. Murphy	$2,080,000	$600,000	$1,900,000	$282,518
Nancy C. MacKenzie	$2,050,000	$650,000	$800,000	$276,263
R. Patrick Quinn	$1,570,000	$600,000	$700,000	$276,263
Mary Ellen McKinley	$1,140,000	$500,000	$1,200,000	$260,939

As of September 12, 2003, the aggregate number of unvested options and shares of unvested restricted stock held by executive officers and directors of The Roslyn Savings Bank was 1,311,503 and 713,280, respectively. The options and restricted stock are held pursuant to the terms of the equity plans maintained by Roslyn, which provide for the accelerated vesting of stock-based awards. Notwithstanding the terms of these plans, the Roslyn principal executive officers have waived the accelerated vesting of their stock options and restricted stock that would have occurred as a result of the merger. These options and restricted shares will become New York Community stock options and restricted shares in the merger. In addition, New York Community will establish an advisory board of directors for the Roslyn Savings Division of New York Community Bank that will be comprised of the existing directors of Roslyn who do not become directors of New York Community. The directors on this advisory board will receive compensation in connection therewith consistent with past practices.

Following the merger, Mr. Mancino, the current vice chairman, president and chief executive officer of Roslyn, will serve as co-chairman of New York Community, co-chairman of New York Community Bank and chief executive officer of The Roslyn Savings Division of New York Community Bank. Following the merger, Mr. Bransfield will serve as executive vice president of New York Community, executive vice president of New York Community Bank and president of The Roslyn Savings Division of New York Community Bank.

As described in detail beginning on page 63, pursuant to the terms of the new employment agreements with Messrs. Mancino and Bransfield, subject to satisfaction of the terms and conditions of those agreements, each of these executives would be entitled to receive the following amounts and interests:

•	Mr. Mancino: annual base salary of $860,063 and an annual bonus to be determined by the New York Community board of directors at a level appropriate for executive officers.

•	Mr. Bransfield: annual base salary of $495,188 and an annual bonus to be determined by the New York Community board of directors at a level appropriate for executive officers.

As described in detail beginning on page 61, the payments in consideration of the termination of their current employment agreements and in consideration of having accepted employment with New York Community to Messrs. Mancino and Bransfield are $9.47 million and $4.85 million, respectively, and the payments in consideration of having entered into non-competition agreements with New York Community, Roslyn and The Roslyn Savings Bank to Messrs. Mancino and Bransfield are $8.3 million and $4.8 million, respectively.

Following the merger, New York Community has agreed that Roslyn will indemnify, and will continue to maintain directors’ and officers’ insurance covering, the officers and directors of Roslyn relating to events occurring before completion of the merger.

Neither New York Community nor Roslyn Stockholders Have Appraisal Rights (page 60)

Both companies are incorporated under Delaware law. Under Delaware law, neither the stockholders of New York Community nor the stockholders of Roslyn have any right to a court determination, in a proceeding known as an appraisal, of the fair value of their shares in connection with the merger.

Information about the Companies (page 27)

New York Community Bancorp, Inc.

New York Community Bancorp, Inc., also referred to as New York Community, is the parent holding company for New York Community Bank. New York Community Bank is a New York State-chartered savings bank whose deposits are insured by the Federal Deposit Insurance Corporation. New York Community Bank operates through 55 traditional and 54 in-store branch offices in New York City, Long Island, Westchester County and New Jersey, and a public accommodation office in Richmond County. As of June 30, 2003, New York Community had total consolidated assets of approximately $12.4 billion, total consolidated deposits of approximately $5.1 billion and total consolidated stockholders’ equity of approximately $1.3 billion. New York Community’s principal executive offices are located at 615 Merrick Avenue, Westbury, New York 11590 and its telephone number is (516) 683-4100.

Roslyn Bancorp, Inc.

Roslyn Bancorp, Inc., also referred to as Roslyn, is the parent holding company for The Roslyn Savings Bank. The Roslyn Savings Bank is a New York State-chartered savings bank whose deposits are insured by the Federal Deposit Insurance Corporation. The Roslyn Savings Bank operates through 37 full service branches throughout Nassau and Suffolk counties on Long Island and the New York City boroughs of Brooklyn, Queens and The Bronx. As of June 30, 2003, Roslyn had total consolidated assets of $10.8 billion, total consolidated deposits of $6.1 billion and total consolidated stockholders’ equity of approximately $537.9 million. Roslyn’s principal executive offices are located at One Jericho Plaza, Jericho, New York 11753 and its telephone number is (516) 942-6000.

The Merger (page 29)

We are proposing a merger of New York Community and Roslyn. In the merger, Roslyn will merge with and into New York Community, with New York Community as the surviving corporation. After the merger is completed, The Roslyn Savings Bank will be merged with New York Community Bank, with New York Community Bank as the surviving bank. New York Community, the surviving corporation, will continue to be called “New York Community Bancorp, Inc.”

The Merger Agreement (page 67)

The merger agreement is attached as Appendix A to this document. We encourage you to read it in its entirety because it is the legal document governing the merger.

The Merger Is Expected to Occur in Fourth Quarter of 2003 (page 68)

The merger will occur only after all of the conditions to its completion have been satisfied or waived. Currently, we anticipate that the merger will be consummated in the fourth quarter of 2003.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 69)

As more fully described in this document and the merger agreement, the completion of the merger depends on a number of conditions being satisfied or waived, including receipt of stockholder and regulatory approvals and tax opinions.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 70)

We may agree to terminate the merger agreement before completing the merger, even after adoption of the merger agreement by our stockholders, as long as the termination is approved by each of our boards of directors.

In addition, either of us may decide to terminate the merger agreement, even after adoption of the merger agreement by our stockholders, if certain conditions in the merger agreement have not been met, such as obtaining the necessary regulatory approvals, or the other party’s material breach of a representation or warranty.

Board of Directors and Management of New York Community Following the Merger (page 57)

Immediately after the merger is completed, the board of directors of New York Community will be increased by five additional directors, designated by Roslyn and acceptable to New York Community, one of whom will be Joseph L. Mancino, Roslyn’s chief executive officer and president and a member of the Roslyn board of directors.

Mr. Mancino and Michael F. Manzulli will be Co-Chairmen of the board of directors of the surviving corporation. Joseph R. Ficalora will remain the President and Chief Executive Officer of the surviving corporation.

Anthony E. Burke will continue to serve as President of New York Community Bank and John R. Bransfield, Jr. will serve as President of The Roslyn Savings Bank Division of New York Community Bank. Robert Wann will serve as Chief Operating Officer of New York Community and New York Community Bank. James J. O’Donovan will continue to serve as Chief Lending Officer, with Daniel L. Murphy heading up retail banking. Thomas R. Cangemi will continue to head up the capital markets and investments group. Michael P. Puorro will serve as Chief Financial Officer of the surviving corporation.

Roslyn’s Post-Merger Business, Operations and Management (page 30)

Following the merger, New York Community expects to integrate Roslyn’s successful platform for deposit gathering with and into New York Community’s retail platform. New York Community expects that as part of this integration that its branches would be rebranded on an individual basis based on the strongest brand identity in the area served. New York Community does not currently anticipate any branch closures in the New York metropolitan area as a result of the merger, and as a result, no lay-offs or staff reductions are currently expected at branch locations. New York Community does, however, expect that due to overlapping back office and duplicative management responsibility that job reductions will take place after the merger. New York Community expects these job reductions to occur through a combination of attrition and layoffs, predominantly at the corporate headquarters of each of New York Community and Roslyn.

New York Community expects that multi-family lending will remain the primary focus of the combined company’s lending efforts as Roslyn’s lending business is integrated into New York Community’s. New York Community anticipates that Roslyn’s construction lending business will continue in Roslyn’s marketplace with the expectation that the combined company’s construction lending businesses will be integrated throughout the divisional banks into a single operating platform.

In addition, following the merger, New York Community currently expects to implement a strategic balance sheet restructuring plan, including a reduction of the pro forma securities portfolio, which could approximate $3.5 billion. The planned downsizing of the securities portfolio is not a condition or financing contingency of the merger and is expected to result in various benefits, including enhanced earnings quality and reductions in the combined company’s exposure to interest rate, extension and market risk. Although there is no specific time frame for the planned downsizing of the securities portfolio, it is currently anticipated to take place after the closing of the merger.

Accounting Treatment of the Merger by New York Community (page 76)

New York Community will account for the merger as a purchase for financial reporting purposes.

A Comparison of the Rights of Holders of New York Community and Roslyn Common Stock; the Rights of Roslyn Stockholders will be Governed by New Governing Documents after the Merger (page 83)

The rights of Roslyn’s stockholders will not materially change as a result of the merger, due to the similarity of the New York Community and Roslyn governing documents and due to the fact that both companies are incorporated under Delaware law. Roslyn’s stockholders’ rights will only change to the extent that New York Community’s governing documents are different from Roslyn’s, while New York Community’s stockholders’ rights will not change as a result of the merger. This document contains descriptions of the stockholder rights under each of the New York Community and Roslyn governing documents, and describes the material differences between them.

New York Community Granted a Stock Option to Roslyn (page 72)

To induce Roslyn to enter into the merger agreement, New York Community granted Roslyn an option to purchase up to 27,000,000 shares of New York Community common stock at a price per share of $27.10; however, in no case may Roslyn acquire more than 19.9% of the outstanding shares of New York Community common stock pursuant to this stock option agreement. Roslyn cannot exercise this option unless the merger is not completed and specified triggering events occur. These events generally relate to business combinations or acquisition transactions involving New York Community and a third party. We do not know of any event that has occurred as of the date of this document that would allow Roslyn to exercise this option.

The option could have the effect of discouraging a company from trying to acquire New York Community prior to completion of the merger or termination of the merger agreement. Upon the occurrence of certain triggering events, New York Community may be required to repurchase the option and any shares purchased under it at a predetermined price, or Roslyn may choose to surrender the option to New York Community for a cash payment of $39 million. In no event will the total profit received by Roslyn with respect to this option exceed $47 million.

The New York Community stock option agreement is attached to this document as Appendix B.

Roslyn Granted a Stock Option to New York Community (page 72)

To induce New York Community to enter into the merger agreement, Roslyn granted New York Community an option to purchase up to 15,000,000 shares of Roslyn common stock at a price per share of $20.85; however, in no case may New York Community acquire more than 19.9% of the outstanding shares of Roslyn common stock pursuant to this stock option agreement. New York Community cannot exercise this option unless the merger is not completed and specified triggering events occur. These events generally relate to business combinations or acquisition transactions involving Roslyn and a third party. We do not know of any event that has occurred as of the date of this document that would allow New York Community to exercise this option.

The option could have the effect of discouraging a company from trying to acquire Roslyn prior to completion of the merger or termination of the merger agreement. Upon the occurrence of certain triggering events, Roslyn may be required to repurchase the option and any shares purchased under it at a predetermined price, or New York Community may choose to surrender the option to Roslyn for a cash payment of $39 million. In no event will the total profit received by New York Community with respect to this option exceed $47 million.

The Roslyn stock option agreement is attached to this document as Appendix C.

New York Community Stockholder Protection Rights Agreement (page 81)

On January 16, 1996, New York Community adopted a stockholder protection rights agreement, pursuant to which each issued share of New York Community common stock has attached to it one right to purchase, under conditions described in the agreement and summarized in this document, a fraction of a share of participating preferred stock of New York Community. The New York Community stockholder protection rights agreement, including rights thereunder currently held by New York Community stockholders, will remain in place after the merger. Each share of New York Community common stock issued pursuant to the merger will have attached to it one right to purchase a fraction of a share of participating preferred stock of New York Community. See “NEW YORK COMMUNITY STOCKHOLDER PROTECTION RIGHTS AGREEMENT” on page 81 for a description of this agreement.

Regulatory Approvals We Must Obtain for the Merger (page 60)

We cannot complete the merger unless we obtain the prior approval of the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the New York State Banking Department. We made the necessary filings with the Federal Reserve Board, the Federal Deposit Insurance Corporation and the New York State Banking Department, and we have received the requisite approvals of the Federal Reserve and the Federal Deposit Insurance Corporation.

Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

New York Community will Hold its Special Meeting on October 29, 2003 (page 20)

The New York Community special meeting will be held on October 29, 2003, at 10 a.m., local time, at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New York. At the New York Community special meeting, New York Community stockholders will be asked:

1.	To adopt the merger agreement;

2.	To amend the certificate of incorporation to increase the amount of common stock authorized for issuance from 300 to 600 million shares; and

3.	To act on such other matters as may be properly brought before the New York Community special meeting.

The increase in New York Community’s authorized shares of common stock is not necessary to complete the merger.

Record Date.    New York Community stockholders may cast one vote at the New York Community special meeting for each share of New York Community common stock that was owned at the close of business on September 12, 2003. At that date, there were 137,673,940 shares of New York Community common stock entitled to be voted at the special meeting.

Required Vote.    To adopt the merger agreement and/or amend the certificate of incorporation to increase the amount of common stock authorized for issuance from 300 million to 600 million shares, the holders of a majority of the outstanding shares of New York Community common stock entitled to vote must vote in favor of adoption of the merger agreement or amendment of the certificate of incorporation. Because approval is based on the affirmative vote of a majority of shares outstanding, a New York Community stockholder’s failure to vote, a broker non-vote or an abstention will have the same effect as a vote against the merger or the certificate of incorporation amendment.

As of the New York Community record date, directors and executive officers of New York Community and their affiliates had the right to vote 10,313,670 shares of New York Community common stock, or 7.5% of the outstanding New York Community common stock entitled to be voted at the special meeting. At that date, directors and executive officers of Roslyn and their affiliates, including Roslyn, had the right to vote 1,650,474 shares of New York Community common stock entitled to be voted at the meeting, or 1.2% of the outstanding New York Community common stock.

Roslyn will Hold its Special Meeting on October 29, 2003 (page 24)

The Roslyn special meeting will be held on October 29, 2003, at 10 a.m., local time, at The Huntington Town House, 124 East Jericho Turnpike, Huntington Station, New York. At the Roslyn special meeting, Roslyn stockholders will be asked:

1.	To adopt the merger agreement; and

2.	To act on such other matters as may be properly brought before the Roslyn special meeting.

Record Date.    Roslyn stockholders may cast one vote at the Roslyn special meeting for each share of Roslyn common stock that was owned at the close of business on September 12, 2003. At that date, there were 75,826,918 shares of Roslyn common stock entitled to be voted at the special meeting.

Required Vote.    To adopt the merger agreement, the holders of a majority of the outstanding shares of Roslyn common stock entitled to be voted must vote in favor of the merger agreement. Because approval is based on the affirmative vote of a majority of shares outstanding, a Roslyn stockholder’s failure to vote, a broker non- vote or an abstention will have the same effect as a vote against the merger.

As of the Roslyn record date, directors and executive officers of Roslyn and their affiliates had the right to vote 5,275,513 shares of Roslyn common stock, or 7.0% of the outstanding Roslyn common stock entitled to be voted at the special meeting. At that date, directors and executive officers of New York Community and their affiliates, including New York Community, had the right to vote 132,000 shares of Roslyn common stock entitled to be voted at the meeting, or 0.2% of the outstanding Roslyn common stock.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF NEW YORK COMMUNITY

Set forth below are highlights from New York Community’s consolidated financial data as of and for the years ended December 31, 1998 through 2002 and New York Community’s unaudited consolidated financial data as of and for the six months ended June 30, 2002 and 2003. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results of operations for the full year or any other interim period. New York Community’s management prepared the unaudited information on the same basis as it prepared New York Community’s audited consolidated financial statements. In the opinion of New York Community’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with New York Community’s consolidated financial statements and related notes included in New York Community’s Annual Report on Form 10-K for the year ended December 31, 2002, and New York Community’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, which are incorporated by reference in this joint proxy statement/prospectus and from which this information is derived. See “WHERE YOU CAN FIND MORE INFORMATION” on page 103.

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)		(Dollars in thousands, except per share data)
Earnings Summary:
Interest income	$328,884	$293,434	$599,507	$423,304	$174,832	$143,123	$134,277
Interest expense	112,227	114,936	226,251	217,488	101,751	74,220	65,755

Net interest income	216,657	178,498	373,256	205,816	73,081	68,903	68,522
Provision for loan losses	—	—	—	—	—	(2,400)	—

Net interest income after provision for loan losses	216,657	178,498	373,256	205,816	73,081	71,303	68,522
Other operating income	60,120	47,775	101,820	90,615	21,645	2,523	2,554
Non-interest expense	70,874	69,986	139,062	121,185	49,824	21,390	25,953

Income before income tax expense	205,903	156,287	336,014	175,246	44,902	52,436	45,123
Income tax expense	66,783	51,837	106,784	70,779	20,425	20,772	18,179

Net income	$139,120	$104,450	$229,230	$104,467	$24,477	$31,664	$26,944

Share Data(1):
Weighted average common shares outstanding (in thousands):
Basic	134,552	100,098	135,670	102,304	56,269	55,551	57,327
Diluted	137,090	101,176	137,419	104,073	58,279	56,880	60,321
Basic earnings per common share:
Net income	$1.03	$0.78	$1.69	$1.02	$0.44	$0.57	$0.47
Diluted earnings per common share:
Net income	1.01	0.77	1.67	1.01	0.42	0.56	0.45
Cash dividends paid per common share	0.40	0.38	0.57	0.40	0.33	0.33	0.23
Book value per common share	9.89	8.69	9.73	7.54	3.71	2.51	2.71
Balance Sheet Summary:
Securities available-for-sale, net	$4,276,612	$3,429,320	$3,952,130	$2,374,782	$303,734	$12,806	$4,656
Loans receivable, net	5,810,866	5,299,004	5,443,572	5,361,187	3,616,386	1,601,079	1,486,519
Total assets	12,390,059	10,239,883	11,313,092	9,202,635	4,710,785	1,906,835	1,746,882
Total deposits	5,099,847	5,284,752	5,256,042	5,450,602	3,257,194	1,076,018	1,102,285
Stockholders’ equity	1,325,972	1,212,990	1,323,512	983,134	307,410	137,141	149,406
Performance Ratios:
Return on average assets	2.30%	2.18%	2.29%	1.63%	1.06%	1.69%	1.62%
Return on average stockholders’ equity	20.89	19.83	19.95	18.16	13.24	22.99	17.32
Dividend payout	39.60	48.54	34.23	39.80	78.57	60.00	50.00
Average equity to average assets	11.04	10.97	11.47	8.99	8.03	7.37	9.38
Net interest margin(2)	4.09	4.33	4.31	3.59	3.33	3.79	4.24
Efficiency ratio(3)	24.52	29.60	25.32	38.04	52.08	29.95	36.51
Asset Quality Ratio:
Allowance for loan losses to loans receivable, net	0.70%	0.76%	0.74%	0.76%	0.50%	0.44%	0.63%
Non-performing loans(4)	$13,316	$13,695	$16,342	$17,498	$9,092	$3,108	$6,193
Non-performing loans to loans receivable(4)	0.23%	0.33%	0.30%	0.33%	0.25%	0.19%	0.42%
Non-performing assets to total assets(5)(6)	0.11	0.19	0.15	0.19	0.19	0.17	0.38

(1)	Reflects shares issued as a result of 3-for-2 stock splits on September 29, 1998, March 29, 2001 and September 20, 2001, and a 4-for-3 stock split on May 21, 2003.
(2)	Net interest margin represents net interest income divided by the average amount of interest-earning assets.
(3)	Efficiency ratio represents operating expense divided by the sum of net interest income plus other operating income.
(4)	Non-performing loans consist of all loans delinquent 90 days or more.
(5)	Non-performing assets consist of all non-performing loans and real estate acquired in foreclosure.
(6)	For the periods indicated, New York Community had no troubled debt restructurings.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF ROSLYN

Set forth below are highlights from Roslyn’s consolidated financial data as of and for the years ended December 31, 1998 through 2002 and Roslyn’s unaudited consolidated financial data as of and for the six months ended June 30, 2002 and 2003. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results of operations for the full year or any other interim period. The unaudited information was prepared on the same basis as Roslyn’s audited consolidated financial statements. In the opinion of Roslyn’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Roslyn’s consolidated financial statements and related notes included in Roslyn’s Annual Report on Form 10-K for the year ended December 31, 2002, and Roslyn’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, which are incorporated by reference in this joint proxy statement/prospectus and from which this information is derived. See “WHERE YOU CAN FIND MORE INFORMATION” on page 103.

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)		(Dollars in thousands, except per share data)
Earnings Summary:
Interest income	$290,732	$292,445	$602,290	$561,915	$539,822	$527,766	$546,744
Interest expense	158,586	157,943	324,216	341,690	342,131	315,194	343,804

Net interest income	132,146	134,502	278,074	220,225	197,691	212,572	202,940
Provision for loan losses	1,000	1,500	3,000	850	1,000	—	1,500

Net interest income after provision for loan losses	131,146	133,002	275,074	219,375	196,691	212,572	201,440
Non-interest income	21,593	22,975	53,705	32,160	6,218	25,618	34,912
Non-interest expense(1)	44,189	47,432	102,031	88,131	81,622	178,003	89,407

Income before income tax expense	108,550	108,545	226,748	163,404	121,287	60,187	146,945
Income tax expense	35,480	38,220	80,342	52,161	31,388	40,561	51,402

Net income	$73,070	$70,325	$146,406	$111,243	$89,899	$19,626	$95,543

Share Data:
Weighted average common shares outstanding (in thousands):
Basic	73,356	79,969	79,025	85,704	93,747	108,078	108,902
Diluted	74,362	81,786	80,522	87,235	94,794	109,368	111,363
Basic earnings per common share(2):
Net income	$1.00	$0.88	1.85	$1.30	$0.96	$0.18	$0.88
Diluted earnings per common share(2):
Net income	0.98	0.86	1.82	1.28	0.95	0.18	0.86
Cash dividends paid per common share(2)	0.31	0.26	0.53	0.46	0.41	0.34	0.25
Book value per common share(2)	7.09	6.83	7.14	6.53	6.29	5.94	7.47
Balance Sheet Summary:
Securities available-for-sale, net(3)	$6,556,811	$6,028,478	$6,938,893	$4,565,582	$3,176,694	$3,530,485	$2,591,195
Loans receivable, net	3,558,177	3,405,433	3,168,322	3,706,524	4,087,678	3,911,314	3,705,674
Total assets	10,809,449	9,886,685	11,020,219	8,736,780	7,664,269	7,725,183	7,799,719
Total deposits	6,085,115	5,146,052	5,710,850	4,486,767	4,076,781	4,045,612	4,218,982
Stockholders’ equity	537,919	571,329	576,514	568,968	580,714	637,659	853,366
Performance Ratios(4):
Return on average assets	1.28%	1.51%	1.47%	1.36%	1.20%	0.26%	1.22%
Return on average stockholders’ equity	26.51	24.96	25.22	18.29	15.78	2.56	11.20
Dividend payout	31.12	29.65	29.12	35.94	42.81	190.72	29.07
Average equity to average assets	4.84	6.04	5.81	7.42	7.61	9.97	10.90
Net interest margin(5)	2.41	2.99	2.89	2.78	2.69	2.82	2.66
Efficiency ratio(6)	27.95	29.47	28.54	32.07	31.56	32.14	40.79
Asset Quality Ratio:
Allowance for loan losses to loans receivable	1.25%	1.24%	1.38%	1.10%	0.99%	1.04%	1.11%
Non-performing loans(7)	$27,971	$44,518	$41,865	$45,506	$9,780	$18,963	$22,074
Non-performing loans to loans receivable(7)	0.79%	1.31%	1.33%	1.23%	0.24%	0.49%	0.61%
Non-performing assets to total assets	0.26	0.46	0.39	0.53	0.13	0.25	0.30

(1)	Included for the six months ended June 30, 2003 and the years ended December 31, 2002, 2001 and 1999 are prepayment penalty charges related to financial liability repositioning of $1.5 million, $7.3 million, $8.3 million and $7.2 million, respectively. Included in 2000 is a $12.0 million restructuring charge relating to the divestiture of Roslyn National Mortgage Corporation. Included in 1999 is $89.2 million of merger related costs associated with the acquisition of T R Financial Corp. and a $5.9 million restructuring charge in connection with an early retirement program for certain Roslyn employees.
(2)	The data has been retroactively adjusted to reflect the 3-for-2 split distributed in the form of a stock dividend on August 22, 2001.
(3)	Includes securities having an amortized cost of $1.27 billion that were transferred from held-to-maturity to available-for-sale in 1999.
(4)	Selected financial ratios are end of year ratios, with the exception of all ratios that are based on average balances during the indicated year.
(5)	The net interest margin represents net interest income as a percent of average interest-earning assets. Net interest income also includes the effect of Roslyn’s payment of a special interest payment of 5% and 15% of the interest paid on savings and NOW accounts for the years ended December 31, 1999 and 1998, respectively. Additionally, such special interest payment was not paid on T R Financial Corp. accounts. No such special interest payment was paid in 2003, 2002, 2001 or 2000.
(6)	The efficiency ratio represents the ratio of general and administrative expenses, divided by the sum of net interest income and non-interest income, adjusted for securities gains or losses, gains on sales of fixed assets and servicing impairment provisions.
(7)	Non-performing loans consist of all non-accrual loans and loans contractually past due 90 days or more and still accruing. It is Roslyn’s policy generally to cease accruing interest on all loans contractually past due 90 days or more.

SELECTED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL DATA

(In thousands, except shares and per share amounts)

The following table shows information about our financial condition and operations, including per share data and financial ratios, after giving effect to the merger. This information is called pro forma information in this joint proxy/prospectus. The table sets forth the information as if the merger had become effective on June 30, 2003, with respect to financial condition data, and at the beginning of the periods presented, with respect to operations data. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of New York Community and Roslyn incorporated by reference herein and the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” on page 103 and “PRO FORMA FINANCIAL INFORMATION” on page 89.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

As of June 30, 2003
Selected Statement of Financial Condition Data:
Total assets	$21,043,229
Securities available-for-sale, net	7,333,423
Securities held-to-maturity	1,352,231
Loans and investments in real estate held-for-sale, net	5,969
Loans receivable, net	9,378,748
Deposits	11,221,962
Borrowed funds	6,655,314
Stockholders’ equity	2,920,612

	For the Six Months Ended June 30, 2003	For the Twelve Months Ended December 31, 2002
Selected Statements of Income Data:
Interest income	$531,438	$1,025,441
Interest expense	164,063	336,967

Net interest income	367,375	688,474
Provision for loan losses	1,000	3,000

Net interest income after provision for loan losses	366,375	685,474
Other operating income	81,713	155,525
Non-interest expense	119,628	250,223

Income before income tax expense	328,460	590,776
Income tax expense	107,516	197,631

Net income	$220,944	$393,145

Weighted Average Common Shares:
Basic	191,422,661	192,540,373
Diluted	193,960,334	194,289,665

	At or for the Six Months Ended June 30, 2003	At or for the Twelve Months Ended December 31, 2002
Per Common Share Data(1):
Basic earnings	$1.15	$2.04
Diluted earnings	1.14	2.02
Book value	15.30	N/A

Selected Financial Ratios(1):
Return on average assets(2)	2.21%	1.97%
Return on average stockholders’ equity(3)	25.55	22.73
Stockholders’ equity to total assets	13.88	N/A
General and administrative expense to average assets(4)	1.20	1.25
Efficiency ratio(5)	26.64	29.65

(1)	Per Common Share Data and Selected Financial Ratios are presented only for data relating to the pro forma combined condensed consolidated statements of income for the year ended December 31, 2002 and for the six months ended June 30, 2003 and data relating to the pro forma combined condensed consolidated statement of financial condition at June 30, 2003. Return on average assets and return on average stockholders’ equity for the periods presented were calculated assuming the merger was consummated on December 31, 2002.
(2)	Calculated by dividing pro forma net income by pro forma average assets at the end of the period reported.
(3)	Calculated by dividing pro forma net income by pro forma average stockholders’ equity at the end of the period reported.
(4)	Calculated by dividing pro forma general and administrative expense by pro forma assets at the end of the period reported.
(5)	Efficiency ratio represents pro forma operating expense divided by the sum of pro forma net interest income plus other pro forma operating income.

COMPARATIVE PER SHARE DATA

The following table sets forth for New York Community common stock and Roslyn common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data presented, and as if the merger had become effective at the beginning of the periods presented, in the case of the net income and dividends declared data presented. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting. See “ACCOUNTING TREATMENT” on page 76. The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the Securities and Exchange Commission and the pro forma financial information that appears elsewhere in this document. See “WHERE YOU CAN FIND MORE INFORMATION” on page 103 and “PRO FORMA FINANCIAL INFORMATION” on page 89.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods. The Comparative Per Share Data Table for the six months ended June 30, 2003 and the year ended December 31, 2002 combine the historical income per share data of New York Community and subsidiaries and Roslyn and subsidiaries giving effect to the merger as if the merger had become effective at the beginning of the period presented, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements. Upon consummation of the merger, the operating results of Roslyn will be reflected in the consolidated financial statements of New York Community on a prospective basis.

	New York Community Historical(1)	Roslyn Historical		Pro Forma Combined		Per Equivalent Roslyn Share(2)
Net income for the twelve months ended December 31, 2002:
Basic	$1.69	$1.85		$2.04	(3)	$1.53
Diluted	1.67	1.82		2.02	(3)	1.52
Net income for the six months ended June 30, 2003:
Basic	1.03	1.00		1.15		0.86
Diluted	1.01	0.98		1.14		0.85
Cash Dividends Declared:
For the twelve months ended December 31, 2002	0.57	0.53		0.57	(4)	0.43
For the six months ended June 30, 2003	0.40	0.31		0.40	(4)	0.30

Book Value:
As of December 31, 2002	9.73	7.14
As of June 30, 2003	9.89	7.09	(5)	15.30		11.47

(1)	Amounts have been restated to reflect the shares issued pursuant to the 4-for-3 stock split on May 21, 2003.
(2)	Per equivalent Roslyn share is pro forma combined multiplied by 0.75.
(3)	The pro forma net income per share amounts are calculated by totaling the historical net income (adjusted for pro forma adjustments) of New York Community and Roslyn and dividing the resulting amount by the average pro forma shares of New York Community and Roslyn giving effect to the merger. The average pro forma shares of New York Community and Roslyn reflect New York Community’s historical basic and diluted shares, plus historical basic and diluted average shares of Roslyn as adjusted for an exchange ratio of 0.75 of a share of New York Community common stock for each share of Roslyn common stock. The pro forma net income per share amounts do not take into consideration any operating efficiencies that may be realized as a result of the merger.

(4)	Pro forma cash dividends represents the New York Community historical amount.
(5)	Roslyn historical book value per share as of June 30, 2003, as adjusted for the exchange ratio of 0.75 of a share of New York Community common stock for each share of Roslyn common stock, is $5.32. For a description of the adjustment, see Note B to “Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, December 31, 2002 and June 30, 2003.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements regarding the financial condition, results of operations and business of New York Community and Roslyn, and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential” or other similar expressions.

The ability of New York Community and Roslyn to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following:

•	difficulties in obtaining required stockholder and regulatory approvals;

•	increases in competitive pressure among financial institutions or from non-financial institutions;

•	changes in the interest rate environment;

•	changes in deposit flows, loan demand or real estate values;

•	changes in accounting principles, policies or guidelines;

•	legislative or regulatory changes;

•	changes in general economic conditions, either nationally or in some or all of the operating areas in which the combined company will be doing business, or conditions in securities markets, or the banking industry;

•	a materially adverse change in the financial condition of New York Community or Roslyn;

•	the level and timeliness of realization, if any, of expected cost savings from the merger;

•	difficulties related to the consummation of the merger and the integration of the businesses of New York Community and Roslyn;

•	difficulties in effecting the proposed restructuring;

•	lower than expected revenues following the merger; and

•	other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting operations, pricing and services.

Because such forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Roslyn stockholders and New York Community stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this document or the date of any document incorporated by reference.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to New York Community or Roslyn or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, New York Community and Roslyn undertake no obligation to update such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE NEW YORK COMMUNITY SPECIAL MEETING

This section contains information from New York Community for New York Community stockholders about the special meeting of stockholders it has called to consider and adopt the merger agreement and approve the proposed action to increase the amount of authorized common stock.

Together with this document, we are also sending you a notice of the New York Community special meeting and a form of proxy that is solicited by our board of directors. The New York Community special meeting will be held on October 29, 2003, at 10:00 a.m., local time, at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New York.

Matters to Be Considered

The purpose of the New York Community special meeting is to vote on a proposal for adoption of the merger agreement and to vote on a proposal to amend the New York Community certificate of incorporation to increase the amount of New York Community common stock authorized for issuance from 300 million to 600 million shares. The increase in New York Community’s authorized shares of common stock is not necessary to complete the merger.

You may be asked to vote upon other matters that may properly be submitted to a vote at the New York Community special meeting. You also may be asked to vote on a proposal to adjourn or postpone the New York Community special meeting. We could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

Proxies

Each copy of this document mailed to New York Community stockholders is accompanied by a form of proxy with voting instructions for submission by mail. You should complete and return the proxy card accompanying this document, or vote by telephone or the internet as described below under “—Voting by Telephone or the Internet,” in order to ensure that your vote is counted at the New York Community special meeting, or at any adjournment or postponement thereof, regardless of whether you plan to attend the special meeting. You may revoke your proxy at any time before the vote is taken at the special meeting. If you have not voted through your broker, you may revoke your proxy by:

•	submitting written notice of revocation to the Corporate Secretary of New York Community prior to the voting of such proxy,

•	submitting a properly executed proxy of a later date, or

•	voting in person at the special meeting; however, simply attending the special meeting without voting will not revoke an earlier proxy.

Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to:

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, New York 11590

Attention: Mark A. Ricca

Corporate Secretary

If your shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR”

adoption of the merger agreement and the proposed action to increase the amount of authorized common stock. The New York Community board of directors is currently unaware of any other matters that may be presented for action at the special meeting. If other matters properly come before the special meeting, or at any adjournment or postponement thereof, we intend that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card. However, proxies that indicate a vote against adoption of the merger agreement and the proposed action to increase the amount of authorized common stock will not be voted in favor of adjourning or postponing the special meeting to solicit additional proxies.

New York Community stockholders should NOT send stock certificates with their proxy cards. If the merger is completed, New York Community stockholders will not need to exchange their current stock certificates.

Solicitation of Proxies

We will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, we will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of New York Community common stock and secure their voting instructions, if necessary. We will reimburse the record holders for their reasonable expenses in taking those actions. We have also made arrangements with Mellon Investor Services LLC to assist us in soliciting proxies and have agreed to pay them $11,000 plus reasonable expenses for these services. If necessary, we may also use several of our regular employees, who will not be specially compensated, to solicit proxies from New York Community stockholders, either personally or by telephone, telegram, facsimile or letter.

Record Date

The New York Community board of directors has fixed the close of business on September 12, 2003 as the record date for determining the New York Community stockholders entitled to receive notice of and to vote at the New York Community special meeting. At that time, 137,673,940 shares of New York Community common stock were outstanding, held by approximately 8,500 holders of record.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of New York Community common stock is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present. An unvoted proxy submitted by a broker is sometimes referred to as a broker non-vote.

Adoption of the merger agreement and approval of the proposed action to increase the amount of authorized common stock requires the affirmative vote of the holders of a majority of the outstanding shares of New York Community common stock entitled to vote at the New York Community special meeting. You are entitled to one vote for each share of New York Community common stock you held as of the record date. However, New York Community’s certificate of incorporation provides that stockholders of record who beneficially own in excess of 10% of the then-outstanding shares of common stock of New York Community are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as by any person acting in concert with such person or entity.

Because the affirmative vote of the holders of a majority of the outstanding shares of New York Community common stock entitled to vote at the New York Community special meeting is needed for us to proceed with the merger or the proposed action to increase the amount of authorized common stock, the failure to vote by proxy or in person will have the same effect as a vote against the merger agreement or the proposed action to increase the amount of authorized common stock. Abstentions and broker non-votes also will have the same effect as a vote against the merger or the proposed action to increase the amount of authorized common stock. Accordingly, the New York Community board of directors urges New York Community stockholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope, or to vote by telephone or the internet.

As of the record date:

•	Directors and executive officers of New York Community and their affiliates had the right to vote 10,313,670 shares of New York Community common stock, or 7.5% of the New York Community common stock outstanding on that date.

•	Directors and executive officers of Roslyn and their affiliates, including Roslyn (excluding the shares subject to the New York Community stock option described in “THE STOCK OPTION AGREEMENTS” on page 72), had the right to vote 1,650,474 shares of New York Community common stock, or 1.2% of the New York Community common stock outstanding on that date.

Recommendation of the Board of Directors

The New York Community board of directors has unanimously approved the merger agreement and the proposed action to increase the amount of authorized common stock and the transactions it contemplates. The New York Community board of directors determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of New York Community and in the best interests of its stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement and the proposed action to increase the amount of authorized common stock.

See “THE MERGER—New York Community’s Reasons for the Merger; Recommendation of New York Community’s Board of Directors” on page 33 for a more detailed discussion of the New York Community board of directors’ recommendation.

Attending the Meeting

If you want to vote your shares of New York Community common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Participants in New York Community’s and New York Community Bank’s Benefit Plans

If you are a participant in the New York Community Bank Employee Stock Ownership Plan, the New York Community 401(k) Plan, the Columbia Federal Savings Bank Employee Stock Ownership Plan or the Columbia Savings Bank 401(k) Thrift Incentive Savings Plan, or if you have grants of restricted stock under the Queens County Savings Bank 1993 Recognition and Retention Plan, the Haven Bancorp 1996 Incentive Plan and the Queens County Savings Bank Supplemental Executive Retirement Plan, you will have received with this joint proxy statement/prospectus voting instruction forms that reflect all shares you may vote under the plans. Under the terms of these plans, the trustee or administrator votes all shares held by the plan, but each participant may direct the trustee or administrator how to vote the shares of New York Community common stock allocated to his or her plan account. If you own shares through any of these plans and do not vote, the respective plan trustees or administrators will vote the shares in accordance with the terms of the respective plans. The deadline for returning your voting instructions is October 10, 2003.

Voting by Telephone or the Internet

Many stockholders of New York Community have the option to submit their proxies or voting instructions electronically by telephone or the internet instead of submitting proxies by mail on the enclosed proxy card. Please note that there are separate arrangements for using the telephone and the internet depending on whether your shares are registered in New York Community’s stock records in your name or in the name of a brokerage firm or bank. New York Community stockholders should check their proxy card or the voting instructions forwarded by their broker, bank or other holder of record to see which options are available.

The telephone and internet procedures described below for submitting your proxy or voting instructions are designed to authenticate stockholders’ identities, to allow stockholders to have their shares voted and to confirm that their instructions have been properly recorded. Stockholders submitting proxies or voting instructions via the internet should understand that there may be costs associated with electronic access, such as usage charges from internet access providers and telephone companies, that will be borne by the stockholder.

New York Community holders of record may submit their proxies:

•	by telephone, by calling the toll-free number indicated on their proxy card and following the recorded instructions; or

•	through the internet, by visiting the web site indicated on their proxy card and following the instructions.

THE ROSLYN SPECIAL MEETING

This section contains information from Roslyn for Roslyn stockholders about the special meeting of stockholders it has called to consider and approve the merger agreement.

Together with this document, we are also sending you a notice of the Roslyn special meeting and a form of proxy that is solicited by our board of directors. The special meeting will be held on October 29, 2003 at 10:00 a.m., local time, at The Huntington Town House, 124 East Jericho Turnpike, Huntington Station, New York.

Matters to Be Considered

The purpose of the Roslyn special meeting is to vote on a proposal for adoption of the merger agreement.

You may be asked to vote upon any other matters that may properly be submitted to a vote at the Roslyn special meeting. You also may be asked to vote upon a proposal to adjourn or postpone the Roslyn special meeting. We could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

Proxies

Each copy of this document mailed to Roslyn stockholders is accompanied by a form of proxy with voting instructions for submission by mail. You should complete and return the proxy card accompanying this document, or vote by telephone or the internet as described below under “—Voting by Telephone or the Internet,” to ensure that your vote is counted at the Roslyn special meeting, or at any adjournment or postponement thereof, regardless of whether you plan to attend the Roslyn special meeting. You can revoke your proxy at any time before the vote is taken at the Roslyn special meeting. If you have not voted through your broker, you may revoke your proxy by:

•	submitting written notice of revocation to the Corporate Secretary of Roslyn prior to the voting of such proxy,

•	submitting a properly executed proxy, or

•	voting in person at the special meeting; however, simply attending the special meeting without voting will not revoke an earlier proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Roslyn Bancorp, Inc.

One Jericho Plaza

Jericho, New York 11753-8905

Attention: R. Patrick Quinn

Corporate Secretary

If your shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

All shares represented by valid proxies we receive through this solicitation, and not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” adoption of the merger agreement. The Roslyn board of directors is presently unaware of any other matters that may be presented for action at the special meeting. If other matters do properly come before the special meeting, or at any adjournment or postponement thereof, we intend that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card. However, proxies that indicate a vote against adoption of the merger agreement will not be voted in favor of adjourning or postponing the special meeting to solicit additional proxies.

Roslyn stockholders should NOT send stock certificates with their proxy cards. If the merger is completed, Roslyn stockholders will be mailed a transmittal form promptly following the completion of the merger with instructions on how to exchange their Roslyn stock certificates for stock certificates of New York Community and cash instead of fractional shares, if applicable.

Solicitation of Proxies

We will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, we will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Roslyn common stock and secure their voting instructions, if necessary. We will reimburse the record holders for their reasonable expenses in taking those actions. We have also made arrangements with Georgeson Shareholder Communications, Inc. to assist us in soliciting proxies and have agreed to pay them $25,000 plus reasonable expenses for these services. If necessary, we may use several of our regular employees, who will not be specially compensated, to solicit proxies from Roslyn stockholders, either personally or by telephone, telegram, facsimile or letter.

Record Date

The Roslyn board of directors has fixed the close of business on September 12, 2003 as the record date for determining the Roslyn stockholders entitled to receive notice of and to vote at the Roslyn special meeting. At that time, 75,826,918 shares of Roslyn common stock were outstanding, held by approximately 7730 holders of record.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Roslyn common stock is necessary to constitute a quorum at the Roslyn special meeting. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present. An unvoted proxy submitted by a broker is sometimes referred to as a broker non-vote.

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Roslyn common stock entitled to vote at the Roslyn special meeting. You are entitled to one vote for each share of Roslyn common stock you held as of the record date. However, Roslyn’s certificate of incorporation provides that stockholders of record who beneficially own in excess of 10% of the then-outstanding shares of common stock of Roslyn are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as by any person acting in concert with such person or entity.

Because the affirmative vote of the holders of a majority of the outstanding shares of Roslyn common stock entitled to vote at the Roslyn special meeting is needed for us to proceed with the merger, the failure to vote by proxy or in person will have the same effect as a vote against the merger agreement. Abstentions and broker non-votes also will have the same effect as a vote against the merger. Accordingly, the Roslyn board of directors urges Roslyn stockholders to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope or to vote by telephone or the internet.

As of the record date:

•	Directors and executive officers of Roslyn and their affiliates had the right to vote 5,275,513 shares of Roslyn common stock, or 7.0% of the outstanding Roslyn common stock at that date.

•	Directors and executive officers of New York Community and their affiliates, including New York Community (excluding the shares subject to the Roslyn stock option described in “THE STOCK OPTION AGREEMENTS” on page 72), had the right to vote 132,000 shares of Roslyn common stock, or 0.2% of the outstanding Roslyn common stock at that date.

Recommendation of the Board of Directors

The Roslyn board of directors has unanimously approved the merger agreement and the transactions it contemplates. The Roslyn board of directors determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of Roslyn and its stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement.

See “THE MERGER—Roslyn’s Reasons for the Merger; Recommendation of Roslyn’s Board of Directors” on page 35 for a more detailed discussion of the Roslyn board of directors’ recommendation.

Attending the Meeting

If you want to vote your shares of Roslyn common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Participants in Roslyn’s and The Roslyn Savings Bank’s Benefit Plans

If you are a participant in The Roslyn Savings Bank Employee Stock Ownership Plan, the Roslyn Bancorp, Inc. 1997 Stock-Based Incentive Plan or the Roslyn Bancorp, Inc. 2001 Stock-Based Incentive Plan, or if you hold shares through The Roslyn Savings Bank 401(k) Plan, you will have received with this joint proxy statement/prospectus voting instruction forms that reflect all shares you may vote under the plans. Under the terms of these plans, the trustee or administrator votes all shares held by the plan, but each participant may direct the trustee or administrator how to vote the shares of Roslyn common stock allocated to his or her plan account. If you own shares through any of these plans and do not vote, the respective plan trustees or administrators will vote the shares in accordance with the terms of the respective plans. The deadline for returning your voting instructions is October 22, 2003.

Voting by Telephone or the Internet

Many stockholders of Roslyn have the option to submit their proxies or voting instructions electronically by telephone or the internet instead of submitting proxies by mail on the enclosed proxy card. Please note that there are separate arrangements for using the telephone and the internet depending on whether your shares are registered in Roslyn’s stock records in your name or in the name of a brokerage firm or bank. Roslyn stockholders should check their proxy card or the voting instructions forwarded by their broker, bank or other holder of record to see which options are available.

The telephone and internet procedures described below for submitting your proxy or voting instructions are designed to authenticate stockholders’ identities, to allow stockholders to have their shares voted and to confirm that their instructions have been properly recorded. Stockholders submitting proxies or voting instructions via the internet should understand that there may be costs associated with electronic access, such as usage charges from internet access providers and telephone companies, that will be borne by the stockholder.

Roslyn holders of record may submit their proxies:

•	by telephone, by calling the toll-free number indicated on their proxy card and following the recorded instructions; or

•	through the internet, by visiting the web site indicated on their proxy card and following the instructions.

INFORMATION ABOUT THE COMPANIES

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, New York 11590

(516) 683-4100

New York Community Bancorp, Inc. is the parent holding company for New York Community Bank. New York Community Bank is a New York State-chartered savings bank whose deposits are insured by the Bank Insurance Fund, as administered by the Federal Deposit Insurance Corporation. New York Community Bank operates through 55 traditional and 54 in-store branch offices in New York City, Long Island, Westchester County and New Jersey, and a public accommodation office in Richmond County.

New York Community Bank’s principal business consists of attracting retail deposits from the general public and investing those deposits, together with borrowings and funds generated from operations, into the origination of mortgage loans on multi-family properties. In addition, the Bank originates one- to four-family, commercial real estate, construction, and other loans within its local markets, and invests in mortgage-backed and other investment securities. New York Community Bank also generates revenues through the sale of third-party investment products and from retail banking fees.

New York Community Bank is subject to regulation and supervision by the New York State Banking Department, its chartering agency, and by the Federal Deposit Insurance Company. As the holding company for New York Community Bank, New York Community is a bank holding company subject to regulation and supervision by the Board of Governors of the Federal Reserve System.

New York Community routinely evaluates opportunities to expand through merger or acquisition, and frequently conducts due diligence activities in connection with such opportunities. As a result, merger or acquisition discussions and, in some cases, negotiations may take place in the future, and mergers and acquisitions involving cash, debt or equity securities may occur. The impact of a merger or an acquisition would likely be reflected in New York Community’s financial condition and results of operations.

Additional information about New York Community and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 103.

Roslyn Bancorp, Inc.

One Jericho Plaza

Jericho, New York 11753

(516) 942-6000

Roslyn Bancorp, Inc. is the parent holding company for The Roslyn Savings Bank. The Roslyn Savings Bank is a New York State-chartered savings bank whose deposits are insured by the Bank Insurance Fund, as administered by the Federal Deposit Insurance Company. The Roslyn Savings Bank operates through 37 full service branches throughout Nassau and Suffolk counties on Long Island and the New York City boroughs of Brooklyn, Queens and The Bronx.

The Roslyn Savings Bank’s principal business consists of accepting retail deposits from the general public in the areas surrounding its branch offices and investing those deposits, together with funds generated from operations and borrowings, primarily in commercial real estate, multi-family and construction loans, mortgage-backed and mortgage related securities, various debt and equity securities and, to a lesser extent, home equity, consumer and student loans. The Roslyn Savings Bank’s revenues are derived principally from the interest income generated by its investment securities, mortgage, commercial and consumer loans and, to a lesser extent, from retail banking fees.

The Roslyn Savings Bank also derives other non-interest revenues from the sale of non-deposit products and the increase in the cash surrender value of its Bank Owned Life Insurance policy. The Roslyn Savings Bank’s sister companies derive non-interest revenue primarily from joint venture real estate development activities. The Roslyn Savings Bank’s primary sources of funds are deposits, borrowings and principal and interest payments on loans and securities.

The Roslyn Savings Bank is subject to regulation and supervision by the New York State Banking Department, its chartering agency, and by the Federal Deposit Insurance Company. As the holding company for The Roslyn Savings Bank, Roslyn has elected to be a savings and loan holding company subject to regulation and supervision by the Office of Thrift Supervision.

Additional information about Roslyn and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 103.

THE MERGER

The following discussion contains material information pertaining to the merger. This discussion is subject, and qualified in its entirety by reference, to the merger agreement, stock option agreements and financial advisor opinions attached as Appendices to this document. We encourage you to read and review those documents as well as the discussion in this document.

General

This section provides material information about the merger of New York Community and Roslyn and the circumstances surrounding the merger. The next sections of this document, entitled “THE MERGER AGREEMENT” on pages 67 through 71 and “THE STOCK OPTION AGREEMENTS” on pages 72 through 75, have additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to completion of the merger and the provisions for terminating or amending the merger agreement.

At the New York Community special meeting, New York Community stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement. At the Roslyn special meeting, Roslyn stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement. Adoption of the merger agreement will constitute adoption of the transactions it contemplates, including, among others, the merger of Roslyn with and into New York Community and the issuance of New York Community common stock in the merger.

We are furnishing this document to New York Community stockholders and Roslyn stockholders in connection with the solicitation of proxies by the boards of directors of New York Community and Roslyn for use at their respective special meetings of stockholders and any adjournment or postponement of the meetings.

Structure

The merger agreement provides for the merger of Roslyn with and into New York Community. New York Community will be the surviving corporation. Immediately following the consummation of the merger, New York Community Bank and The Roslyn Savings Bank will merge, with The Roslyn Savings Bank becoming a division of New York Community Bank.

Upon completion of the merger, Roslyn stockholders will receive 0.75 of a share of New York Community common stock for each share of Roslyn common stock that they hold immediately prior to the merger. If the number of shares of common stock of New York Community changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar event, then an appropriate and proportionate adjustment will be made to the exchange ratio. Roslyn stockholders will receive cash instead of any fractional shares of New York Community common stock that would have otherwise been issued at the completion of the merger.

As a result of the merger, New York Community stockholders immediately prior to the merger will own approximately 70%, and Roslyn stockholders immediately prior to the merger will own approximately 30%, of the outstanding New York Community common stock. These percentages are based on the number of shares of New York Community common stock issued and outstanding as of June 27, 2003 and the number of shares of Roslyn common stock issued and outstanding as of June 27, 2003.

New York Community will account for the merger as a purchase for financial reporting purposes. The merger has been structured to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that New York Community and Roslyn each receive a legal opinion to that effect. New York Community and Roslyn may alter the method of effecting the combination of the companies, provided that such change does not alter or change the number of shares of New York Community common stock into which shares of Roslyn common stock will be converted, adversely affect the tax treatment of New York Community or Roslyn pursuant to the merger, or materially impede or delay consummation of the merger.

Following the merger, New York Community expects to integrate Roslyn’s successful platform for deposit gathering with and into New York Community’s retail platform. New York Community expects that as part of this integration that its branches would be rebranded on an individual basis based on the strongest brand identity in the area served. In this regard it is expected that branches located in Queens would operate as Queens County Savings Bank Division branches, branches located in Brooklyn would operate as Roosevelt Savings Bank Division branches and branches located in Nassau and Suffolk counties on Long Island would operate as Roslyn Savings Bank Division branches. New York Community does not currently anticipate any branch closures in the New York metropolitan area as a result of the merger, and as a result, no lay-offs or staff reductions are currently expected at branch locations. New York Community does, however, expect that due to overlapping back office and duplicative management responsibility that job reductions will take place after the merger. New York Community expects these job reductions to occur through a combination of attrition and layoffs, predominantly at the corporate headquarters of each of New York Community and Roslyn. Management of the combined company is in the process of ascertaining the amount of expected job reductions and will finalize the impact of these reductions after the closing of the merger and system integration.

New York Community expects that multi-family lending will remain the primary focus of the combined company’s lending efforts as Roslyn’s lending business is integrated into New York Community’s. New York Community anticipates that Roslyn’s construction lending business will continue in Roslyn’s marketplace with the expectation that the combined company’s construction lending businesses will be integrated throughout the divisional banks into a single operating platform.

Following the merger, New York Community currently expects to re-evaluate the balance sheet position of the combined company and implement a strategic balance sheet restructuring plan, which may include a $3.5 billion reduction of the pro forma securities portfolio that will re-align the pro forma securities portfolio consistent with the combined company’s industry peers. The downsizing is expected to have a positive impact on earnings quality and the combined company’s exposure to interest rate, extension and market risk. In addition, it is expected that the downsizing of the securities portfolio will result in an improved interest rate margin. The downsizing is expected to generate cash proceeds that will facilitate a reduction in the level of wholesale funding utilized by the combined company in the form of Federal Home Loan Bank advances and reverse repurchase obligations. This is expected to result in an overall reduction in the combined company’s level of wholesale leverage. The downsizing of the securities portfolio is also expected to free up capital which could be redeployed into higher earning assets and/or the repurchase of common stock. The planned downsizing of the securities portfolio is not a condition or financing contingency of the merger. Although there is no specific time frame for the planned downsizing of the securities portfolio, it is currently anticipated to take place after the closing of the merger.

Background of the Merger

The management of Roslyn periodically has explored and assessed, and has discussed with the Roslyn board of directors, strategic options for Roslyn, including strategies to grow Roslyn’s business through business and marketing initiatives and through targeted acquisitions of other financial institutions. These strategic discussions also included the possibility of business combinations involving Roslyn and larger or similar sized financial institutions, particularly in view of the increasing competition, continuing consolidation and other developments in the financial services industry. In this regard, the management of Roslyn has from time to time communicated informally with representatives of other financial institutions regarding their respective companies’ strategic direction. Some of these informal discussions included general discussions regarding the potential merits of a business combination or other strategic transaction, but none of these discussions proceeded beyond the exploratory stage.

As New York Community has publicly stated, it routinely evaluates opportunities to expand through mergers and acquisitions. As a result, its management routinely has discussions with third parties about possible merger or acquisition transactions.

The management teams of New York Community and Roslyn have been familiar with each other for many years as a result of frequent business interactions involving their institutions, participation in financial services industry professional organizations and community service endeavors. From time to time, Joseph R. Ficalora and Joseph L. Mancino, the chief executive officers of New York Community and Roslyn, as well as members of their respective management teams, have met and have had informal discussions regarding the possibility of a strategic combination involving the two companies. In the Summer and Fall of 2001 and the Summer and Fall of 2002, Messrs. Ficalora and Mancino met informally on a few occasions and discussed preliminarily the possibility of a transaction involving the two companies. These discussions focused on the potential benefits of combining and did not address any specific price or other transaction terms. In each case, Messrs. Ficalora and Mancino mutually determined that, in light of the then current market conditions, the timing was not then right for continued discussions.

In late February 2003, members of senior management of New York Community and Roslyn spoke telephonically and agreed that, in view of the then current economic and industry environment, it would be a good time for representatives of the two companies to again meet to discuss the possibility of a transaction. During March and April of 2003, the two companies talked generally regarding the potential for a transaction, and in May 2003 began to discuss the possibility of a transaction in greater detail. At that time, members of senior management of New York Community and Roslyn, together with their advisors, commenced a series of meetings to discuss a potential transaction, including matters relating to the potential fit between the companies, the potential strategic benefits that a combination might offer and the possible terms of a transaction. Among other things, they discussed the fact that the two companies had complementary businesses with similar business and operating environments in compatible geographies. Representatives of the companies also noted that by combining they could create the largest community bank in the New York metropolitan region in terms of market capitalization and total assets, and that the combined company would have better future prospects than either company was likely to achieve on a stand-alone basis. The parties discussed the desire for an all-stock transaction that would allow Roslyn stockholders to participate in those prospects and to achieve the desired tax treatment in respect of the merger consideration.

On May 8, 2003, New York Community and Roslyn entered into a customary confidentiality agreement and thereafter engaged in limited due diligence activities from time to time. On May 14, 2003, Mr. Mancino met with members of the Roslyn board of directors at a board meeting, where it was agreed that Mr. Mancino and members of the Roslyn management team should continue to explore the possibility of a combination with New York Community but at the same time contact other financial institutions regarding their interest in a possible combination. In addition to New York Community, during this period, Roslyn or its financial advisors contacted nine other financial institutions concerning a potential interest in a business combination with Roslyn. Ultimately three of these institutions gave non-binding preliminary indications of interest, including New York Community, which provided its indication of interest during the late evening of June 20, 2003, and each undertook varying levels of due diligence. One of the indications of interest was withdrawn when the potential offeror determined that it was not prepared to complete a transaction.

Roslyn, and its legal and financial advisors, subsequently held a series of discussions and negotiations regarding these indications, which continued prior discussions with the two companies. Based on these discussions and the results of its due diligence efforts, Roslyn, working with its advisors, determined that the New York Community offer presented the best value for stockholders and would create the strongest combined company with the best potential for continued stockholder value enhancement following completion of a merger. Roslyn’s determination was based on New York Community’s prior transaction experience and integration successes, New York Community’s strong financial position and well respected management team, and the sound strategic fit between the two companies in terms of products, operating philosophies and geography, as well as the other factors described below under “Roslyn’s Reasons for the Merger; Recommendation of Roslyn’s Board of Directors.” Roslyn also believed that the combination of Roslyn and New York Community would present a compelling transaction that would be well received by the market. In contrast, Roslyn did not believe that the other company that had submitted a preliminary indication of interest would result in a strong combined company with prospects comparable to those potentially achievable in a combination with New York Community. Roslyn noted that the other company had very limited prior acquisition experience, did not offer the same degree of complementary products or operating philosophies as did New York Community, was not as financially capable as New York Community or, in some respects (including consolidated net income), as Roslyn. Furthermore, Roslyn did not believe that a transaction with the other company would be well received by the market as a result of the foregoing factors and the high degree of integration risk, which—as a result of the all-stock, fixed exchange ratio nature of a potential transaction—would have the effect of reducing the implied value. Although at the time that the two companies submitted their indications of interest through the June 24, 2003 board meeting the implied value of the New York Community offer ranged from approximately forty-seven cents to forty-nine cents per share lower than the implied value of the other indication of interest, Roslyn determined based on the above factors that the other indication, which was non-binding and subject to material contingencies, would not be sustained over the short term due to likely market reaction to the announcement of a transaction with that company and would not result in a combined company that would be able to deliver stockholder value over the long term. Roslyn also noted that New York Community had displayed a more focused and in-depth interest in a potential transaction with Roslyn, which helped to demonstrate an interest that was both well considered and more likely to be sustained during negotiations.

On June 24, 2003, the Roslyn board of directors held a special meeting. Mr. Mancino and other members of senior management, together with Roslyn’s financial and legal advisors, reviewed the proposed merger with New York Community and the indications of interest received from the other financial institutions. Mr Mancino and the other representatives also reviewed the prior discussions between Roslyn and New York Community and the reasons supporting a combination of the two companies. Management and its advisors also reviewed prior discussions of strategic alternatives and discussed with the Roslyn board of directors the fact that, as the board had previously discussed in other board meetings, size and diversification beyond the level Roslyn believed to be reasonably achievable on an independent basis was becoming increasingly important to continued success in the current financial services environment. Following the discussions at that meeting, and based on a discussion of the factors described in the preceding paragraph, the Roslyn board determined that the New York Community offer presented the best prospect for enhancing Roslyn shareholder value and authorized its management to pursue a merger with New York Community on the basis of the proposal, which the Roslyn board determined would best meet the company’s strategic goals.

On June 24, 2003, the New York Community board of directors held a regularly scheduled meeting at which the terms and details of the proposal were presented to the board and discussed. At such meeting, the New York Community board authorized its management to pursue a merger with Roslyn on the basis of the proposal.

Following the June 24 meetings, New York Community and Roslyn worked to complete their respective due diligence investigations and to negotiate the definitive agreements for the transaction.

On June 26, 2003, the New York Community board of directors held a special meeting at which New York Community’s senior management presented to the board the proposed definitive transaction agreements. Representatives of Citigroup Global Markets Inc. made a presentation on the fairness of the proposed transaction to New York Community from a financial perspective. The full text of the Citigroup Global Markets Inc. opinion is attached as Appendix D to this joint proxy statement/prospectus. Representatives of Sullivan & Cromwell LLP reviewed with, and made a detailed presentation to, the New York Community board of directors on the proposed definitive transaction agreements and the board of directors’ fiduciary obligations in the context of a merger involving New York Community and Roslyn. A detailed discussion among the New York Community board of directors, senior management, and the financial and legal advisors followed. Following these deliberations, the New York Community board of directors unanimously voted to approve the merger agreement and related arrangements and instructed New York Community’s President and Chief Executive Officer to execute the merger agreement and related documents on New York Community’s behalf.

On June 26, 2003, the Roslyn board of directors held another special meeting to review and discuss the proposed merger, the proposed definitive transaction agreements and the results of the due diligence investigation of New York Community. Mr. Mancino also reviewed the course of discussions with New York Community and outlined the strategic rationale for the proposed merger, including the ability of Roslyn’s stockholders to participate in one of the best performing financial institutions, the ability to combine the relative strengths of the two institutions and other matters discussed below under “Roslyn’s Reasons for the Merger.” Mr. Mancino noted that the terms of the proposed transaction, including terms related to the benefits and employment of Roslyn management, had not been altered in any material respect from New York Community’s June 20 indication of interest discussed at the June 24 board meeting, and that no material new terms had arisen subsequent to that meeting.

At the June 26, 2003 meeting, the Roslyn board of directors also reviewed with Wachtell, Lipton, Rosen & Katz, special counsel to Roslyn, the terms of the proposed definitive transaction- and employment-related agreements and the legal and fiduciary standards applicable to its decision to approve the agreements and the transactions contemplated by the agreements. Representatives of Sandler O’Neill & Partners, L.P. and Goldman, Sachs & Co. then discussed financial information regarding New York Community and the proposed merger. The discussions covered a range of matters, including the structure and tax treatment of the merger and the merger consideration, the fixed exchange ratio and the post-merger board and management structures, review of relevant business and financial information regarding the two companies, historical stock price performance, valuation methodologies and analyses and the other matters set forth in “Opinions of Roslyn’s Financial Advisors.” After this discussion, each of Sandler O’Neill and Goldman Sachs delivered its oral opinion (later confirmed in writing) that, as of the date of the opinion, and based on and subject to the assumptions, qualifications and limitations set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair to the holders of shares of Roslyn common stock from a financial point of view. The full text of the Sandler O’Neill and Goldman Sachs opinions are attached as Appendices E and F to this joint proxy statement/prospectus.

After additional discussions and questions, the Roslyn board of directors determined that the transactions contemplated by the agreements were fair to, and in the best interests of, Roslyn and its stockholders. The Roslyn board noted that the implied value of the merger consideration as of the close of trading on the date of its meeting was slightly less than the closing price of Roslyn common stock on that date, but in view of the various factors discussed under “Roslyn’s Reasons for the Merger,” concluded that the consideration that Roslyn stockholders would receive if the merger were completed represented greater value than would be expected if Roslyn remained independent or sought an alternative transaction. The Roslyn board of directors then voted unanimously to approve the merger agreement, the stock option agreements and the related transaction documents, and instructed Roslyn’s Vice Chairman, President and Chief Executive Officer to execute the merger agreement and related documents on Roslyn’s behalf.

On June 27, 2003, New York Community and Roslyn executed the merger agreement and the stock option agreements, and announced the transaction by a joint press release before the beginning of trading on the New York Stock Exchange and the Nasdaq National Market, respectively.

New York Community’s Reasons for the Merger; Recommendation of New York Community’s Board of Directors

The New York Community board of directors believes that the merger presents an excellent opportunity to combine and expand two complementary banking operations. The New York Community board consulted with financial and other advisors and determined that the merger was consistent with the strategic plans of New York Community and was in the best interests of New York Community and its stockholders. In reaching its conclusion to approve the merger agreement, the New York Community board considered a number of factors, including the following:

•	Its understanding of New York Community’s business, operations, financial condition, earnings and prospects and of Roslyn’s business, operations, financial condition, earnings and prospects, taking into account New York Community’s due diligence review of Roslyn;

•	The complementary aspects of the New York Community and Roslyn businesses, including New York Community’s strength in loan origination and Roslyn’s strength in deposit accumulation, the compatible loan mix of New York Community and Roslyn and the common operating philosophies, shared systems platforms and services provider and integration expertise of New York Community and Roslyn;

•	The current and prospective environment in which New York Community and Roslyn operate, including national and local economic conditions, the competitive environment for thrifts and other financial institutions generally, the trend toward consolidation in the financial services industry and the likely effect of these factors on New York Community’s potential growth, development, productivity and profitability;

•	The New York Community board of directors’ belief that a combination with Roslyn would allow New York Community stockholders to participate in a combined company that would be the largest community bank in the New York metropolitan region in terms of market capitalization and total assets with the lowest efficiency ratio and that the combined company would have better future prospects than New York Community was likely to achieve on a stand-alone basis;

•	The review by the New York Community board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger and stock option agreements, including the exchange ratio and the expectation that the merger will qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes;

•	The fact that synergies expected from the merger should result in expense savings. In making this determination, fully phased-in annual pre-tax expense reductions of $30.8 million, comprised of $12.1 million of compensation and benefits savings, $7.3 million of back office and administrative savings, $2.6 million of systems and facilities expense savings and $8.8 million of Roslyn’s employee stock ownership plan and management retention plan expense savings, were identified by management following a due diligence review of the businesses of New York Community and Roslyn. Based on an expected fourth quarter 2003 closing, these cost saving actions are expected to be fully realized in the year 2004.

•	The fact that the merger is expected to be 18% accretive to 2004 diluted GAAP EPS or, assuming a $3.5 billion balance sheet restructuring, 10% accretive.

•	The fact that the complementary nature of the respective customer bases, business products and skills of New York Community and Roslyn should result in enhanced revenue opportunities as products are cross-marketed and distributed over broader customer bases. Management of New York Community and Roslyn anticipate future revenue enhancement initiatives, however, at this time, no amounts were considered in the projected benefits of the merger.

•	The fact that Roslyn’s and New York Community’s branch franchises operate principally in the same geographic markets, which it believed to present a desirable strategic opportunity for expansion of its existing presence and market share. In particular, the board considered that:

•	the combination of the two businesses will provide New York Community with broader coverage in its traditional market, the greater New York metropolitan area; and

•	the resulting institution’s branch network and franchise would be concentrated in one of the most affluent and populous regions in the country.

•	The challenges of combining the businesses, assets and workforces of the two companies, which could impact the post-merger success of the combined company, in light of New York Community’s and Roslyn’s past experience in integrating transactions. In this regard, the board evaluated several key factors, including:

•	that customer disruption in the transition phase would not be significant due to the limited overlap and complementary nature of the markets served by New York Community and Roslyn and the fact that very few branches, if any, are expected to be closed;

•	that the combined company would benefit from the strong management teams of each of New York Community and Roslyn and that, because a number of key senior management positions for the combined company had already been decided, management would be better able to focus on integration early in the process; and

•	the record of New York Community in integrating acquisitions smoothly while retaining profitability, having participated in the successful acquisition of Haven Bancorp, Inc. in 2000 and the successful merger with Richmond County Financial Corp. in 2001.

•	The ability of New York Community to retain continuity of management and of corporate structure, including retention of the current board of directors and current executive officers, as well as its governing documents, and to create a company with increased management depth.

•	The future ability of New York Community to restructure the pro forma balance sheet of the combined company by downsizing its securities portfolio and utilizing the resulting proceeds to retire borrowings and buy back stock.

•	The reports of management and outside advisors concerning the operations, financial condition and prospects of Roslyn.

•	The historical and current market prices of New York Community common stock and Roslyn common stock.

•	The financial information and analyses presented by Citigroup Global Markets Inc. to the New York Community board of directors, and the opinion delivered to the New York Community board of directors by Citigroup Global Markets Inc., to the effect that, as of the date of its opinion, the exchange ratio is fair, from a financial point of view, to New York Community.

The New York Community board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding price-to-earnings multiples, potential revenue enhancements, anticipated cost savings and earnings accretion. However, the board concluded that the potential positive factors outweighed the potential risks of consummating the merger.

The foregoing discussion of the information and factors considered by the New York Community board of directors is not exhaustive, but includes all material factors considered by the New York Community board of directors. In view of the wide variety of factors considered by the New York Community board of directors in connection with its evaluation of the merger and the complexity of such matters, the New York Community board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The New York Community board of directors conducted a discussion of the factors described above, including asking questions of New York Community’s management and New York Community’s legal and financial advisors, and reached general consensus that the merger was in the best interests of New York Community and New York Community stockholders. In considering the factors described above, individual members of the New York Community board of directors may have given different weights to different factors. The New York Community board of directors relied on the experience and expertise of its financial advisor for quantitative analysis of the financial terms of the merger. See “THE MERGER—Opinion of Citigroup Global Markets Inc. to New York Community” on page 38. It should be noted that this explanation of the New York Community board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” on page 19.

The New York Community board of directors determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of New York Community and its stockholders. The New York Community board of directors also determined that the merger agreement and the transactions contemplated thereby are consistent with, and in furtherance of, New York Community’s business strategies. Accordingly, the New York Community board of directors unanimously approved the merger agreement and unanimously recommends that New York Community stockholders vote “FOR” adoption of the merger agreement.

Roslyn’s Reasons for the Merger; Recommendation of Roslyn’s Board of Directors

The Roslyn board of directors believes that the merger is in the best interests of Roslyn and its stockholders. The Roslyn board of directors therefore has unanimously approved the merger agreement and the stock option agreements and unanimously recommends that the Roslyn stockholders vote “FOR” approval and adoption of the merger agreement.

In reaching its decision to approve and recommend the merger agreement, the Roslyn board of directors, with advice from Roslyn management and financial and legal advisors, considered a number of factors, including the following material factors:

•	The Roslyn board of directors’ understanding of Roslyn’s business, operations, financial condition, earnings and prospects and of New York Community’s business, operations, financial condition, earnings and prospects, taking into account Roslyn’s due diligence review of New York Community;

•	The complementary aspects of the Roslyn and New York Community businesses, including Roslyn’s strength in deposit accumulation and New York Community’s strength in loan origination, the compatible loan mix of Roslyn and New York Community and the common operating philosophies, systems platforms and integration expertise of Roslyn and New York Community;

•	The fact that the complementary nature of the respective customer bases, business products and skills of Roslyn and New York Community should result in enhanced revenue opportunities as products are cross-marketed and distributed over broader customer bases. Management of Roslyn and New York Community anticipate future revenue enhancement initiatives, however, at this time, no amounts were considered in the projected benefits of the merger;

•	The Roslyn board of directors’ belief that a combination with New York Community would allow Roslyn stockholders to participate in a combined company that would be the largest community bank in the New York metropolitan region in terms of market capitalization and total assets with the lowest efficiency ratio and that the combined company would have better future prospects than Roslyn was likely to achieve on a stand-alone basis;

•	The fact that Roslyn’s and New York Community’s branch franchises operate principally in the same geographic markets, which it believed to present a desirable strategic opportunity for expansion of its existing presence and market share. In particular, the board considered that:

•	the combination of the two business will provide the combined company with broader coverage in its traditional market, the greater New York metropolitan area; and

•	the resulting institution’s branch network and franchise would be concentrated in one of the most affluent and populous regions in the country.

•	The presentation by senior members of Roslyn management regarding the strategic advantages of combining with New York Community, including the potential for stockholder value appreciation and the opportunities that the merger could present for costs savings and enhanced revenue opportunities;

•	The current and prospective environment in which Roslyn and New York Community operate, including national and local economic conditions, the competitive environment for thrifts and other financial institutions generally, the trend toward consolidation in the financial services industry and the likely effect of these factors on Roslyn’s potential growth, development, productivity and profitability;

•	The financial information and analyses presented by Sandler O’Neill and Goldman Sachs to the Roslyn board of directors, and the opinions delivered to the Roslyn board of directors by Sandler O’Neill and Goldman Sachs, to the effect that, as of the date of their opinions, and based on and subject to the assumptions, qualifications and limitations described in such opinions, the exchange ratio is fair, from a financial point of view, to Roslyn stockholders;

•	The review by the Roslyn board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger and stock option agreements, including the exchange ratio, the reciprocal stock option agreements and the expectation that the merger will qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes;

•	The likelihood that the merger would be consummated, given the regulatory and other approvals required in connection with the merger and the experience of New York Community and Roslyn in prior merger transactions;

•	The continued representation of Roslyn directors in the combined company as described under “Interests of Roslyn’s Directors and Officers in the Merger that Differ From Your Interests—Roslyn Director Representation” through the appointment of five members of the Roslyn board of directors to the New York Community board of directors and the appointment of Joseph L. Mancino as one of the Co-Chairmen of the New York Community board of directors and the increased management depth of the combined company;

•	The challenges of combining the businesses, assets and workforces of the two companies, which could impact the post-merger success of the combined company, in light of New York Community’s and Roslyn’s past experience in integrating transactions;

•	The risk that the stock option agreement would limit Roslyn’s ability to pursue or support competing acquisition proposals;

•	The fact that some of Roslyn’s directors and executive officers have interests in the merger that are in addition to their interests as Roslyn stockholders, which have the potential to influence such directors’ and officers’ views and actions in connection with the merger proposal. See “Roslyn’s Directors and Officers Have Financial Interests in the Merger” on page 61;

•	The future ability of the combined company to restructure its pro forma balance sheet by downsizing its securities portfolio and utilizing the resulting proceeds to retire borrowings and buy back stock; and

•	The fact that the combined company would have greater resources and broader product offerings, enabling it to capitalize on various business opportunities, to realize enhanced returns on capital and to provide expanded services to its customer base.

The Roslyn board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding price-to-earnings multiples, potential revenue enhancements, anticipated cost savings and earnings accretion. However, the board concluded that the potential positive factors outweighed the potential risks of consummating the merger.

The foregoing discussion of the information and factors considered by the Roslyn board of directors is not exhaustive, but includes all material factors considered by the Roslyn board of directors. In view of the wide variety of factors considered by the Roslyn board of directors in connection with its evaluation of the merger and the complexity of such matters, the Roslyn board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Roslyn board of directors conducted a discussion of the factors described above, including asking questions of Roslyn’s management and Roslyn’s legal and financial advisors, and reached general consensus that the merger was in the best interests of Roslyn and Roslyn stockholders. In considering the factors described above, individual members of the Roslyn board of directors may have given different weights to different factors. The Roslyn board of directors relied on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the merger. See “THE MERGER—Opinions of Roslyn’s Financial Advisors” on page 57. It should be noted that this explanation of the Roslyn board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” on page 19.

The Roslyn board of directors determined that the merger, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Roslyn and its stockholders. The Roslyn board of directors also determined that the merger agreement and the transactions contemplated thereby are consistent with, and in furtherance of, Roslyn’s business strategies. Accordingly, the Roslyn board of directors unanimously approved the merger agreement and unanimously recommends that Roslyn stockholders vote “FOR” adoption of the merger agreement.

Opinions of Financial Advisors

New York Community engaged Citigroup Global Markets Inc. as its financial advisor and Roslyn engaged Sandler O’Neill & Partners, L.P. and Goldman, Sachs & Co. as its financial advisors in connection with the merger based on their experience and expertise. Citigroup Global Markets Inc., Sandler O’Neill & Partners, L.P. and Goldman, Sachs & Co. are internationally recognized investment banking firms that have substantial experience in transactions similar to the merger.

Opinion of Citigroup Global Markets Inc. to New York Community

Citigroup Global Markets Inc. was retained to act as financial advisor to New York Community in connection with a potential combination transaction with Roslyn. Pursuant to Citigroup Global Markets’ letter agreement with New York Community, dated May 30, 2003, Citigroup Global Markets rendered an opinion to the New York Community board of directors on June 26, 2003, to the effect that, based upon and subject to the considerations and limitations set forth in the opinion, Citigroup Global Markets’ work described below and other factors it deemed relevant, as of that date, the exchange ratio in the proposed merger was fair, from a financial point of view, to New York Community.

The full text of Citigroup Global Markets’ opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Appendix D to this document. The summary of Citigroup Global Markets’ opinion set forth below is qualified in its entirety by reference to the full text of the opinion. You are urged to read Citigroup Global Markets’ opinion carefully and in its entirety.

In arriving at its opinion, Citigroup Global Markets reviewed a draft dated June 26, 2003 of the merger agreement. Citigroup Global Markets also held discussions with certain senior officers and other representatives and advisors of New York Community and Roslyn concerning the business, operations and prospects of New York Community and Roslyn. Citigroup Global Markets examined certain publicly available business and financial information relating to New York Community and Roslyn. Citigroup Global Markets also reviewed certain financial forecasts and other information and data relating to New York Community and Roslyn that were provided to or otherwise discussed with Citigroup Global Markets by the managements of New York Community and Roslyn, including information regarding certain strategic implications and operational benefits anticipated by management to result from the merger. Citigroup Global Markets reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things:

•	current and historical market prices and trading volumes of New York Community common stock and Roslyn common stock;

•	historical and projected earnings and other operating data for New York Community and Roslyn; and

•	historical and projected capitalization and financial condition of New York Community and Roslyn.

Citigroup Global Markets also considered, to the extent publicly available, the financial terms of certain other similar transactions that Citigroup Global Markets considered relevant in evaluating the exchange ratio in the merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup Global Markets considered relevant in evaluating those of New York Community and Roslyn. Citigroup Global Markets also evaluated the pro forma financial impact of the transaction on New York Community. In addition to the foregoing, Citigroup Global Markets conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup Global Markets deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup Global Markets assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data furnished to or otherwise reviewed by or discussed with it. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with it, Citigroup Global Markets was advised by the managements of New York Community and Roslyn that such forecasts and other information and data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of New York Community and Roslyn as to the future financial performance of New York Community and Roslyn, and the strategic implications and operational benefits anticipated to result from the merger. Citigroup Global Markets expressed no view with respect to such forecasts and other information and data or the assumptions on which they were based. Citigroup Global Markets did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of New York Community or Roslyn nor did it make any physical inspection of the properties or assets of New York Community or Roslyn. Citigroup Global Markets assumed that the merger will be treated as a tax-free reorganization for federal income tax purposes. Citigroup Global Markets informed the board of directors of New York Community that Citigroup Global Markets is not expert in the evaluation of loan or lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto, and Citigroup Global Markets did not make an independent evaluation of the adequacy of such allowances of New York Community or Roslyn. For purposes of its opinion, Citigroup Global Markets assumed that the allowances for such losses for each of New York Community and Roslyn are adequate to cover such losses. Citigroup Global Markets assumed, and had been advised by New York Community, that the final terms of the merger agreement would not vary materially from those set forth in the draft reviewed by Citigroup Global Markets. It also was assumed by Citigroup Global Markets, with the consent of New York Community, that the merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals and consents for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on New York Community, Roslyn or the contemplated benefits of the merger.

Citigroup Global Markets’ opinion relates only to the relative values of New York Community and Roslyn. Citigroup Global Markets did not express any opinion as to what the value of the New York Community common stock actually will be when issued in the merger or the price at which it will trade subsequent to the merger. Citigroup Global Markets was not requested to consider, and its opinion did not address, the relative merits of the merger as compared to any alternative business strategies that might exist for New York Community or the effect of any other transaction in which New York Community might engage. Citigroup Global Markets’ opinion necessarily was based on information available to it, and financial, stock market and other conditions and circumstances existing and disclosed to it as of the date of its opinion.

Citigroup Global Markets’ advisory services and opinion were provided for the information of the New York Community board of directors in its evaluation of the merger and do not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the merger.

In connection with rendering its opinion, Citigroup Global Markets made a presentation to the New York Community board of directors on June 26, 2003, with respect to the material analyses performed by Citigroup Global Markets in evaluating the fairness of the exchange ratio in the merger. The following is a summary of that presentation. The summary includes information presented in tabular format. In order to understand fully the financial analyses used by Citigroup Global Markets, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to June 25, 2003, and is not necessarily indicative of current or future market conditions.

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Historical Trading Analysis.    Citigroup Global Markets reviewed the trading prices of New York Community common stock and Roslyn common stock for the period from January 1, 2002 through June 25, 2003. For each trading day in that period, Citigroup Global Markets derived the implied historical exchange ratio by dividing the closing price of Roslyn common stock by the closing price of New York Community common stock. Citigroup Global Markets noted that the implied historical exchange ratio as of June 25, 2003, the last trading day prior to the announcement of the merger, was 0.7267. The following table sets forth the average implied historical exchange ratios for the specified periods ended June 25, 2003, the premium or discount represented by each such ratio as compared to the exchange ratio implied by closing trading prices on June 25, 2003 and, for comparative purposes, the exchange ratio in the merger.

Period	Implied Exchange Ratio	Implied Premium or Discount to Market (June 25, 2003 Exchange Ratio)	Merger Exchange Ratio
One-Year Average	0.8520x	17.2%	0.7500x
Six-Month Average	0.8065x	11.0%	0.7500x
Three-Month Average	0.7355x	1.2%	0.7500x
One-Month Average	0.7102x	(2.3%)	0.7500x

Among other things, Citigroup Global Markets noted that the exchange ratio in the merger of 0.75 of a share of New York Community common stock for each share of Roslyn common stock was less than the one-year and six-month average implied historical exchange ratios.

Comparable Companies Analysis.    Citigroup Global Markets compared financial, operating and stock market data and forecasted financial information for New York Community and Roslyn with similar information for selected publicly traded bank and thrift institutions located in the New York metropolitan area. The selected bank and thrift institutions considered by Citigroup Global Markets were:

•	North Fork Bancorporation, Inc.

•	GreenPoint Financial Corp.

•	Astoria Financial Corporation

•	Independence Community Bank Corp.

•	Hudson United Bancorp

•	Staten Island Bancorp, Inc.

The financial information used by Citigroup Global Markets for all companies in the course of this analysis was based on historical financial information as March 31, 2003, market data as of June 25, 2003 and forecasted information published by Institutional Brokers Estimate System (“IBES”). IBES is a data service that publishes compilations of earnings estimates by selected research analysts.

For each of the selected comparable bank and thrift institutions, Citigroup Global Markets derived and compared, among other things:

•	the ratio of the company’s closing price per common share on June 25, 2003, to its estimated earnings per share (“EPS”) for each of calendar years 2003 and 2004; and

•	the ratio of the company’s closing price per common share on June 25, 2003, to its book value and tangible book value.

Citigroup derived the same information for Roslyn based on the exchange ratio in the merger and the closing price of New York Community common stock on June 25, 2003. The following table sets forth the results of these analyses:

Common Share Price as Multiple of:	Range	Median	Roslyn (using implied merger value)
Estimated EPS for 2003	8.6x – 13.0x	12.0x	11.0x
Estimated EPS for 2004	8.7x – 13.7x	11.5x	10.1x
Book Value	1.37x – 3.38x	2.39x	2.96x
Tangible Book Value	1.30x – 4.56x	2.93x	2.97x

Based on this information, Citigroup Global Markets derived a reference range for the implied equity value per share of Roslyn common stock without taking into account any post-merger downsizing of Roslyn’s securities portfolio and a reference range for the implied equity value per share of Roslyn common stock taking into account the potential impact on Roslyn’s forecasted earnings of a $3.5 billion downsizing of Roslyn’s securities portfolio expected by management to be effected following the merger. Citigroup Global Markets noted that the exchange ratio in the merger of 0.75 of a share of New York Community common stock for each share of Roslyn common stock had an implied value of $20.86 based on the closing price of New York Community common stock on June 25, 2003 and $20.33 based on the closing price of New York Community common stock on June 26, 2003. These implied values were within the derived reference range of the implied equity value per share of Roslyn common stock using the information for the selected bank and thrift institutions excluding the expected downsizing of the Roslyn securities portfolio and were above the derived reference range adjusted for the expected downsizing. The following tables set forth the result of these analyses:

Derived Range Without Downsizing	Implied Merger Value June 25, 2003	Implied Merger Value June 26, 2003
$18.22 – $22.27	$20.86	$20.33

Derived Range With Downsizing	Implied Merger Value June 25, 2003	Implied Merger Value June 26, 2003
$14.99 – $18.32	$20.86	$20.33

Precedent Transaction Analysis.    Citigroup Global Markets reviewed publicly available information for three groups of merger or acquisition transactions involving thrifts that it deemed appropriate in analyzing the merger. The first group consisted of 8 transactions announced since January 1, 1997 involving acquired thrifts in the New York metropolitan area with aggregate consideration paid to stockholders in the transaction of over $250 million. This New York Group consisted of the following precedent transactions (in each case, the acquiror’s name is listed first and the acquired company’s name is listed second):

•	Washington Mutual, Inc./Dime Bancorp, Inc.	•	New York Community Bancorp, Inc./Richmond County Financial Corp.	•	North Fork Bancorporation, Inc./Reliance Bancorp Inc.

•	North Fork Bancorporation, Inc./JSB Financial, Inc.	•	Roslyn Bancorp, Inc./T R Financial Corp.	•	Astoria Financial Corporation/Long Island Bancorp, Inc.

•	North Fork Bancorporation, Inc./New York Bancorp Inc.	•	Astoria Financial Corporation/ Greater New York Savings Bank

The second group consisted of 14 transactions announced since January 1, 1998 involving acquired thrifts in Connecticut, Massachusetts, Maine, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont with aggregate consideration paid to stockholders in the transaction of over $250 million. This Northeast Group consisted of the following precedent transactions:

•	Sovereign Bancorp, Inc./First Essex Bancorp, Inc.	•	Royal Bank of Scotland Group PLC/Commonwealth Bancorp, Inc	•	BankNorth Group, Inc./American Financial Holdings

•	Royal Bank of Scotland Group PLC/Medford Bancorp, Inc.	•	Washington Mutual, Inc./Dime Bancorp, Inc.	•	BankNorth Group, Inc./Andover Bancorp, Inc.

•	New York Community Bancorp, Inc./Richmond County Financial Corp.	•	North Fork Bancorporation, Inc./Reliance Bancorp Inc.	•	North Fork Bancorporation, Inc./JSB Financial, Inc.

•	Sovereign Bancorp, Inc./Peoples Bancorp Inc.	•	Peoples Heritage Financial Group/SIS Bancorp, Inc.	•	Charter One Financial, Inc./ALBANK Financial Corporation

•	Roslyn Bancorp, Inc./T R Financial Corp.	•	Astoria Financial Corporation/Long Island Bancorp, Inc.

The third group consisted of 14 transactions announced since January 1, 1998 involving acquired thrifts anywhere in the United States with aggregate consideration paid to stockholders in the transaction of over $500 million. This National Group consisted of the following precedent transactions:

•	BankNorth Group, Inc./American Financial Holdings	•	Citigroup Inc./Golden State Bancorp Inc.	•	Washington Mutual, Inc./Dime Bancorp, Inc.

•	New York Community Bancorp, Inc./Richmond County Financial Corp.	•	Washington Mutual, Inc./Bank United Corp.	•	North Fork Bancorporation, Inc./JSB Financial, Inc.

•	Charter One Financial, Inc./ St. Paul Bancorp	•	Charter One Financial, Inc./ALBANK Financial Corporation	•	Roslyn Bancorp, Inc./T R Financial Corp.

•	Astoria Financial Corporation/Long Island Bancorp, Inc.	•	Washington Mutual, Inc./H.F. Ahmanson & Company	•	Commercial Federal Corporation/First Colorado Bancorp, Inc.

•	Fifth Third Bancorp/CitFed Bancorp, Inc.	•	Fifth Third Bancorp/State Savings Co.

For each precedent transaction, Citigroup Global Markets derived and compared, among other things:

•	the implied ratio of the price per common share paid for the acquired company in the transaction to:

(a)	the EPS of the acquired company for the latest twelve months (“LTM”) of results publicly available prior to the time the transaction was announced;

(b)	estimated EPS of the acquired company for either the calendar year of, or the calendar year following, the announcement of the transaction (“Estimated Forward EPS”);

(c)	book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and

(d)	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition.

•	the implied premium represented by the price per common share paid for the acquired company in the transaction to:

(a)	the closing price per common share of the acquired company one-day prior to the announcement of the transaction;

(b)	the closing price per common share of the acquired company one-month prior to the announcement of the transaction; and

(c)	the acquired company’s deposits (determined by taking the difference of the value of the consideration to be paid in the transaction as of the day of the announcement less the acquired company’s tangible book value and dividing it by the acquired company’s deposits).

With respect to the financial information for the companies involved in the precedent transactions, Citigroup Global Markets relied on information from public filings and company press releases, as well as information published by Securities Data Corp. and SNL DataSource. Securities Data Corp. compiles summaries of merger and financing information published by certain investment banks, market research firms and trade associations. Among other things, SNL DataSource compiles financial information regarding companies and merger and acquisition transactions in the banking and financial services sectors.

The following tables set forth the results of these analyses for each of the three groups of precedent transactions:

New York Group

Implied Ratio of Transaction Price to:	Range	Median
LTM EPS	13.8x – 33.3x	19.5x
Estimated Forward EPS	13.2x – 27.0x	16.7x
Book Value	1.53x – 4.80x	2.53x
Tangible Book Value	1.53x – 4.80x	3.15x

Implied Premium of Transaction Price to:	Range	Median
Closing Price 1-Day Prior to Announcement	3.3% – 46.6%	8.3%
Closing Price 1-Month Prior to Announcement	2.9% – 57.9%	15.9%
Deposits	8.5% – 38.7%	26.9%

Northeast Group

Implied Ratio of Transaction Price to:	Range	Median
LTM EPS	13.8x – 45.2x	21.1x
Estimated Forward EPS	13.2x – 27.0x	19.1x
Book Value	1.10x – 4.03x	2.51x
Tangible Book Value	1.13x – 4.03x	3.00x

Premium of Transaction Price to:	Range	Median
Closing Price 1-Day Prior to Announcement	3.3% – 46.6%	19.5%
Closing Price 1-Month Prior to Announcement	2.9% – 57.9%	25.0%
Deposits	8.8% – 38.2%	20.2%

National Group

Implied Ratio of Transaction Price to:	Range	Median
LTM EPS	11.6x – 38.2x	23.0x
Estimated Forward EPS	11.3x – 27.0x	19.5x
Book Value	1.53x – 4.03x	2.49x
Tangible Book Value	1.53x – 4.58x	3.15x

Implied Premium of Transaction Price to:	Range	Median
Closing Price 1-Day Prior to Announcement	0.7% – 46.6%	10.7%
Closing Price 1-Month Prior to Announcement	2.9% – 57.9%	20.8%
Deposits	7.5% – 38.2%	24.2%

Based on the information derived for each of the groups of precedent transactions, Citigroup Global Markets derived a total of six reference ranges for the implied equity value per share of Roslyn common stock using historical financial information as of March 31, 2003 and forecasted information published by IBES. Citigroup Global Markets derived reference ranges both including and excluding the potential impact on Roslyn’s forecasted earnings of the $3.5 billion downsizing of Roslyn’s securities portfolio expected by management to be effected following the merger. Citigroup Global Markets noted that the implied equity value per share of Roslyn common stock of $20.86 based on the exchange ratio in the merger and the closing price of New York Community common stock on June 25, 2003 was within five, and below one, of the six reference ranges for the implied equity value of Roslyn common stock derived by Citigroup Global Markets in its precedent transactions analysis. Citigroup Global Markets also noted that the implied equity value per share of Roslyn common stock of $20.33 based on the exchange ratio in the merger and the closing price of New York Community common stock on June 26, 2003 was within three, and below three, of those derived reference ranges. The following table sets forth the reference ranges derived by Citigroup and includes the implied merger value as of June 25 and June 26, 2003 for comparative purposes.

Reference Group	Range w/o Downsizing	Range w/ Downsizing	Implied Merger Value June 25, 2003	Implied Merger Value June 26, 2003
New York Group	$19.99 – $24.44	$19.56 – $23.90	$20.86	$20.33
Northeast Group	$20.68 – $25.57	$20.44 – $24.99	$20.86	$20.33
National Group	$20.14 – $24.62	$21.12 – $25.82	$20.86	$20.33

Discounted Cash Flow Analysis.    Citigroup Global Markets performed a discounted cash flow analysis to estimate a range for the implied equity value per share of Roslyn common stock as of June 25, 2003, including certain potential expenses and cost savings forecasted by management to result from the merger. Citigroup Global Markets performed this analysis both including and excluding the potential impact on Roslyn’s forecasted earnings of the $3.5 billion downsizing of Roslyn’s securities portfolio expected by management to be effected following the merger. In this analysis, Citigroup Global Markets assumed a weighted average cost of capital of 10.6% and used a range of 8.5% to 12.5% to derive the present values of (1) Roslyn’s estimated free cash flows available to stockholders from 2004 to 2008, plus (2) Roslyn’s terminal value at the end of 2008. Terminal values for Roslyn were calculated based on a range of 9.0x to 12.0x estimated 2009 EPS. In performing this analysis, Citigroup Global Markets used IBES estimates of EPS as of June 25, 2003 for Roslyn and an estimated long-term annual growth rate for Roslyn’s EPS (also obtained from IBES) of 9.0%. EPS data were adjusted to account for certain restructuring charges anticipated by management to result from the merger and management’s assumptions of cost savings resulting from the merger of 35% of Roslyn’s pre-tax controllable overhead expense, with an annual growth rate of such cost savings of 3% per year after 2004. In determining cash flows available to stockholders, Citigroup Global Markets used forecasted dividend payout ratios (in other words, percentages of adjusted EPS payable to stockholders), which assume the maintenance of a constant ratio of tangible common equity to tangible assets of 5.0% and an asset growth rate of 10% per annum. The results of these analyses are set forth below:

Without Downsizing
Discount Rate	Terminal Multiple
	9.0x	10.0x	11.0x	12.0x
8.5%	$26.58	$28.82	$31.07	$33.32
9.5	$25.50	$27.64	$29.79	$31.94
10.6	$24.43	$26.47	$28.52	$30.56
11.5	$23.51	$25.47	$27.43	$29.39
12.5	$22.58	$24.46	$26.33	$28.21

With Downsizing
Discount Rate	Terminal Multiple
	9.0x	10.0x	11.0x	12.0x
8.5%	$20.33	$22.18	$24.02	$25.86
9.5	$19.48	$21.24	$23.00	$24.77
10.6	$18.64	$20.32	$22.00	$23.67
11.5	$17.91	$19.52	$21.13	$22.74
12.5	$17.19	$18.73	$20.27	$21.80

Based on these results, Citigroup Global Markets derived a reference range for the implied equity value per share of Roslyn common stock without taking into account the potential impact of the expected downsizing of Roslyn’s securities portfolio and also derived a reference range for the implied equity value per share of Roslyn common stock taking the potential impact of the expected downsizing into account. Citigroup Global Markets noted that the implied value per share of Roslyn common stock of $20.86 based on the exchange ratio in the merger and the closing price of New York Community common stock on June 25, 2003 and the implied value per share of Roslyn common stock of $20.33 based on the exchange ratio in the merger and the closing price of New York Community common stock on June 26, 2003 were below both reference ranges for the implied equity value per share of Roslyn common stock derived by Citigroup Global Markets in its discounted cash flow analysis. The following table summarizes the results of these analyses:

Derived Range Without Downsizing	Implied Merger Value June 25, 2003	Implied Merger Value June 26, 2003
$23.51 – $27.64	$20.86	$20.33

Derived Range With Downsizing	Implied Merger Value June 25, 2003	Implied Merger Value June 26, 2003
$21.13 – $24.77	$20.86	$20.33

Contribution Analysis.    Citigroup Global Markets analyzed the relative contribution that New York Community and Roslyn would each be making to the combined company with respect to certain financial and operating data. Citigroup Global Markets compared this data to the pro forma fully diluted equity interest in the combined company of the current common stockholders of New York Community and Roslyn resulting from the merger. Citigroup Global Markets based its analyses on financial data as of or for the twelve-month period ended March 31, 2003 and market data as of June 25, 2003. Except as noted below with respect to consideration of the expected downsizing of Roslyn’s securities portfolio following the merger, Citigroup Global Markets did not consider cost savings, restructuring adjustments or other expected effects of the merger in its contribution analysis. Forecasted information was based on the most recent IBES estimates available on June 25, 2003.

The following table sets forth the results of this analysis.

	New York Community Contribution to Combined Company	Roslyn Contribution to Combined Company
Balance Sheet Data
Securities	41.4%	58.6%
Gross Loans	63.7%	36.3%
Allowance for Loan Losses	48.0%	52.0%
Goodwill and Intangibles	99.9%	0.1%
Total Assets	52.5%	47.5%

Deposits	45.9%	54.1%
Other Liabilities	56.6%	43.4%
Total Equity	71.1%	28.9%
Total Liabilities and Equity	52.5%	47.5%

Tier I Capital	63.0%	37.0%
Tangible Common Equity	55.2%	44.8%

Unadjusted Income
Estimated 2003 Net Income	67.0%	33.0%
Estimated 2004 Net Income	69.3%	30.7%

Income Adjusted for Downsizing
Estimated 2003 Net Income	75.2%	24.8%
Estimated 2004 Net Income	77.1%	22.9%

Fully Diluted Market Capitalization	72.1%	27.9%

Pro Forma Fully Diluted Equity Interest in Combined Company	71.4%	28.6%

Forecasted Pro Forma Financial Analysis.    Citigroup Global Markets analyzed the estimated financial impact of the merger on New York Community’s 2004 and 2005 estimated EPS and 2004 and 2005 estimated cash EPS (“CEPS”). CEPS is determined by adding per share amortization of acquisition-related intangible assets to EPS. In the course of this analysis, Citigroup Global Markets used IBES estimates of EPS for 2004 and 2005, utilizing the IBES forecasted long-term EPS growth rate of 13.5%, and assumed, based on management forecasts, that the merger will result in cost savings equal to 35% of Roslyn’s pre-tax controllable overhead expense. Based on its analysis, Citigroup Global Markets determined that the merger would be accretive to New York Community’s estimated EPS and estimated CEPS for 2004 and 2005 and noted that the tangible common ratio would improve to surpass pre-transaction levels during that period.

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The preceding discussion is a summary of the material financial analyses furnished by Citigroup Global Markets Inc. to the New York Community board of directors, but it does not purport to be a complete description of the analyses performed by Citigroup Global Markets or of its presentation to the New York Community board of directors. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Citigroup Global Markets made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Citigroup Global Markets believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Citigroup Global Markets, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Citigroup Global Markets and its opinion. With regard to the comparable companies and precedent transaction analyses summarized above, Citigroup Global Markets selected comparable public companies and precedent transactions on the basis of various factors, including size and similarity of the line of business of the relevant entities; however, no company utilized in these analyses is identical to New York Community or Roslyn and no precedent transaction is identical to the merger. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the transaction or public trading value of the subject companies to which New York Community and Roslyn are being compared.

In its analyses, Citigroup Global Markets made numerous assumptions with respect to New York Community, Roslyn, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of New York Community and Roslyn. Any estimates contained in Citigroup Global Markets’ analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or to necessarily reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of New York Community, Roslyn, the New York Community board of directors, the Roslyn board of directors, Citigroup Global Markets or any other person assumes responsibility if future results or actual values differ materially from the estimates.

Citigroup Global Markets’ analyses were prepared solely as part of Citigroup Global Markets’ analysis of the fairness of the exchange ratio in the merger and were provided to the New York Community board of directors in that connection. The opinion of Citigroup Global Markets was only one of the factors taken into consideration by the New York Community board of directors in making its determination to approve the merger agreement and the merger. See “New York Community’s Reasons for the Merger; Recommendation of New York Community’s Board of Directors” on page 33.

Citigroup Global Markets is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. New York Community selected Citigroup Global Markets to act as its financial advisor on the basis of Citigroup Global Markets’ international reputation and Citigroup Global Markets’ familiarity with New York Community. In the ordinary course of its business, Citigroup Global Markets and its affiliates may actively trade or hold the securities of both New York Community and Roslyn for its own account and for the account of customers and, accordingly, may at any time hold a long or short position in those securities. Citigroup Global Markets and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with New York Community and Roslyn and their respective affiliates. Citigroup Global Markets may be deemed to beneficially own 6,606,730 shares of Roslyn’s outstanding common stock, and Citigroup Inc. and certain of its affiliates may be deemed to beneficially own up to 9,205,687 shares of Roslyn’s outstanding common stock.

Pursuant to its letter agreement with Citigroup Global Markets, New York Community has paid Citigroup $1.5 million in fees in connection with the merger, and an additional $5.0 million will become payable upon consummation of the merger. New York Community has also agreed to reimburse Citigroup Global Markets for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and expenses of its counsel, and to indemnify Citigroup Global Markets against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

Opinions of Roslyn’s Financial Advisors

Roslyn retained Goldman, Sachs & Co. to provide it with general investment banking services in January 2002. In addition, Roslyn retained Sandler O’Neill & Partners, L.P. to provide Roslyn with additional input regarding the possibility of a merger beginning in January 2003. Both investment banking firms provided Roslyn with assistance in the New York Community transaction and, at the meeting of the board of directors of Roslyn on June 26, 2003, each firm rendered its oral opinion to the board of directors of Roslyn, each of which opinions subsequently was confirmed in writing, to the effect that, as of that date and based on and subject to the assumptions, qualifications and limitations described in their respective opinions, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of Roslyn common stock.

The full texts of the written opinions of Goldman Sachs and Sandler O’Neill, each dated June 27, 2003, which set forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken by each of Goldman Sachs and Sandler O’Neill in connection with their respective opinions, are attached as Appendices E and F, respectively, to this joint proxy statement/prospectus and are incorporated herein by reference. Holders of Roslyn common stock are urged to and should read each of these opinions in their entirety. Goldman Sachs and Sandler O’Neill provided their respective advisory services and opinions for the information and assistance of the Roslyn board of directors in connection with its consideration of the merger. Neither the Goldman Sachs opinion nor the Sandler O’Neill opinion is a recommendation as to how any holder of shares of Roslyn common stock should vote at the Roslyn meeting.

Goldman Sachs Opinion

In connection with rendering its opinion and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and annual reports on Form 10-K of Roslyn for the five years ended December 31, 2002;

•	annual reports to stockholders and annual reports on Form 10-K of New York Community for the five years ended December 31, 2002;

•	certain interim reports to stockholders and quarterly reports on Form 10-Q of Roslyn;

•	certain interim reports to stockholders and quarterly reports on Form 10-Q of New York Community;

•	certain other communications from Roslyn and New York Community to their respective stockholders; and

•	certain internal financial analyses and forecasts for Roslyn and New York Community prepared by their respective managements, including certain synergies projected by the managements of Roslyn and New York Community to result from the transaction contemplated by the merger agreement and certain balance sheet restructuring initiatives contemplated by New York Community.

Goldman Sachs also held discussions with members of the senior managements of Roslyn and New York Community regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs:

•	reviewed the reported price and trading activity for shares of Roslyn common stock and New York Community common stock,

•	compared certain financial and stock market information for Roslyn and New York Community with similar information for certain other companies the securities of which are publicly traded,

•	reviewed the financial terms of certain recent business combinations in the bank and thrift industry specifically and in other industries generally, and

•	performed such other studies and analyses as Goldman Sachs considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed with Roslyn’s consent that the financial forecasts for Roslyn and New York Community prepared by their respective managements, the cost saving and operating synergies projected by the managements of Roslyn and New York Community to result from the transaction contemplated by the merger agreement and the anticipated impact of certain balance sheet restructuring initiatives contemplated by New York Community were reasonably prepared and reflect the best currently available estimates and judgments of the managements of Roslyn and New York Community.

Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses for Roslyn and New York Community with respect thereto and, accordingly, it assumed that such allowances for losses for Roslyn and New York Community are in the aggregate adequate to cover such losses. In addition, Goldman Sachs did not review individual credit files nor did it make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of Roslyn or New York Community or any of their respective subsidiaries, and it was not furnished with any such evaluation or appraisal. Goldman Sachs also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the merger agreement will be obtained without any adverse effect on Roslyn, New York Community or the combined company or on the contemplated benefits of the transaction contemplated by the merger agreement.

Goldman Sachs’ opinion does not address the relative merits of the transaction contemplated by the merger agreement as compared to any alternative business transaction that might be available to Roslyn, nor does it address the underlying business decision of Roslyn to engage in the transaction contemplated by the merger agreement. In addition, Goldman Sachs did not express any opinion as to the actual value of the shares of Roslyn common stock or New York Community common stock or the prices at which the shares of Roslyn common stock or New York Community common stock will trade at any time.

Sandler O’Neill Opinion

In connection with rendering its opinion and performing its related financial analyses, Sandler O’Neill reviewed, among other things:

•	the merger agreement;

•	the stock option agreements;

•	certain publicly available financial statements and other historical financial information of Roslyn that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of New York Community that Sandler O’Neill deemed relevant;

•	internal financial projections for Roslyn for the years ending December 31, 2003 and 2004 prepared by and reviewed with management of Roslyn;

•	internal financial projections for New York Community for the years ending December 31, 2003 and 2004 prepared by and reviewed with management of New York Community;

•	earnings per share estimates for each of Roslyn and New York Community for the years ending December 31, 2003 and 2004 published by IBES;

•	the pro forma financial impact of the merger on New York Community, based on assumptions relating to earnings projections, transaction expenses, purchase accounting adjustments, and cost savings determined by the senior managements of Roslyn and New York Community, as well as certain balance sheet restructuring initiatives contemplated by New York Community;

•	the publicly reported historical price and trading activity for Roslyn’s and New York Community’s common stock, including a comparison of certain financial and stock market information for Roslyn and New York Community with similar publicly available information for certain other companies the securities of which are publicly traded;

•	the financial terms of certain recent business combinations in the bank and thrift institutions industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior managements of Roslyn and New York Community their views of the strategic rationale for the merger as well as the business, financial condition, results of operations and prospects of their respective companies.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Roslyn or New York Community or their respective representatives or that was otherwise reviewed by Sandler O’Neill and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of management of Roslyn and New York Community that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Roslyn or New York Community or any of their subsidiaries, or the collectibility of any such assets, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Roslyn or New York Community nor did Sandler O’Neill review any individual credit files relating to Roslyn or New York Community. Sandler O’Neill assumed, with Roslyn’s consent, that the respective allowances for loan losses for both Roslyn and New York Community are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the financial projections for Roslyn and New York Community and all projections of transaction costs, purchase accounting adjustments, expected cost savings and the impact of the contemplated balance sheet restructuring initiatives prepared by and reviewed with the managements of Roslyn and New York Community and used by Sandler O’Neill in its analyses, such managements confirmed to Sandler O’Neill that they reflect the best currently available estimates and judgments of the respective managements of the respective future financial performance of Roslyn, New York Community and the combined company, and Sandler O’Neill assumed that such projections would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they are based. Sandler O’Neill also assumed that there has been no material change in Roslyn’s or New York Community’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill.

Sandler O’Neill assumed in all respects material to its analysis that Roslyn and New York Community will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in such agreements are not waived, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. With Roslyn’s consent, Sandler O’Neill relied upon the advice Roslyn received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Joint Financial Analyses of Roslyn’s Financial Advisors

In preparing their respective opinions to Roslyn’s board of directors, Goldman Sachs and Sandler O’Neill performed a variety of financial and comparative analyses, including those described below. Set forth below is a summary of the material financial analyses performed by Goldman Sachs and Sandler O’Neill in connection with rendering their respective fairness opinions. The summary of the analyses of Goldman Sachs and Sandler O’Neill set forth below is not a complete description of the analyses underlying their opinions, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by Goldman Sachs or Sandler O’Neill. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary of financial analyses, as the tables alone are not a complete description of the analyses.

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at their respective opinions, Goldman Sachs and Sandler O’Neill considered the results of all of the analyses and factors and did not isolate specific analyses or factors and reach separate conclusions as to whether or not any particular analysis or factor supported their opinions; rather, each of Goldman Sachs and Sandler O’Neill made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the underlying analyses and factors. Accordingly, Goldman Sachs and Sandler O’Neill believe that their analyses must be considered as a whole and that selecting portions of their analyses or certain factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the processes underlying their opinions.

In their analyses, Goldman Sachs and Sandler O’Neill made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and various other matters, many of which are beyond the control of the parties and their advisers. Furthermore, no company or transaction used in Goldman Sachs’ and Sandler O’Neill’s analyses as a comparison is identical to Roslyn, New York Community or the proposed merger. Rather, the analyses of comparable companies and transactions involve complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the acquisition, public trading or other values of the companies or transactions being compared.

Goldman Sachs and Sandler O’Neill prepared their analyses for purposes of providing their respective opinions to Roslyn’s board of directors as to the fairness from a financial point of view to holders of shares of Roslyn common stock of the exchange ratio and to assist Roslyn’s board of directors in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Roslyn, New York Community, Goldman Sachs or Sandler O’Neill assumes responsibility if future results are materially different from those forecast.

The opinions of Goldman Sachs and Sandler O’Neill were only one of many factors considered by the board of directors of Roslyn in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of Roslyn or management with respect to the merger or the exchange ratio.

Transaction Multiple Analysis.    Goldman Sachs and Sandler O’Neill calculated an implied transaction value per share of Roslyn common stock of $20.86, based on the exchange ratio of 0.75 and the $27.81 closing price per share of New York Community common stock on June 25, 2003. This implied value per share represented a premium to the closing price per share of Roslyn common stock on June 25, 2003 of 3.2%.

Using this implied transaction value per share, Goldman Sachs and Sandler O’Neill also calculated the following multiples and premiums:

•	the implied transaction value per share of $20.86 as a multiple of:

•	median IBES EPS estimates for Roslyn for 2003 and 2004; and

•	Roslyn management’s internal EPS estimates for 2003 and 2004, based on the interest rate environment remaining relatively stable through 2004 and excluding one-time gains from asset sales and adjusted further by Goldman Sachs and Sandler O’Neill to exclude selected one-time items (referred to as the Roslyn “flat-rate scenario”);

•	the implied aggregate transaction value (based on the implied transaction value per share of $20.86 and outstanding share, option and other information provided to Goldman Sachs and Sandler O’Neill by Roslyn’s management) as a multiple of Roslyn’s:

•	tangible book value as of March 31, 2003; and

•	tangible book value as of March 31, 2003 after adjustment for the impact of a net pre-tax charge of $178 million resulting from mark-to-market adjustments to Roslyn’s balance sheet reviewed and agreed to by the managements of New York Community and Roslyn (referred to as the “mark-to-market adjustments”); and

•	the premiums to Roslyn’s core deposits and to Roslyn’s core deposits adjusted for the after-tax impact of the mark-to-market adjustment (“adjusted core deposits”), each as of March 31, 2003, with core deposits calculated based on Roslyn’s total non-time deposits of $2.758 billion as of March 31, 2003. These premiums were calculated as the excess of the implied aggregate transaction value over Roslyn’s tangible book value as of March 31, 2003, divided by Roslyn’s core deposits and adjusted core deposits, respectively, as of March 31, 2003.

The results of these calculations are as follows:

Implied transaction value per share as a multiple of:
Estimated 2003 EPS—IBES median	11.0	x
Estimated 2004 EPS—IBES median	10.1	x
Estimated 2003 EPS—flat-rate scenario	11.8	x
Estimated 2004 EPS—flat-rate scenario	11.0	x
Implied aggregate transaction value as a multiple of:
Tangible book value	3.0	x
Adjusted tangible book value	3.8	x
Premium to:
Core deposits	39.0%
Adjusted core deposits	43.2%

Historical Exchange Ratio Analysis.    Goldman Sachs and Sandler O’Neill calculated and reviewed the historical exchange ratios implied by dividing the daily closing price per share of Roslyn common stock by the daily closing price per share of New York Community common stock for each trading day in the one-year period ended June 25, 2003, as well as the average of these exchange ratios for this one-year period and for other specified periods within the one-year period.

The results of this analysis are as follows:

Period	Historical Exchange Ratio	Proposed Merger Exchange Ratio
One-year average	0.852	0.75
Six-month average	0.807	0.75
Three-month average	0.737	0.75
One-month average	0.710	0.75
One-week average	0.735	0.75
52-week high	1.097	0.75
52-week low	0.685	0.75
As of June 25, 2003	0.727	0.75

Selected Companies Analysis.    Goldman Sachs and Sandler O’Neill reviewed and compared selected financial and stock market information, ratios and multiples for Roslyn and New York Community to corresponding financial and stock market information, ratios and multiples for a group of ten selected publicly-traded thrift holding companies and a group of nine selected publicly-traded mid-cap regional bank holding companies set forth below:

Thrift Holding Companies		Mid-Cap Regional Bank Holding Companies
•	Washington Mutual Inc.	•	M&T Bank Corporation
•	Charter One Financial, Inc.	•	North Fork Bancorporation, Inc.
•	Hudson City Bancorp, Inc.	•	BankNorth Group, Inc.
•	GreenPoint Financial Corp.	•	Mercantile Bankshares Corporation
•	Sovereign Bancorp, Inc.	•	TCF Financial Corporation
•	Astoria Financial Corporation	•	Commerce Bancorp, Inc.
•	People’s Bank	•	Valley National Bancorp
•	Webster Financial Corporation	•	Fulton Financial Corporation
•	Independence Community Bank Corp.	•	Hudson United Bancorp.
•	Staten Island Bancorp, Inc.

Goldman Sachs and Sandler O’Neill calculated and compared selected percentages, multiples, ratios and other financial information for Roslyn, New York Community and the selected companies based on publicly available information. For companies that have recently made acquisitions, the calculations were made based on publicly available pro forma data reflecting those acquisitions. The selected percentages, multiples and ratios that were calculated and compared by Goldman Sachs and Sandler O’Neill were as follows:

•	June 25, 2003 closing share price as a percentage of 52-week high share price;

•	June 25, 2003 closing share price as a multiple of median IBES EPS estimate for 2003;

•	June 25, 2003 closing share price as a multiple of median IBES EPS estimate for 2004 (referred to as the “forward P/E multiple”);

•	median IBES long-term earnings growth rate estimate;

•	ratio of the forward P/E multiple to the median IBES long-term earnings growth rate estimate;

•	ratio of total market capitalization as of June 25, 2003 to tangible book value as of March 31, 2003;

•	premium to core deposits reflected by total market capitalization as of June 25, 2003;

•	dividend yield represented by June 25, 2003 closing share price; and

•	ratio of tangible common equity to tangible assets.

The results of this analysis are summarized as follows:

					Selected Holding Companies
	Roslyn		New York Community		Selected Thrift Holding Companies Median		Selected Mid-Cap Regional Bank Holding Companies Median
June 25, 2003 closing share price as a percentage of the 52-week high share price	88%		96%		95%		96%
June 25, 2003 share price as a multiple of:
Median IBES estimated 2003 EPS	10.6	x	13.5	x	11.2	x	13.9	x
Median IBES estimated 2004 EPS	9.8	x	12.1	x	10.1	x	12.6	x
Roslyn 2003 flat-rate scenario EPS	11.4	x	N/A		N/A		N/A
Roslyn 2004 flat-rate scenario EPS	10.7	x	N/A		N/A		N/A
Median IBES long-term growth rate estimate	9.0%		13.5%		10.5%		10.0%
Ratio of the forward P/E multiple to median IBES long-term growth rate estimate	1.1	x	0.9	x	1.1	x	1.4	x
Ratio of total market capitalization as of June 25, 2003 to tangible book value as of March 31, 2003	2.9	x*	6.0	x	2.4	x	3.6	x
Premium to core deposits reflected by total market capitalization as of June 25, 2003	37.1	%*	100.4%		34.3%		37.2%
Dividend yield represented by June 25, 2003 closing share price	3.1%		3.0%		2.5%		3.2%
Ratio of tangible common equity to tangible assets	5.0%		5.9%		6.7%		5.4%

*	Adjusting for the impact of the mark-to-market adjustment, Roslyn’s ratio of June 25, 2003 total market capitalization to March 31, 2003 tangible book value was 3.6x, and the premium to core deposits reflected by June 25, 2003 total market capitalization was 41.2%.

Selected Transactions Analysis.    Goldman Sachs and Sandler O’Neill reviewed publicly available financial information for the 36 bank and thrift merger and acquisition transactions announced since March 2002 which had an announced transaction value greater than $100 million. Goldman Sachs and Sandler O’Neill calculated and compared the following multiples and premiums with respect to these 36 transactions and the merger:

	High		Median		Low		Roslyn/New York Community
Total announced equity value of the transaction as a multiple of the acquired company’s tangible book value	5.1	x	2.7	x	1.3	x	3.0	x
Premium of total announced equity value of the transaction to acquired company’s tangible book value, over the acquired company’s core deposits	41.7%		21.7%		7.9%		39.0%

Note:	Financial information used in calculating the figures for the bank and thrift transactions in this table were taken from SNL Financial.

Discounted Cash Flow Analysis.    Goldman Sachs and Sandler O’Neill performed comparative discounted cash flow analyses to generate reference ranges for the implied present value per share of Roslyn common stock (1) assuming Roslyn continued to operate as a stand-alone company and (2) on a pro forma equivalent basis giving effect to the merger (0.75 shares of common stock of a combined New York Community/Roslyn). The reference ranges calculated for Roslyn both on a stand-alone basis and a pro-forma equivalent basis were calculated in the alternative using median IBES EPS estimates and the flat-rate scenario for Roslyn’s EPS through 2009. These reference ranges were determined in each case by calculating a “present value” of the estimated future dividends of Roslyn and the combined company, respectively, through 2009, plus a “present value” of the estimated “terminal value” of Roslyn common stock and the common stock of the combined company, respectively, as of the end of calendar year 2009. “Terminal value” refers to the value of a particular asset at a specific future time. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting such future cash flows or amounts by an interest rate that takes into account risk, the opportunity cost of capital, expected returns and other appropriate factors.

Goldman Sachs and Sandler O’Neill estimated alternative terminal value ranges for Roslyn on a stand-alone basis at the end of 2009 using:

•	the median IBES long-term EPS growth rate for Roslyn of 9% and a range of terminal P/E multiples of 9.0x to 12.0x; and

•	a terminal P/E multiple of 9.8x (the P/E multiple of Roslyn’s median IBES EPS estimates for 2004 reflected by Roslyn’s June 25, 2003 closing share price) and a range of long-term EPS growth rates for Roslyn of 7.0% to 11.0%.

Goldman Sachs and Sandler O’Neill estimated alternative terminal value ranges for Roslyn on a pro-forma equivalent basis at the end of 2009 using:

•	the median IBES long-term EPS growth rate for New York Community of 13.5% and terminal P/E multiples of 9.8x, 12.1x and 11.4x (representing the P/E multiples of 2004 median IBES EPS estimates for Roslyn and New York Community, respectively, and the weighted average of these two P/E multiples, in each case as of June 25, 2003);

•	a terminal P/E multiple of 11.4x and long-term EPS growth rates of 9.0%, 13.5% and 12.2% (representing the median IBES long-term EPS growth rates of Roslyn and New York Community, respectively, and the weighted average of these two growth rates); and

•	a terminal P/E multiple of 9.8x and long-term EPS growth rates of 9.0%, 12.2% and 13.5%.

The estimated future dividends and terminal values resulting from each of these calculations then were discounted to present values using discount rates of 9.0%, 11% and 13%, which Goldman Sachs and Sandler O’Neill viewed as appropriate for companies with Roslyn’s and New York Community’s risk characteristics.

This analysis resulted in the following reference ranges of indicated per share values for Roslyn common stock:

Range
Roslyn Stand-Alone
Median IBES EPS estimates	$17.05 to $27.68
Flat-rate scenario	$14.55 to $24.14
New York Community/Roslyn Combined
Median IBES EPS estimates	$20.82 to $34.55
Flat-rate scenario	$19.66 to $32.79

Accretion/Dilution Analysis.    Goldman Sachs and Sandler O’Neill performed pro forma analyses of the financial impact of the merger on Roslyn’s and New York Community’s estimated earnings per share for 2004 and 2005 and estimated cash earnings per share for 2004 and 2005, using median IBES EPS estimates for 2004 for New York Community and both median IBES EPS estimates and the flat-rate scenario EPS estimates for 2004 for Roslyn, and applying the following assumptions:

•	2005 EPS estimates based on median IBES EPS long-term growth rates of 13.5% for New York Community and 9% for Roslyn;

•	pre-tax cost savings of $30.8 million estimated by the managements of New York Community and Roslyn, representing 35% of Roslyn’s controllable expense base, fully phased in for 2004 and growing 3% annually thereafter;

•	core deposit intangibles assumed at 3.0% of non-time deposits of Roslyn of $2.758 billion at March 31, 2003, and amortized over 10 years on a straight-line basis;

•	impact of the mark-to-market adjustments;

•	$85 million after-tax restructuring charge estimated by the management of New York Community capitalized on a pre-tax basis at $130.8 million;

•	$3.5 billion downsizing of the pro forma balance sheet, with 2.0% spread forgone, as contemplated by management of New York Community in connection with the merger; and

•	December 31, 2003 closing.

For the pro forma analysis using median IBES estimates for both New York Community and Roslyn, Goldman Sachs and Sandler O’Neill also assumed stock repurchases to target a 5.25% ratio of tangible common equity to tangible assets at closing. Cash earnings per share was determined by adding amortization of intangible assets to estimated earnings per share. Based on this analysis:

•	The merger would be dilutive to Roslyn’s estimated EPS and estimated cash EPS for both 2004 and 2005 using both median IBES EPS estimates and the flat-rate scenario for Roslyn;

•	The merger would be accretive to New York Community’s estimated EPS and estimated cash EPS for both 2004 and 2005 using Roslyn’s median IBES EPS estimates; and

•	The merger would be accretive to New York Community’s estimated EPS and estimated cash EPS in 2004 and slightly dilutive to New York Community’s estimated EPS and estimated cash EPS in 2005 using Roslyn’s EPS estimates from the flat-rate scenario.

Goldman Sachs and Sandler O’Neill also estimated reference ranges for the implied per share value for Roslyn common stock using the pro forma generally accepted accounting principles and cash earnings per share estimates for 2004 and 2005 and applying both the trading multiples of New York Community’s 2004 and 2005 estimated generally accepted accounting principles and cash EPS based on New York Community’s June 25, 2003 closing share price and the weighted average of the trading multiples for 2004 and 2005 estimated generally accepted accounting principles and cash EPS of Roslyn and New York Community based on the June 25, 2003 closing share prices of Roslyn and New York Community. This analysis resulted in a reference range of $20.49 to $22.73 using Roslyn’s median IBES EPS estimates and a reference range of $19.61 to $21.77 using Roslyn’s EPS estimates from the flat-rate scenario.

Contribution Analysis.    Goldman Sachs and Sandler O’Neill computed the relative contributions of Roslyn and New York Community to (1) the total assets, net loans, total deposits, total borrowings and tangible equity of the pro forma combined company as of March 31, 2003, (2) the estimated 2003 and 2004 net income of the pro forma combined company using both median IBES and flat-rate scenario earnings per share estimates for 2003 and 2004 for Roslyn, and (3) the fully-diluted pro forma market capitalization of the combined company as of June 25, 2003. Goldman Sachs and Sandler O’Neill then computed the pro forma ownership of Roslyn’s and New York Community’s shareholders in the combined company implied by the 0.75x exchange ratio in the merger. This analysis indicated a range of pro forma ownership of Roslyn’s shareholders in the combined company of between 28% to 54%, as compared to 29% in the New York Community/Roslyn merger, as indicated in the following table:

Contribution	Roslyn		New York Community
Fully diluted market capitalization	$1,570	28%	$4,059	72%
2003 median IBES estimated net income	137	33	279	67
2004 median IBES estimated net income	137	31	310	69
2003 flat-rate scenario net income	128	31	279	69
2004 flat-rate scenario net income	125	29	310	71
Total assets	10,882	48	12,020	52
Net loans	3,224	36	5,691	64
Total deposits	6,118	54	5,182	46
Total borrowings	3,981	45	4,879	55
Tangible equity	548	45	674	55
% Ownership at 0.75 exchange ratio	1,624	29	4,059	71

General

Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, public and private offerings of securities and other corporate transactions. The board of directors of Roslyn selected each of Goldman Sachs and Sandler O’Neill as its financial advisers because they are nationally recognized investment banking firms that have substantial experience in transactions similar to the merger.

Goldman Sachs is familiar with Roslyn, having provided various investment banking services to Roslyn from time to time, including having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the merger agreement. Goldman Sachs also may provide investment banking services to New York Community in the future. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of Roslyn and New York Community for its own account and for the accounts of customers.

Sandler O’Neill has provided certain investment banking services to Roslyn from time to time, including having acted as a financial advisor to Roslyn in connection with, and having participated in certain of the negotiations leading to, the merger agreement. Sandler O’Neill also has provided certain investment banking services to New York Community in the past and has received compensation for such services. Sandler O’Neill also may provide investment banking services to New York Community in the future, including during the period prior to the closing of the merger and may receive compensation for such services. In the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Roslyn and New York Community and their affiliates. Sandler O’Neill may also actively trade the debt or equity securities of Roslyn and New York Community or their affiliates for Sandler O’Neill’s own account and for the accounts of Sandler O’Neill’s customers and, accordingly, may at any time hold a long or short position in such securities.

Roslyn has agreed to pay Goldman Sachs a transaction fee of $1,937,500 upon execution of a definitive agreement with respect to the sale of all or a portion of Roslyn, including the merger agreement, and a transaction fee of $7,750,000 upon completion of a transaction involving the purchase of all or a portion of the outstanding common stock or assets of Roslyn, including the merger. The fee paid to Goldman Sachs upon execution of the merger agreement will be applied against the fee due upon completion of the merger. Roslyn has agreed to pay Sandler O’Neill a transaction fee of $1,937,500 upon the signing of a definitive agreement pursuant to which Roslyn is sold to or merges with another company, including the merger agreement, and a transaction fee of $7,750,000 upon the closing of such a sale or merger, including the merger with New York Community. The fee paid to Sandler O’Neill upon the signing of the merger agreement will be applied against the fee due upon completion of the merger. Roslyn also has agreed to pay Sandler O’Neill $500,000 for the opinion rendered in connection with the merger, which amount also will be credited against the transaction fee payable to Sandler O’Neill upon completion of the merger. Roslyn has also agreed to reimburse Goldman Sachs and Sandler O’Neill for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify Goldman Sachs and Sandler O’Neill and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of their respective engagements.

Board of Directors and Management of New York Community Following the Merger

Board of Directors of New York Community.    Upon completion of the merger, the board of directors of New York Community will consist of the directors of New York Community in office immediately prior to the Effective Time of the Merger, and five additional directors designated by Roslyn (including Joseph L. Mancino)

that are acceptable to New York Community. To date, New York Community and Roslyn have not identified the four additional directors who will serve as directors of New York Community upon completion of the merger. The New York Community board of directors currently has eleven members.

Executive Officers of New York Community.    On July 2, 2003, New York Community and Roslyn announced the executive team that will lead the combined company upon completion of their proposed merger.

Joseph R. Ficalora, President and Chief Executive Officer of New York Community, will continue to serve in that capacity following the merger, and Joseph L. Mancino, Vice Chairman, President, and Chief Executive Officer of Roslyn, will serve together with current New York Community Chairman, Michael F. Manzulli, as Co-Chairmen of the Board of Directors.

Anthony E. Burke, currently Senior Executive Vice President and Chief Operating Officer of New York Community, will continue to serve as President of New York Community Bank, and John R. Bransfield, Jr., currently Vice Chairman of Roslyn and President and Chief Operating Officer of The Roslyn Savings Bank, will serve as President of The Roslyn Savings Bank Division of New York Community Bank.

Robert Wann, currently Executive Vice President and Chief Financial Officer of New York Community, will serve as Chief Operating Officer of New York Community and New York Community Bank.

The combined company is expected to operate through four major groups: lending, retail banking, capital markets and investments, and finance. James J. O’Donovan, currently Executive Vice President and Chief Lending Officer of New York Community, will continue to serve in that capacity. Daniel L. Murphy, currently Executive Vice President and Retail Banking Officer of The Roslyn Savings Bank, will head up retail banking. Thomas R. Cangemi, currently Executive Vice President—Capital Markets of New York Community, will continue to head up the capital markets and investments group. Michael P. Puorro, currently Treasurer and Chief Financial Officer of Roslyn, will serve as Executive Vice President and Chief Financial Officer of the combined company.

Information about the current New York Community directors and executive officers can be found in New York Community’s proxy statement dated April 10, 2003. Information about the current Roslyn directors and executive officers can be found in Roslyn’s proxy statement dated April 18, 2003. New York Community’s and Roslyn’s Annual Reports on Form 10-K for the year ended December 31, 2002 are incorporated by reference into this joint proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” on page 103.

For more information see “THE MERGER—Roslyn’s Directors and Officers Have Financial Interests in the Merger” on page 61.

Distribution of New York Community Certificates

At or prior to the completion of the merger, New York Community will cause to be deposited, with the exchange agent, certificates representing shares of New York Community common stock for the benefit of the holders of certificates representing shares of Roslyn common stock and cash instead of any fractional shares that would otherwise be issued in the merger.

Promptly after the completion of the merger, New York Community will cause the exchange agent to send transmittal materials to each holder of a Roslyn stock certificate for use in exchanging Roslyn stock certificates for certificates representing shares of New York Community common stock and cash instead of fractional shares, if applicable. Holders of Roslyn stock certificates should NOT surrender their Roslyn stock certificates for exchange until they receive the letter of transmittal and instructions. The exchange agent will deliver certificates for New York Community common stock and/or a check instead of any fractional shares of New York Community common stock once it receives the properly completed transmittal materials together with certificates representing a holder’s shares of Roslyn common stock.

Roslyn stock certificates may be exchanged for New York Community stock certificates with the exchange agent for up to one year after the completion of the merger. At the end of that period, any New York Community stock certificates and cash will be returned to New York Community. Any holders of Roslyn stock certificates who have not exchanged their certificates will be entitled to look only to New York Community, and only as general creditors of New York Community, for New York Community stock certificates and any cash to be received instead of fractional shares of New York Community common stock.

Until you exchange your Roslyn stock certificates for New York Community stock certificates, you will not receive any dividends or other distributions in respect of shares of New York Community stock. Once you exchange your Roslyn stock certificates for New York Community stock certificates, you will receive, without interest, any dividends or distributions with a record date after the effective time of the merger and payable with respect to your shares, as well as any dividends with respect to Roslyn common stock declared before the effective time of the merger but unpaid.

If your Roslyn stock certificate has been lost, stolen or destroyed you may receive a New York Community stock certificate upon the making of an affidavit of that fact. New York Community may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against New York Community with respect to the lost, stolen or destroyed Roslyn stock certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of Roslyn.

Fractional Shares

New York Community will not issue any fractional shares of New York Community common stock. Instead, a Roslyn stockholder who would otherwise have received a fraction of a share of New York Community common stock will receive an amount of cash equal to the fraction of a share of New York Community common stock to which such holder would otherwise be entitled multiplied by the average of the high and low per share sales price of New York Community common stock on the trading day immediately preceding the consummation of the merger as reported on the New York Stock Exchange, Inc. Composite Transactions Reporting System.

Public Trading Markets

New York Community common stock is currently included for quotation on the New York Stock Exchange under the symbol “NYB.” Roslyn common stock is currently included for quotation on the Nasdaq National Market under the symbol “RSLN.” Upon completion of the merger, Roslyn common stock will be delisted from the Nasdaq National Market and deregistered under the Securities Exchange Act of 1934, as amended. The newly issued New York Community common stock issuable pursuant to the merger agreement will be included for quotation on the New York Stock Exchange.

The shares of New York Community common stock to be issued in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an affiliate of Roslyn, as discussed in “THE MERGER AGREEMENT—Resales of New York Community Stock by Affiliates” on page 71.

As reported on the New York Stock Exchange, the closing sale price per share of New York Community common stock on June 26, 2003 was $27.10. The closing sale price per share of Roslyn common stock on June 26, 2003 was $20.85, as reported on the Nasdaq National Market. Based on these closing sale prices per share, the implied per share value of Roslyn common stock was $20.33 as of that date. The closing sale price per share of New York Community common stock on the New York Stock Exchange on September 22, 2003, the last practicable trading day before the date of this document, was $31.98. The closing sale price per share of Roslyn common stock on the Nasdaq National Market on September 22, 2003, the last practicable trading day before the date of this document, was $23.79. The implied per share value of Roslyn common stock was $23.99 as of that date. The implied value of one share of Roslyn common stock as of these dates was calculated by multiplying New York Community’s closing sale price per share by 0.75, the exchange ratio. Because the stock price of both companies will fluctuate, you should obtain current quotations of these prices.

New York Community may from time to time repurchase shares of New York Community common stock and purchase shares of Roslyn common stock and Roslyn may from time to time repurchase shares of Roslyn common stock and purchase shares of New York Community common stock. During the course of the solicitation being made by this joint proxy statement/prospectus, New York Community or Roslyn may be bidding for and purchasing shares of Roslyn common stock. Roslyn common stock may be purchased if it is a lower cost alternative than the purchase of New York Community common stock or if purchases of New York Community common stock are then prohibited.

New York Community Dividends

New York Community currently pays a quarterly dividend of $0.23 per share, which is expected to continue, although the New York Community board of directors may change this dividend policy at any time. During the first half of 2003, Roslyn paid cash dividends totaling $0.305 per share, and New York Community paid cash dividends totaling $0.40 per share (adjusted for a 4-for-3 stock split completed on May 21, 2003).

New York Community stockholders will be entitled to receive dividends when and if declared by the New York Community board of directors out of funds legally available for dividends. The New York Community board of directors will periodically consider the payment of dividends, taking into account New York Community’s financial condition and level of net income, New York Community’s future prospects, economic conditions, industry practices and other factors, including applicable banking laws and regulations. However, until the merger is completed, New York Community is restricted by the merger agreement from declaring dividends of more than $.30 per share per quarter.

Absence of Appraisal Rights

Appraisal rights are statutory rights that enable stockholders who object to extraordinary transactions, such as mergers, to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to such rights are set forth in the laws of Delaware, which is the state of incorporation of both New York Community and Roslyn. These exceptions are applicable with respect to the rights of New York Community stockholders and Roslyn stockholders in the merger.

Neither Roslyn nor New York Community stockholders are entitled to appraisal rights under Delaware law in connection with the merger because the shares of Roslyn common stock are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. and the shares of New York Community common stock are listed on the New York Stock Exchange.

Regulatory Approvals Required for the Merger

We have agreed to make or cause to be made all filings required in order to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which includes approvals from the Federal Reserve Board, the Federal Deposit Insurance Corporation and the New York State Banking Department.

Federal Reserve Board.    Consummation of the merger will require New York Community to receive the prior approval of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. We have received the approval of the Federal Reserve Board to consummate the merger.

Federal Deposit Insurance Corporation.    As the primary federal regulator of New York Community Bank and The Roslyn Savings Bank, the Federal Deposit Insurance Corporation is required under the Bank Merger Act to approve the merger of The Roslyn Savings Bank into New York Community Bank. We have received the approval of the Federal Deposit Insurance Corporation for the merger of The Roslyn Savings Bank into New York Community Bank.

The New York State Banking Department.    Consummation of each of the merger of New York Community and Roslyn and the merger of New York Community Bank and The Roslyn Savings Bank will require the prior approval of the New York State Banking Department. We filed the necessary applications with the New York State Banking Department in July 2003. In addition, the merger may be reviewed by the attorneys general in the states where New York Community and Roslyn banking subsidiaries operate. Such authorities may be empowered under the applicable state laws and regulations to investigate and/or disapprove the merger under the circumstances and based upon the review set forth in applicable state laws and regulations.

The merger cannot proceed in the absence of the above approvals. We cannot assure you that these regulatory approvals will be obtained, and, if obtained, we cannot assure you as to the date of any such approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Pursuant to the Bank Holding Company Act and the Bank Merger Act, a transaction approved by the Federal Reserve Board and the FDIC may not be consummated until 30 days after such approval is received, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. With the approval of the Federal Reserve Board or the FDIC, as the case may be, and the concurrence of the Department of Justice, the waiting period may be reduced to no less than 15 days.

New York Community and Roslyn believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on New York Community or Roslyn.

We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

Roslyn’s Directors and Officers Have Financial Interests in the Merger

Certain members of Roslyn’s management and board of directors may be deemed to have financial interests in the merger that are in addition to or different from their financial interests as stockholders of Roslyn. The Roslyn board was aware of these financial interests and considered them, among other matters, in approving the merger agreement.

New Employment Arrangements.    New York Community, Roslyn and The Roslyn Savings Bank have entered into employment agreements with the following individuals relating to their employment after the completion of the merger:

•	Joseph L. Mancino, Vice Chairman, President and Chief Executive Officer of Roslyn and Chairman and Chief Executive Officer of The Roslyn Savings Bank;

•	John R. Bransfield, Jr., Vice Chairman of Roslyn and President and Chief Operating Officer of The Roslyn Savings Bank;

•	Michael P. Puorro, Treasurer and Chief Financial Officer of Roslyn and Executive Vice President and Chief Financial Officer of The Roslyn Savings Bank;

•	John L. Klag, Executive Vice President and Investment Officer of The Roslyn Savings Bank;

•	Daniel L. Murphy, Executive Vice President and Retail Banking Officer of The Roslyn Savings Bank;

•	Nancy C. MacKenzie, Executive Vice President and Chief Information Officer of The Roslyn Savings Bank;

•	R. Patrick Quinn, Corporate Secretary of Roslyn and Executive Vice President, General Counsel and Corporate Secretary of The Roslyn Savings Bank; and

•	Mary Ellen McKinley, Executive Vice President and Human Resources Officer of The Roslyn Savings Bank.

These employment agreements supersede their current employment arrangements with Roslyn and The Roslyn Savings Bank. In consideration of the termination of their current employment arrangements and the obligations of Roslyn to make payments thereunder, Roslyn and The Roslyn Savings Bank have agreed not to terminate the executives’ employment without just cause prior to the effective time of the merger and to make certain payments described below.

Mr. Mancino, Mr. Bransfield, Mr. Puorro, Mr. Klag, Mr. Murphy, Ms. MacKenzie, Mr. Quinn and Ms. McKinley have also entered into noncompetition agreements with New York Community, Roslyn and The Roslyn Savings Bank, as discussed in more detail on page 65. In consideration for having entered into the noncompetition agreements, they will be entitled to receive payments in the approximate amounts set forth below:

• Mr. Mancino:	$8.3 million
• Mr. Bransfield:	$4.8 million
• Mr. Puorro:	$2.4 million
• Mr. Klag:	$2.0 million
• Mr. Murphy:	$1.9 million
• Ms. MacKenzie:	$0.8 million
• Mr. Quinn:	$0.7 million
• Ms. McKinley:	$1.2 million

These payments will be made upon completion of the merger provided that the executive is still employed by Roslyn or The Roslyn Savings Bank, as applicable, at that time.

Under their new employment agreements the executives will serve in the capacity set forth below:

•	Mr. Mancino will serve as Co-Chairman of the board of directors of New York Community, Co-Chairman of the Board of Directors of New York Community Bank and Chairman and Chief Executive Officer of the Roslyn Savings Division of New York Community Bank,

•	Mr. Bransfield will serve as Executive Vice President of New York Community, Executive Vice President of New York Community Bank and President of Roslyn Savings Division for New York Community Bank,

•	Mr. Puorro will serve as Executive Vice President and Chief Financial Officer of New York Community and Executive Vice President of New York Community Bank,

•	Mr. Klag will serve as Executive Vice President and Investment Officer of New York Community Bank,

•	Mr. Murphy will serve as Executive Vice President and Retail Banking Officer of New York Community Bank,

•	Ms. MacKenzie will serve as Executive Vice President of New York Community Bank,

•	Mr. Quinn will serve as Executive Vice President and Corporate Secretary of New York Community and Executive Vice President and Corporate Secretary of New York Community Bank,

•	Ms. McKinley will serve as Executive Vice President of New York Community Bank.

In consideration of having accepted employment with New York Community, Mr. Mancino, Mr. Bransfield, Mr. Puorro, Mr. Klag, Mr. Murphy, Ms. MacKenzie, Mr. Quinn and Ms. McKinley will receive the following retention bonuses upon completion of the merger:

• Mr. Mancino:	$2,000,000
• Mr. Bransfield:	$1,000,000
• Mr. Puorro:	$600,000
• Mr. Klag:	$600,000
• Mr. Murphy:	$600,000
• Ms. MacKenzie:	$650,000
• Mr. Quinn:	$600,000
• Ms. McKinley:	$500,000

However, if the executive voluntarily terminates employment during the twelve month period following completion of the merger (other than as a result of a constructive termination) or is terminated for cause within that period, he or she must return a proportionate share of the bonus. In consideration of the termination of their current employment agreements, Roslyn will make a lump sum payment, upon completion of the merger, to the executive officers in approximately the following amounts:

• Mr. Mancino:	$7.47 million
• Mr. Bransfield:	$3.85 million
• Mr. Puorro:	$2.43 million
• Mr. Klag:	$2.34 million
• Mr. Murphy:	$2.08 million
• Ms. MacKenzie:	$2.05 million
• Mr. Quinn:	$1.57 million
• Ms. McKinley:	$1.14 million

The employment agreements each have a term of three years from completion of the merger. The employment agreements provide that the executive’s base salary will be not less than the executive’s base salary with Roslyn or The Roslyn Savings Bank, as applicable, immediately prior to the merger and will be reviewed annually and may be increased. In addition to the base salary, the employment agreements provide for, among other things, an annual cash bonus to be determined by the New York Community board of directors, participation in benefits plans and other fringe benefits applicable to executive personnel of New York Community or New York Community Bank generally. The payment of an annual cash bonus will be at the discretion of the New York Community board of directors. In the past several years, the New York Community board of directors has determined not to pay discretionary cash bonuses.

As described in the narrative above, assuming the continued employment following the merger of each of Mr. Mancino, Mr. Bransfield, Mr. Puorro, Mr. Klag, Mr. Murphy, Ms. MacKenzie, Mr. Quinn and Ms. McKinley for the relevant periods under the new employment agreements and the satisfaction of the other terms and conditions of such agreements, each executive would be entitled to receive the following amounts and interests:

•	Mr. Mancino: annual base salary of $860,063 and an annual bonus to be determined by the New York Community board of directors at a level appropriate for executive officers.

•	Mr. Bransfield: annual base salary of $495,188 and an annual bonus to be determined by the New York Community board of directors at a level appropriate for executive officers.

•	Mr. Puorro: annual base salary of $312,750 and a minimum bonus of $100,000 for the calendar year 2004.

•	Mr. Klag: annual base salary of $282,518 and a minimum bonus of $100,000 for the calendar year 2004.

•	Mr. Murphy: annual base salary of $282,518 and an annual bonus to be determined by the New York Community board of directors at a level appropriate for executive officers.

•	Ms. MacKenzie: annual base salary of $276,263, a minimum bonus of $100,000 for the calendar year 2004 and an integration bonus of $150,000 contingent on the completion of the computer system integration of Roslyn and New York Community.

•	Mr. Quinn: annual base salary of $276,263 and a minimum bonus of $300,000 for the calendar year 2004.

•	Ms. McKinley: annual base salary of $260,939 and a minimum bonus of $100,000 for the calendar year 2004.

Under the employment agreements, New York Community may terminate the executive for just cause, as defined in the employment agreements, at any time. If New York Community chooses to terminate the executive’s employment for reasons other than cause, or if the executive resigns as a result of a constructive termination as contemplated under the employment agreements (which is defined to include the executive’s voluntary resignation with at least forty-five days prior written notice at any time during the sixty day period beginning on the eleventh month anniversary of the merger), New York Community would be required to pay to the executive an amount equal to three times the sum of the executive’s base salary and annual bonus from New York Community for the last full calendar year prior to the date of termination plus the value of the benefits that would have been received by the executive for the three years following the date of termination had he or she been employed for that three-year period, and to continue the executive’s welfare benefits for three years following the executive’s date of termination. As described in the narrative above, upon a qualifying termination following completion of the merger, in addition to an amount equal to three times the executive’s most recent annual bonus, the eight executive officers would be eligible to receive approximately the following amounts in satisfaction of the cash severance obligations described above under their new employment agreements:

• Mr. Mancino:	$2,580,189
• Mr. Bransfield:	$1,485,564
• Mr. Puorro:	$938,250
• Mr. Klag:	$847,554
• Mr. Murphy:	$847,554
• Ms. MacKenzie:	$828,789
• Mr. Quinn:	$828,789
• Ms. McKinley:	$782,817

Following a subsequent change in control of New York Community, the employment agreements also provide for severance payments to the executive if he or she resigns as a result of constructive termination as contemplated under the employment agreements or if the executive’s employment is terminated (other than for just cause). Any such severance payments will be reduced by the amount of any payments and benefits provided to the executive as described in the immediately preceding paragraph as a result of a constructive termination or termination without just cause as described above. These payments will equal three times the average of the five preceding taxable years’ annual compensation (including base salary, annual bonus, income realized as a result of the vesting of any restricted stock granted to the executive by New York Community or Roslyn, the fair market value of allocations made on behalf of the executive to any tax-qualified defined contribution retirement plan sponsored by New York Community, New York Community Bank, Roslyn or The Roslyn Savings Bank and the fair market value of credits made on behalf of the executive under any non-tax-qualified supplemental retirement plan sponsored by New York Community, New York Community Bank, Roslyn or The Roslyn Savings Bank). New York Community would also continue the executive’s life, health, and disability coverage for thirty-six months, and would continue specified fringe benefits for the remainder of the term. In addition, any stock options, restricted stock awards and other equity-based awards previously awarded to the executive by Roslyn or New York Community and outstanding on the date of his or her termination of employment will immediately vest and become exercisable. The executive would also be entitled to receive an additional tax indemnification payment if payments under the employment agreement or otherwise triggered liability under Internal Revenue Code Section 4999 for the excise tax applicable to “excess parachute payments.”

New York Community will pay all reasonable costs and legal fees paid or incurred by the executive under any dispute or question of interpretation relating to the executive’s termination of employment if the executive is successful on the merits in a legal judgment, arbitration or settlement. The employment agreements also provide that New York Community will indemnify the executive to the fullest extent legally allowable for all expenses and liabilities he or she may incur in connection with any suit or proceeding in which he or she may be involved by reason of his or her having been a director or officer of New York Community or any of its affiliates.

Pursuant to the noncompetition agreements described above, each executive has agreed to keep confidential all business-related information about New York Community and its subsidiaries, Roslyn and The Roslyn Savings Bank and to return all confidential information upon termination of employment. Each executive has further agreed that while employed by New York Community or New York Community Bank and for the 12-month period following termination of employment, but not less than 36 months (and in the case of Messrs. Mancino and Bransfield, for not less than 60 months) following the completion of the merger, he or she will not (1) own, manage, operate, join, control or otherwise carry on or be engaged in any business competitive with that of New York Community, New York Community Bank or their affiliates, (2) solicit or induce any employee of New York Community, New York Community Bank or their affiliates to terminate employment with New York Community, New York Community Bank or their affiliates in order to enter into any employment relationship with him or a competitor of New York Community, New York Community Bank or their affiliates, or (3) solicit any customer of New York Community, New York Community Bank or their affiliates to stop doing business with it or to interfere with or damage any relationship between New York Community, New York Community Bank or their affiliates and any of its customers.

Effect of the Merger on The Roslyn Savings Bank’s Employee Stock Ownership Plan.    The Roslyn Savings Bank’s Employee Stock Ownership Plan provides that, in the event of a change of control (as defined in the ESOP), shares of Roslyn stock held by the ESOP but not yet allocated to participants’ accounts will be so allocated, following the sale of a sufficient number of such shares to repay any outstanding loan incurred in connection with the purchase of such shares. In addition, all participants will be fully vested in their accounts upon a change in control. The merger will constitute a change of control for purposes of the ESOP. Mr. Mancino, Mr. Bransfield, Mr. Puorro, Mr. Klag, Mr. Murphy, Ms. MacKenzie, Mr. Quinn and Ms. McKinley participate in the ESOP.

Equity-Based Awards.    Pursuant to the terms of Roslyn and The Roslyn Savings Bank’s equity-based compensation plans, including plans assumed by Roslyn or The Roslyn Savings Bank in connection with previous acquisitions, all unvested options to purchase Roslyn common stock held by Roslyn’s executive officers and directors will become vested and exercisable upon completion of the merger. In addition, upon completion of the merger, restrictions will lapse with respect to shares of restricted stock issued under Roslyn and The Roslyn Savings Bank’s equity-based compensation plans. Notwithstanding the terms of these plans, Mr. Mancino, Mr. Bransfield, Mr. Puorro, Mr. Klag, Mr. Murphy, Ms. MacKenzie, Mr. Quinn and Ms. McKinley have waived the accelerated vesting of their stock options and restricted stock as a result of the merger. As of September 12, 2003, the aggregate number of unvested options and shares of unvested restricted stock held by executive officers and directors of Roslyn and The Roslyn Savings Bank was 1,311,503 and 713,280, respectively.

The merger agreement provides that, upon completion of the merger, each outstanding and unexercised option to acquire shares of Roslyn common stock will cease to represent the right to acquire shares of Roslyn common stock and will become a right to acquire New York Community common stock. The number of shares and the exercise price subject to the converted options will be adjusted for the exchange ratio in the merger. The duration and other terms of the new New York Community options will otherwise be the same as the prior Roslyn options.

Roslyn Director Representation.    Pursuant to the merger agreement, Mr. Mancino and four other members of the current Roslyn board of directors selected by Roslyn and acceptable to New York Community will join the New York Community board of directors. In addition, each of the current Roslyn board members will be elected or appointed to New York Community Bank’s divisional board for the future Roslyn Savings Bank division of New York Community Bank. The divisional board will advise New York Community Bank with respect to deposit and lending activities in The Roslyn Savings Bank’s former market area and to maintain and develop customer relationships. Each member of the divisional board (other than members of the New York Community or New York Community Bank boards) will receive an annual retainer equivalent to the amount of directors’ fees those members received as member of the Roslyn board in 2002. The Divisional Board will exist for three years beginning on the effective date of the merger of The Roslyn Savings Bank and New York Community Bank.

Protection of Roslyn Directors and Officers Against Claims.    New York Community has agreed to indemnify and hold harmless each present and former director and officer of Roslyn from liability and expenses for matters arising at or prior to the consummation of the merger to the same extent that they would have been indemnified as a director or officer of Roslyn. New York Community has also agreed that it will maintain Roslyn’s current policy of directors’ and officers’ liability insurance coverage for the benefit of Roslyn’s directors and officers for six years following consummation of the merger, subject to certain limitations on the annual premium.

Acquisitions Generally

New York Community routinely evaluates opportunities to expand through merger or acquisition, and frequently conducts due diligence activities in connection with such opportunities. As a result, merger or acquisition discussions and, in some cases, negotiations may take place in the future, and mergers and acquisitions involving cash, debt or equity securities may occur. The impact of a merger or an acquisition would likely be reflected in New York Community’s financial condition and results of operations.

THE MERGER AGREEMENT

The following describes certain aspects of the proposed merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Appendix A to this document and is incorporated by reference into this document. We urge you to read the merger agreement carefully and in its entirety.

Terms of the Merger

The merger agreement provides for the merger of Roslyn with and into New York Community. New York Community will be the surviving corporation after the merger. Each share of Roslyn common stock issued and outstanding immediately prior to the completion of the merger, except for certain shares of Roslyn common stock, will be converted into 0.75 of a share of New York Community common stock.

New York Community will not issue any fractional shares of New York Community in the merger. Instead, a Roslyn stockholder who otherwise would have received a fraction of a share of New York Community common stock will receive an amount in cash rounded to the nearest cent. This cash amount shall be determined by multiplying the fraction of a share of New York Community common stock to which such holder would otherwise be entitled by the average of the high and low per share sales price of New York Community common stock on the trading day immediately preceding the consummation of the merger as reported by the New York Stock Exchange, Inc. Composite Transaction Reporting System.

Treatment of Roslyn Stock Options

At the effective time of the merger, each outstanding Roslyn stock option granted under the Roslyn stock option plans will be converted into options to purchase New York Community common stock.

The number of shares of New York Community common stock underlying the new New York Community stock option will equal the number of shares of Roslyn common stock to which the corresponding Roslyn option was subject immediately prior to the effective time, multiplied by the 0.75 exchange ratio, rounded to the nearest whole share. The per share exercise price of each new New York Community option will equal the exercise price of the corresponding Roslyn option immediately prior to the effective time divided by the 0.75 exchange ratio, rounded to the nearest cent. All other terms of the Roslyn stock options will remain unchanged after the conversion.

New York Community has agreed to assume Roslyn’s obligations with respect to the Roslyn stock options that are converted into New York Community options as described above and the plans under which they have been issued. New York Community has agreed to reserve additional shares of New York Community stock to satisfy its obligations under the converted options and file a registration statement with the SEC on an appropriate form to the extent necessary to register New York Community common stock subject to the converted options.

Closing and Effective Time of the Merger

The merger will be consummated only if all of the following occur:

•	the merger agreement is adopted by New York Community stockholders,

•	the merger agreement is adopted by Roslyn stockholders,

•	we obtain all required consents and approvals, and

•	all other conditions to the merger discussed in this document and the merger agreement are either satisfied or waived.

The merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware, or at a later time as may be agreed upon by us and indicated in the certificate of merger in accordance with applicable law. In the merger agreement, we have agreed to cause the completion of the merger to occur on the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date. It is currently anticipated that the effective time will occur during the fourth quarter of 2003, but we cannot guarantee when or if the merger will be consummated.

Representations, Warranties, Covenants and Agreements

The merger agreement contains reciprocal representations and warranties of Roslyn and New York Community relating to their respective businesses that are customary in merger transactions. With the exception of certain representations that must be true and correct in all material respects, no representation will be deemed untrue or incorrect as a consequence of the existence or absence of any fact or event unless that fact or event has had or is reasonably likely to have a material adverse effect on the company making the representation. The representations in the merger agreement do not survive the effective time of the merger.

New York Community and Roslyn have each undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, New York Community and its subsidiaries and Roslyn and its subsidiaries are required to use their reasonable best efforts to preserve intact their business organizations and assets and to maintain their rights, franchises and relationships with others having business dealings with them. In addition, Roslyn and its subsidiaries are required to conduct their business in the ordinary and usual course. New York Community and Roslyn have also agreed to various specific restrictions relating to the conduct of their respective businesses, including, with respect to Roslyn, restrictions with respect to selling stock of it or its subsidiaries, disposing or encumbering property or assets, authorizing capital expenditures, incurring debt, changing compensation, benefits or stock option plans of its employees and hiring new employees and settling material claims and litigation. The merger agreement also contains mutual covenants relating to the preparation of this joint proxy statement/prospectus and the holding of special meetings of New York Community and Roslyn stockholders, access to information of the other party and public announcements with respect to the transactions contemplated by the merger agreement.

Declaration and Payment of Dividends

We have agreed that, until the merger is completed, we will each only pay regular quarterly dividends or distributions, provided that New York Community’s dividends do not exceed $0.30 per share per quarter and Roslyn’s dividends do not exceed $0.155 per share per quarter. Roslyn has also agreed to cause its dividend payment schedule to be the same as New York Community Bank’s dividend payment schedule. The intent of this action is to coordinate our declaration of dividends so that holders of Roslyn common stock or New York Community common stock will not receive two dividends, or fail to receive one dividend, for any quarter with respect to their Roslyn common stock and/or New York Community common stock and any New York Community common stock any such holder receives in the merger.

Agreement Not to Solicit Other Offers

Each of New York Community and Roslyn has also agreed that it and its subsidiaries and their respective officers and directors will not, and will direct and use its reasonable best efforts to cause its employees and agents not to:

•	initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any “Acquisition Proposal” (as defined below);

•

except to the extent that its board of directors determines, in good faith, after consultation with its outside financial and legal advisors, that the failure to do so would breach its fiduciary obligations under applicable law, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal; or

•	otherwise facilitate any effort or attempt to implement or make an Acquisition Proposal, including amending its Stockholder Rights Protection Agreement.

Each of New York Community and Roslyn has agreed to notify the other party immediately of any such Acquisition Proposal, including describing the material terms and conditions of the Acquisition Proposal and providing updates of any developments with respect to an Acquisition Proposal.

For purposes of the merger agreement, an “Acquisition Proposal” means any proposal or offer with respect to the following involving New York Community or Roslyn or any of their material subsidiaries:

•	any merger, consolidation, share exchange, business combination or other similar transaction, except that in New York Community’s case, any such transaction must involve the conversion of New York Community’s outstanding shares of common stock into shares, securities or other property of an unaffiliated third party and immediately after giving effect to such transaction, New York Community’s stockholders own less than 50% of the voting stock of the resulting entity’s (or its ultimate parent’s, if appropriate) voting shares;

•	any sale, lease, exchange, pledge, transfer or other disposition of 35% or more of its consolidated assets or liabilities in a single transaction or series of transactions;

•	any tender offer or exchange offer for 10% or more of the outstanding shares of its capital stock; or

•	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Expenses and Fees

In general, each party will be responsible for all expenses incurred by it in connection with the negotiation and consummation of the transactions contemplated by the merger agreement. However, New York Community and Roslyn will each pay one-half of the following expenses: (i) the costs (excluding the fees and disbursements of counsel and accountants) incurred in connection with the preparation (including copying and printing) of this joint proxy statement/prospectus and applications to governmental entities for the approval of the merger and (ii) all listing, filing or registration fees, including fees paid for filing the joint proxy statement/prospectus with the SEC and fees paid for filings with governmental entities.

Conditions to Consummation of the Merger

Our respective obligations to consummate the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the adoption of the merger agreement by the holders of the requisite number of shares of New York Community common stock and Roslyn common stock;

•	the receipt and effectiveness of all governmental and other approvals, registrations and consents, and the expiration of all related waiting periods required to consummate the merger and to issue New York Community common stock;

•	the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits consummation of the transactions contemplated by the merger agreement;

•	the registration statement with respect to the New York Community common stock to be issued pursuant to the merger shall have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC or any other governmental entity;

•	all permits and other authorizations under state and federal securities laws and other authorizations necessary to consummate the merger and to issue the shares of New York Community common stock in the merger will have been received and be in full force and effect;

•	the truth and correctness of the representations and warranties of each of us in the merger agreement, subject to certain specified exceptions, and the performance by each of us in all material respects of our obligations under the merger agreement and the receipt by each of us of certificates from the other to that effect; and

•	the receipt by each of New York Community and Roslyn of a legal opinion with respect to certain federal income tax consequences of the merger.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

Possible Alternative Merger Structure

The merger agreement provides that New York Community and Roslyn may mutually agree to change the structure of the merger. However, no change may be made that:

•	alters or changes the number of shares of New York Community common stock into which shares of Roslyn common stock will be converted,

•	adversely affects the tax treatment of New York Community or Roslyn or their respective shareholders pursuant to the merger agreement, or

•	materially impedes or delays consummation of the merger.

Amendment, Waiver and Termination of the Merger Agreement

The merger agreement may be amended or modified, in accordance with applicable law, by our written agreement. The provisions of the merger agreement may be waived by the party benefited by those provisions.

The merger agreement may be terminated, and the merger abandoned, by us at any time before the merger is scheduled to be completed if both of our boards of directors vote to do so. In addition, the merger agreement may be terminated, and the merger abandoned, by action of a majority of either of our entire boards of directors if

•	the merger is not consummated by April 27, 2004, unless the failure to consummate the merger is due to the failure to comply by the terminating party with any provision contained in the merger agreement,

•	any governmental approval, consent or authorization required for the consummation of the merger is denied, or any court or governmental authority having jurisdiction over either of us shall have issued a final, non-appealable order enjoining or otherwise prohibiting consummation of the transactions contemplated in the merger agreement,

•	the stockholders of either New York Community or Roslyn fail to adopt the merger agreement at the special stockholders’ meetings called for the purpose of considering and voting upon the merger agreement, provided that the terminating party has used its reasonable best efforts to obtain the approval of the merger agreement, or

•	the non-terminating party materially breaches any representation, warranty, covenant or agreement contained in the merger agreement that causes the failure of certain conditions to closing and such breach cannot be or has not been cured within 30 days after written notice of such breach is given.

Effect of Termination.    If the merger agreement is terminated, it will become void and there will be no liability on the part of New York Community or Roslyn, except that:

•	termination will not relieve a breaching party from liability for any willful breach giving rise to such termination,

•	New York Community and Roslyn will keep confidential and will not use any information obtained from the other party for any purpose unrelated to the consummation of the transactions contemplated by the merger agreement. New York Community and Roslyn will also promptly return or destroy all copies of documents containing information and data regarding the other party, and

•	New York Community and Roslyn will each bear its own expenses in connection with the merger agreement and the transactions contemplated thereby, except as otherwise provided in the merger agreement.

Resales of New York Community Stock by Affiliates

Affiliates of Roslyn, as defined under Rule 145 under the Securities Act of 1933, as amended, generally may not sell their shares of New York Community common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rules 144 and 145 issued by the Securities and Exchange Commission under the Securities Act. Affiliates include directors, executive officers, and beneficial owners of 10% or more of any class of capital stock.

Under the merger agreement, Roslyn agreed to provide, and has provided, New York Community with a list of the persons who, to Roslyn’s knowledge, may be deemed to be affiliates of Roslyn. Roslyn has also delivered a letter of agreement from each of these persons by which that person agrees, among other things, not to offer to sell, transfer or otherwise dispose of any of the shares of New York Community common stock distributed to him or her pursuant to the merger except in compliance with Rule 144 and Rule 145 under the Securities Act, in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or in an offering registered under the Securities Act. New York Community may place restrictive legends on its common stock certificates that are issued to persons who are deemed to be affiliates of Roslyn under the Securities Act.

This document does not cover any resales of New York Community common stock received in the merger by any person who may be deemed an affiliate of Roslyn.

New York Community Employee Benefit Plans

The merger agreement provides that as soon as practicable after the completion of the merger, New York Community and New York Community Bank will implement a program of compensation and benefits designed to cover all similarly situated employees of New York Community, including employees of Roslyn and The Roslyn Savings Bank, on a uniform basis. At New York Community’s discretion, this program may contain any combination of new plans, continuation of plans maintained by New York Community or New York Community Bank and continuation of plans maintained by Roslyn or The Roslyn Savings Bank immediately prior to the merger.

The new plans instituted by New York Community shall recognize, for purposes of eligibility, participation, vesting and benefit accrual (but not for benefit accrual under any defined pension plan) except for purposes of any post-retirement, health and life insurance benefits, all service with New York Community, New York Community Bank, Roslyn and The Roslyn Savings Bank as service with New York Community or New York Community Bank. New York Community will also assume all obligations of Roslyn and The Roslyn Savings Bank in accordance with the terms of Roslyn’s or The Roslyn Savings Bank’s plans, contracts, arrangements or understandings as identified by Roslyn in accordance with the merger agreement.

THE STOCK OPTION AGREEMENTS

The following description, which sets forth the material provisions of the New York Community stock option agreement and the Roslyn stock option agreement, is subject to the full text of, and qualified in its entirety by reference to, the stock option agreements, which are attached as Appendices B and C to this document and are incorporated by reference into this document. We urge you to read the stock option agreements carefully and in their entirety.

The Stock Options

At the same time we entered into the merger agreement, we also entered into reciprocal stock option agreements. Under the terms of the stock option granted by New York Community to Roslyn, Roslyn may purchase up to 27,000,000 shares of New York Community common stock at an exercise price of $27.10 per share. Under the terms of the stock option granted by Roslyn to New York Community, New York Community may purchase up to 15,000,000 shares of Roslyn common stock at an exercise price of $20.85 per share. However, the number of shares issuable upon exercise of the options cannot exceed 19.9% of the New York Community or Roslyn common stock outstanding without giving effect to any shares issued pursuant to the option. These exercise prices represent our closing stock prices on June 26, 2003, the day prior to the execution of the merger agreement and the stock option agreements. The terms of these stock option agreements are similar in most respects and are summarized below.

Purpose of the Stock Option Agreements

The stock option agreements may have the effect of making an acquisition or other business combination of either New York Community or Roslyn by a third party more costly because of the need in any transaction to acquire any shares issued pursuant to the stock option agreements or because of any cash payments made pursuant to the stock option agreements. The stock option agreements may, therefore, discourage certain third parties from proposing an alternative transaction to the current merger proposed by us, including one that might be more favorable from a financial point of view to the stockholders of New York Community or Roslyn, as the case may be, than the merger.

To our best knowledge, no event giving rise to the right to exercise the stock option has occurred as of the date of this document.

Exercise; Expiration

Each of New York Community and Roslyn can exercise its option if both an initial triggering event and a subsequent triggering event occur prior to the occurrence of an exercise termination event, as these terms are described below. The purchase of any shares of New York Community or Roslyn stock pursuant to the options is subject to compliance with applicable law, which may require regulatory approval.

The stock option agreements describe a number of different events as initial triggering events. Generally, an initial triggering event will occur if New York Community or Roslyn enter into, propose to enter into, or are the subject of an acquisition transaction or a proposed acquisition transaction other than the merger agreement.

As used in each stock option agreement, initial triggering events, generally mean the following:

•	New York Community or Roslyn respectively, or any of its subsidiaries, without the other party’s prior written consent, enters into an agreement to engage in an “acquisition transaction” (as defined below) with a third party or its board of directors recommends that its stockholders approve or accept any acquisition transaction other than the New York Community/Roslyn merger transaction;

•	Any third party acquiring beneficial ownership or the right to acquire beneficial ownership of 50% or more of the outstanding shares of New York Community common stock or 10% or more of the outstanding shares of Roslyn common stock, respectively;

•	The stockholders of New York Community or Roslyn, respectively, shall have voted and failed to approve the merger agreement and the merger at the special stockholder meeting, or such meeting was not held in violation of the merger agreement or was canceled prior to termination of the merger agreement if, prior to such meeting or termination, it shall have been publicly announced that any person made, or disclosed an intention to make, a proposal to engage in an acquisition transaction;

•	The board of directors of New York Community or Roslyn, respectively, shall have withdrawn or modified or qualified (or publicly announced its intention to withdraw or modify or qualify) or failed to make in any manner adverse in any respect to Roslyn or New York Community, respectively, its recommendation that its stockholders approve the transactions contemplated by the merger agreement after its shall have been publicly announced that any third person made, or disclosed an intention to make, or otherwise made a bona fide proposal to engage in an acquisition transaction, or New York Community or Roslyn, respectively, or its subsidiary has authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an acquisition transaction with any third person;

•	Any third person, without the written consent of New York Community or Roslyn, respectively, files with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an acquisition transaction (or files a preliminary proxy statement with the SEC with respect to a potential vote by its stockholders to approve the issuance of shares to be offered in such an exchange offer); or

•	Any third person, without the written consent of New York Community or Roslyn, respectively, files an application or notice with the Board of Governors of the Federal Reserve System or other federal or state bank regulatory or antitrust authority for approval to engage in an acquisition transaction.

As used in each stock option agreement, the term “acquisition transaction” means:

•	a merger or consolidation or any similar transaction involving New York Community or Roslyn or any of their respective significant subsidiaries, other than certain mergers (i) involving only New York Community or Roslyn and its respective wholly-owned subsidiaries or (ii) after which the common stockholders of New York Community immediately prior thereto in the aggregate own or continue to own at least 50% of the common stock of New York Community or the surviving entity or parent, provided the transaction is not entered into in violation of the merger agreement;

•	a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of New York Community or Roslyn or any of their respective significant subsidiaries; or

•	a purchase or other acquisition of securities representing 50% or more of the voting power of New York Community or its significant subsidiaries or 25% or more of the voting power of Roslyn or its significant subsidiaries.

Each stock option agreement generally defines the term subsequent triggering event to mean any of the following events or transactions:

•	the acquisition by a third party of beneficial ownership of 50% or more of the outstanding common stock of New York Community or 25% or more of the outstanding common stock of Roslyn; or

•	New York Community or Roslyn enters into, proposes to enter into, or is the subject of an acquisition transaction or proposed acquisition transaction other than the merger agreement.

Each stock option agreement defines the term exercise termination event to mean any of the following:

•	completion of the merger;

•	termination of the merger agreement in accordance with its terms before an initial triggering event, except a termination of the merger agreement by New York Community or Roslyn based on a willful breach by the other party of a representation, warranty, covenant or other agreement contained in the merger agreement; or

•	the passage of nine months, subject to the extension described below, after termination of the merger agreement, if the termination follows the occurrence of an initial triggering event or is a termination of the merger agreement by New York Community or Roslyn based on a willful breach by the other party of a representation, warranty, covenant or other agreement contained in the merger agreement.

If either option becomes exercisable, it may be exercised in whole or in part within six months following the subsequent triggering event. New York Community and Roslyn’s right to exercise the option and certain other rights under the stock option agreements are subject to an extension in order to obtain required regulatory approvals and comply with applicable regulatory waiting periods and to avoid liability under the short-swing trading restrictions contained in Section 16(b) of the Securities Exchange Act and during any period that it is enjoined or legally restricted from exercising the option plus any additional period reasonably necessary to exercise the option after obtaining such approval or the expiration of such periods. Nevertheless, neither New York Community nor Roslyn may exercise its option if it is in breach of any of its covenants or agreements so that the other party would be entitled to terminate the merger agreement. Finally, an option agreement will terminate upon the proper termination of the merger agreement by New York Community or Roslyn, as issuer of the option, as a result of the other party’s material breach of its covenants or agreements under the merger agreement.

Rights Under the Stock Option Agreements

At any time after a repurchase event, as this term is described below, and prior to the date that is 12 months immediately thereafter, and prior to an exercise termination event subject to extension as described above, upon the request of New York Community or Roslyn the other party may be required to repurchase the option and all or any part of the shares issued under the option. The repurchase of the option will be at a price per share equal to the amount by which the market/offer price, as that term is defined in the stock option agreement, exceeds the option price. The repurchase of the option shares will be at the market/offer price, as that term is defined in the stock option agreement. The term repurchase event is defined to mean:

•	the acquisition by any third party of beneficial ownership of 50% or more of the then-outstanding shares of New York Community or Roslyn common stock; or

•	the consummation of an acquisition transaction, provided that for purposes of the definition of repurchase event, in the case of Roslyn, the percentage referred to in the third definition of acquisition transaction above is 50% rather than 25%.

Each stock option agreement also provides that New York Community and Roslyn may, at any time after a repurchase event and prior to the occurrence of an exercise termination event, subject to extension as described above, surrender the option and any shares issued under the option held by New York Community or Roslyn to Roslyn or New York Community, respectively, for a cash fee equal to $39 million, adjusted for our purchase price of option shares surrendered and gains on sales of stock purchased under the option, provided that neither New York Community nor Roslyn may exercise its surrender right if the other party repurchases the option, or a portion of the option.

If, prior to an exercise termination event, either New York Community or Roslyn enters into certain mergers, consolidations or other transactions, certain fundamental changes in its capital stock occur, or it sells all or substantially all of its assets or deposits on a consolidated basis, the option will be converted into, or be exchanged for, a substitute option, at the other party’s election of:

•	the continuing or surviving person of a consolidation or merger with the New York Community or Roslyn;

•	the acquiring person in a plan of exchange in which New York Community or Roslyn is acquired;

•	New York Community or Roslyn in a merger or plan of exchange in which it is the acquiring person;

•	the transferee of all or a substantial part of the consolidated assets or deposits of New York Community or Roslyn; or

•	any person that controls any of these entities, as the case may be.

The substitute option will have the same terms as the original option (including a repurchase right, but based on the closing price of the common stock of the substitute issuer). However, if because of legal reasons the terms of the substitute option cannot be the same as those of the original option, the terms of the substitute option will be as similar as possible and at least as advantageous to Roslyn or New York Community. Also, the number of shares exercisable under the substitute option is essentially capped at 19.9% of the shares of common stock outstanding prior to exercise. In the event of this cap would be exceeded, the issuer of the substitute option will pay New York Community or Roslyn, respectively, the difference between the value of a capped and non-capped option.

The stock option agreements provide that in no event shall the total profit realized by New York Community or Roslyn as a result of an option agreement exceed $47,000,000.

ACCOUNTING TREATMENT

The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of Roslyn as of the effective time of the merger will be recorded at their respective fair values and added to those of New York Community. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements of New York Community issued after the merger would reflect such fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Roslyn.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following section describes the anticipated material U.S. federal income tax consequences of the merger to holders of Roslyn common stock. This discussion addresses only those Roslyn stockholders that hold their Roslyn common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and does not address all the U.S. federal income tax consequences that may be relevant to particular Roslyn stockholders in light of their individual circumstances or to Roslyn stockholders that are subject to special rules, such as:

•	financial institutions,

•	insurance companies,

•	tax-exempt organizations,

•	dealers in securities or currencies,

•	traders in securities that elect to use a mark to market method of accounting,

•	persons that hold Roslyn common stock as part of a straddle, hedge, constructive sale or conversion transaction,

•	persons who are not citizens or residents of the United States, and

•	stockholders who acquired their shares of Roslyn common stock through the exercise of an employee stock option or otherwise as compensation.

The following is based upon the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed in this document. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally.    New York Community and Roslyn have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to Roslyn’s obligation to complete the merger that Roslyn receive an opinion of its special counsel, Wachtell, Lipton, Rosen & Katz, dated the effective date of the merger, to the effect that (i) the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) each of Roslyn and New York Community will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code and (iii) no gain or loss will be recognized by stockholders of Roslyn who receive shares of New York Community common stock in exchange for Roslyn common stock, except with respect to cash received instead of fractional share interests. It is a condition to New York Community’s obligation to complete the merger that New York Community receive an opinion of its special counsel, Sullivan & Cromwell LLP, dated the effective date of the merger, to the effect that (i) the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) each of Roslyn and New York Community will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

In rendering these opinions, counsel may require and rely upon representations contained in letters and certificates to be received from Roslyn and New York Community. Neither of these tax opinions will be binding on the Internal Revenue Service. Neither New York Community nor Roslyn intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

In addition, in connection with the filing of the registration statement of which this document is a part, Roslyn has received an opinion of Wachtell, Lipton, Rosen & Katz and New York Community has received an opinion of Sullivan & Cromwell LLP, each to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that no gain or loss will be recognized by stockholders of Roslyn who receive shares of New York Community common stock, except with respect to cash received instead of fractional share interests in New York Community common stock. Accordingly, the following material federal income tax consequences will apply:

•	no gain or loss will be recognized by stockholders of Roslyn who receive shares of New York Community common stock in exchange for shares of Roslyn common stock, except with respect to cash received instead of fractional share interests in New York Community common stock;

•	the aggregate basis of the New York Community common stock received in the merger will be the same as the aggregate basis of the Roslyn common stock for which it is exchanged, less any basis attributable to fractional share interests in New York Community common stock for which cash is received; and

•	the holding period of New York Community common stock received in exchange for shares of Roslyn common stock will include the holding period of the Roslyn common stock for which it is exchanged.

Cash Received Instead of a Fractional Share of New York Community Common Stock.    A stockholder of Roslyn who receives cash instead of a fractional share of New York Community common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by New York Community. As a result, a Roslyn stockholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting.    Payments of cash to a holder of Roslyn common stock instead of a fractional share of New York Community common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

DESCRIPTION OF NEW YORK COMMUNITY CAPITAL STOCK

In this section, we describe the material features and rights of the New York Community capital stock after the merger. This summary is qualified in its entirety by reference to applicable Delaware law, New York Community’s certificate of incorporation, New York Community’s bylaws and the New York Community rights agreement, as described below. See “WHERE YOU CAN FIND MORE INFORMATION” on page 103.

General

New York Community is currently authorized to issue 300,000,000 shares of common stock having a par value of $0.01 per share and 5,000,000 shares of preferred stock having a par value of $0.01 per share. Each share of New York Community common stock has the same relative rights as, and is identical in all respects to, each other share of New York Community common stock.

As of September 12, 2003, there were 137,673,940 shares of common stock of New York Community outstanding, 6,625,294 shares of common stock of New York Community held in treasury and 14,582,243 shares of common stock of New York Community reserved for issuance pursuant to New York Community’s employee benefit plans and the New York Community stock option agreement. After giving effect to the merger on a pro forma basis, approximately 195 million shares of New York Community common stock will be outstanding.

Common Stock

Dividends.    Subject to certain regulatory restrictions, New York Community can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors. Funds for New York Community dividends are generally provided through dividends from New York Community Bank. The payment of dividends by New York Community Bank is subject to limitations which are imposed by law and applicable regulation. See “New York Community Dividends” on page 60. The holders of common stock of New York Community are entitled to receive and share equally in such dividends as may be declared by the board of directors of New York Community out of funds legally available therefor. If New York Community issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.    The holders of common stock of New York Community possess exclusive voting rights in New York Community. They elect the New York Community board of directors and act on such other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If New York Community issues preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote, which is calculated after giving effect to a provision limiting voting rights. This provision in New York Community’s certificate of incorporation provides that stockholders who beneficially own in excess of 10% of the then-outstanding shares of common stock of New York Community are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity.

Liquidation.    In the event of any liquidation, dissolution or winding up of New York Community Bank, New York Community, as holder of New York Community Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of New York Community Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to eligible account holders, all assets of New York Community Bank available for distribution. In the event of liquidation, dissolution or winding up of New York Community, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of New York Community available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the New York Community common stock in the event of liquidation or dissolution.

Preemptive Rights.    Holders of New York Community common stock are not entitled to preemptive rights with respect to any shares which may be issued. The New York Community common stock is not subject to redemption.

Preferred Stock

Shares of New York Community preferred stock may be issued with such designations, powers, preferences and rights as the New York Community board of directors may from time to time determine. The New York Community board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

NEW YORK COMMUNITY STOCKHOLDER PROTECTION RIGHTS AGREEMENT

The following is a description of the rights issued under the New York Community stockholder protection rights agreement, as amended. This description is subject to, and is qualified in its entirety by reference to, the text of the rights agreement. See “WHERE YOU CAN FIND MORE INFORMATION” on page 103.

Each issued share of New York Community common stock has attached to it one right issued pursuant to a Stockholder Protection Rights Agreement, dated as of January 16, 1996 and amended on March 27, 2001 and June 27, 2003, between New York Community and Registrar and Transfer Company (successor to Mellon Investor Services), as rights agent. Each right entitles its holder to purchase one one-hundredth of a share of participating preferred stock of New York Community at an exercise price of $120, subject to adjustment, after the separation time, which means after the close of business on the earlier of

•	the tenth business day after commencement of a tender or exchange offer that, if consummated, would result in the offeror becoming an “acquiring person,” which is defined in the rights agreement as a person beneficially owning 10% or more of the outstanding shares of New York Community common stock; and

•	the tenth business day after the first date of public announcement that a person has become an acquiring person, which is also called the flip-in date.

The rights are not exercisable until the business day following the separation time. The rights expire on the earlier of

•	the close of business on January 16, 2006;

•	redemption, as described below;

•	an exchange for common stock, as described below; or

•	the merger of New York Community into another corporation pursuant to an agreement entered into prior to a flip-in date.

The New York Community board of directors may, at any time prior to the occurrence of a flip-in date, redeem all the rights at a price of $0.01 per right.

If a flip-in date occurs, each right, other than those held by the acquiring person or any affiliate or associate of the acquiring person or by any transferees of any of these persons, will constitute the right to purchase shares of New York Community common stock having an aggregate market price equal to $240 in cash, subject to adjustment. In addition, the New York Community board of directors may, at any time between a flip-in date and the time that an acquiring person becomes the beneficial owner of more than 50% of the outstanding shares of New York Community common stock, elect to exchange the rights for shares of New York Community common stock at an exchange ratio of one share of New York Community common stock per right.

Under the rights agreement, after a flip-in date occurs, New York Community may not consolidate or merge, or engage in other similar transactions, with an acquiring person without entering into a supplemental agreement with the acquiring person providing that, upon consummation or occurrence of the transaction, each right shall thereafter constitute the right to purchase common stock of the acquiring person having an aggregate market price equal to $240 in cash, subject to adjustment.

These rights may not prevent a takeover of New York Community. The rights, however, may have antitakeover effects. The rights may cause substantial dilution to a person or group that acquires 10% or more of the outstanding New York Community common stock unless the rights are first redeemed by the New York Community board of directors.

On June 27, 2003, New York Community and Registrar and Transfer Company amended the rights agreement to substantially prevent the merger agreement, the stock option agreements, and the merger with Roslyn from triggering the provisions of the rights agreement.

A description of the rights agreement specifying the terms of the rights has been included in reports filed by New York Community under the Securities Exchange Act. See “WHERE YOU CAN FIND MORE INFORMATION” on page 103.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

New York Community and Roslyn are incorporated under the laws of the State of Delaware and, accordingly, the rights of New York Community stockholders and Roslyn stockholders are governed by the laws of the State of Delaware. As a result of the merger, Roslyn stockholders will become stockholders of New York Community. Thus, following the merger, the rights of Roslyn stockholders who become New York Community stockholders in the merger will continue to be governed by the laws of the State of Delaware and will also then be governed by the New York Community certificate of incorporation and the New York Community bylaws. The New York Community certificate of incorporation will be unaltered by the merger. In connection with the merger, the board of directors of New York Community has amended the bylaws of New York Community as contemplated by the merger agreement with such amendment to become effective upon the consummation of the merger. The following description gives effect to such amendment.

Comparison of Stockholders’ Rights

Set forth on the following pages is a summary comparison of material differences between the rights of a New York Community stockholder under the New York Community certificate of incorporation, the New York Community bylaws that will be in effect at the completion of the merger, and Delaware law (right column) and the rights of a stockholder under the Roslyn certificate of incorporation, Roslyn bylaws and Delaware law (left column). The summary set forth below is not intended to provide a comprehensive summary of Delaware law or of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the New York Community certificate of incorporation and New York Community bylaws, and the Roslyn certificate of incorporation and Roslyn bylaws.

ROSLYN	NEW YORK COMMUNITY

CAPITAL STOCK

Authorized Capital

200 million shares of common stock, par value $0.01 per share, 10 million shares of preferred stock, par value $0.01 per share. As of September 12, 2003, there were 75,826,918 shares of Roslyn common stock issued and outstanding, no shares reserved for issuance and no shares of preferred stock issued and outstanding.	300 million shares of common stock, par value $0.01 per share, 5 million shares of preferred stock, par value $0.01 per share. As of September 12, 2003, there were 137,673,940 shares of New York Community common stock issued and outstanding, 14,582,243 shares reserved for issuance and no shares of preferred stock issued and outstanding.

BOARD OF DIRECTORS

Number of Directors

Such number as is fixed by the board of directors from time to time. New York Community currently has eleven directors and Roslyn has twelve directors. See “THE MERGER—Board of Directors and Management of New York Community Following the Merger” on page 57 for a description of the New York Community board of directors after the merger.

ROSLYN	NEW YORK COMMUNITY

Vacancies And Newly Created Directorships

Filled by a majority vote of the directors then in office. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.	Filled by a majority vote of the directors then in office. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.

The New York Community bylaws provide that until the annual meeting of stockholders in 2004, unless two thirds of the directors decide otherwise, any vacancy on the board of directors created by a director designated by Richmond County Financial Corp. in connection with the merger on July 31, 2001 of Richmond County Financial Corp. with New York Community or a successor of such a director will be filled with a new director selected by a majority of the remaining designees of Richmond County Financial Corp., as applicable, on the New York Community board of directors.

Special Meeting of the Board

Special meetings of the board of directors may be called by one-third of the directors then in office, or by the Chairman of the Board or the President.	Special meetings of the board of directors may be called by one-half of the directors then in office, or by a Chairman of the Board or the Chief Executive Officer.

Stockholder Rights Plans

On September 26, 2000, Roslyn adopted a stockholder protection rights agreement, pursuant to which each issued share of Roslyn common stock has attached to it one right to purchase, under certain conditions, a fraction of a share of participating preferred stock of Roslyn. On June 27, 2003, Roslyn and the rights agent under the Roslyn stockholder protection rights agreement amended the rights agreement to substantially prevent the merger agreement, the stock option agreements, and the merger with New York Community from triggering the provisions of the rights agreement.	On January 16, 1996, New York Community adopted a stockholder protection rights agreement, pursuant to which each issued share of New York Community common stock has attached to it one right to purchase, under certain conditions, a fraction of a share of participating preferred stock of New York Community. On June 27, 2003, New York Community and the rights agent under the New York Community stockholder protection rights agreement amended the rights agreement to substantially prevent the merger agreement, the stock option agreements, and the merger with Roslyn from triggering the provisions of the rights agreement. The New York Community stockholder protection rights agreement, including rights thereunder currently held by New York Community stockholders, will remain in place after the merger.

See “NEW YORK COMMUNITY STOCKHOLDER PROTECTION RIGHTS AGREEMENT” on page 81.

DISCUSSION OF ANTI-TAKEOVER PROTECTION IN NEW YORK COMMUNITY’S CERTIFICATE OF INCORPORATION AND BYLAWS

General

Certain provisions of the New York Community certificate of incorporation and bylaws may have anti-takeover effects. These provisions may discourage attempts by others to acquire control of New York Community without negotiation with the New York Community board of directors. The effect of these provisions is discussed briefly below. In addition to these provisions of the New York Community certificate of incorporation and bylaws, the rights agreement discussed in “NEW YORK COMMUNITY STOCKHOLDER PROTECTION RIGHTS AGREEMENT” on page 81 may also have anti-takeover effects. All of the provisions discussed below are contained in New York Community’s certificate of incorporation and bylaws currently. Roslyn’s certificate of incorporation and bylaws have substantially similar provisions.

Authorized Stock

The shares of New York Community common stock and New York Community preferred stock authorized by New York Community’s certificate of incorporation but not issued provide the New York Community board of directors with the flexibility to effect certain financings, acquisitions, stock dividends, stock splits and stock-based grants without the need for a stockholder vote. The New York Community board of directors, consistent with its fiduciary duties, could also authorize the issuance of these shares, and could establish voting, conversion, liquidation and other rights for the New York Community preferred stock being issued, in an effort to deter attempts to gain control of New York Community.

Classification of Board of Directors; No Cumulative Voting

New York Community’s certificate of incorporation and bylaws provide that the board of directors of New York Community is divided into three classes of as nearly equal size as possible, with one class elected annually to serve for a term of three years. This classification of the New York Community board of directors may discourage a takeover of New York Community because a stockholder with a majority interest in New York Community would have to wait for at least two consecutive annual meetings of stockholders to elect a majority of the members of the New York Community board of directors. New York Community’s certificate of incorporation also does not and will not, after the merger, authorize cumulative voting for the election of directors of New York Community.

Size of Board; Vacancies; Removal of Directors

The provisions of New York Community’s certificate of incorporation and bylaws giving the New York Community board of directors the power to determine the exact number of directors and to fill any vacancies or newly created positions, and allowing removal of directors only for cause upon an 80% vote of stockholders are intended to insure that the classified board provisions discussed above are not circumvented by the removal of incumbent directors. Furthermore, since New York Community stockholders do not, and will not, after the merger, have the ability to call special meetings of stockholders, a stockholder seeking to have a director removed for cause generally will be able to do so only at an annual meeting of stockholders. These provisions could make the removal of any director more difficult, even if such removal were desired by the stockholders of New York Community. In addition, these provisions of New York Community’s certificate of incorporation and bylaws could make a takeover of New York Community more difficult under circumstances where the potential acquiror seeks to do so through obtaining control of the New York Community board of directors.

Special Meetings of Stockholders

The provisions of New York Community’s certificate of incorporation and bylaws relating to special meetings of stockholders are intended to enable the New York Community board of directors to determine if it is appropriate for New York Community to incur the expense of a special meeting in order to present a proposal to New York Community stockholders. If the New York Community board of directors determines not to call a special meeting, stockholder proposals could not be presented to the stockholders for action until the next annual meeting, or until such proposal is properly presented before an earlier duly called special meeting, because stockholders cannot call a special meeting. In addition, these provisions could make a takeover of New York Community more difficult under circumstances where the potential acquiror seeks to do so through obtaining control of the New York Community board of directors.

Stockholder Action by Unanimous Written Consent

The purpose of the provision in New York Community’s certificate of incorporation prohibiting stockholder action by written consent is to prevent any person or persons holding the percentage of the voting stock of New York Community otherwise required to take corporate action from taking such action without giving notice to other stockholders and without the procedures of a stockholder meeting.

Amendment of Certificate of Incorporation and Bylaws

The requirements in New York Community’s certificate of incorporation and bylaws for an 80% stockholder vote for the amendment of certain provisions of New York Community’s certificate of incorporation and New York Community’s bylaws is intended to prevent a stockholder who controls a majority of the New York Community stock from avoiding the requirements of important provisions of New York Community’s certificate of incorporation or bylaws simply by amending or repealing them. Thus, the holders of a minority of the shares of the New York Community stock could block the future repeal or modification of New York Community’s bylaws and certain provisions of the certificate of incorporation, even if such action were deemed beneficial by the holders of more than a majority, but less than 80%, of the New York Community stock.

Voting Limitation

New York Community’s certificate of incorporation provides that holders of common stock who beneficially own in excess of 10% of the outstanding shares of New York Community common stock are not entitled to vote any shares held in excess of 10% of the outstanding shares of common stock.

Business Combinations with Interested Stockholders

New York Community’s certificate of incorporation provides that any “Business Combination” (as defined below) involving New York Community and an Interested Stockholder must be approved by the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote, unless either a majority of the “Disinterested Directors” (as defined in the certificate) of New York Community has approved the Business Combination or the terms of the proposed Business Combination satisfy certain minimum price and other standards. For purposes of these provisions, an “Interested Stockholder” includes:

•	any person (with certain exceptions) who is the “Beneficial Owner” (as defined in the certificate) of more than 10% of New York Community common stock;

•	any affiliate of New York Community which is the Beneficial Owner of more than 10% of New York Community common stock during the prior two years; or

•	any transferee of any shares of New York Community common stock that were beneficially owned by an “Interested Stockholder” during the prior two years.

For purposes of these provisions, a “Business Combination” is defined to include:

•	any merger or consolidation of New York Community or any subsidiary with or into an Interested Stockholder or affiliate of an Interested Stockholder;

•	the disposition of the assets of New York Community or any subsidiary having an aggregate value of 25% or more of the combined assets of New York Community and its subsidiaries;

•	the issuance or transfer by New York Community or any subsidiary of any of its securities to any Interested Stockholder or affiliate of an Interested Stockholder in exchange for cash, securities or other property having an aggregate value of 25% or more of the outstanding common stock of New York Community and its subsidiaries;

•	any reclassification of securities or recapitalization that would increase the proportionate share of any class of equity or convertible securities owned by an Interested Stockholder or affiliate of an Interested Stockholder; and

•	the adoption of any plan for the liquidation or dissolution of New York Community proposed by, or on behalf of, an Interested Stockholder or an affiliate of an Interested Stockholder.

This provision is intended to deter an acquiring party from utilizing two-tier pricing and similar coercive tactics in an attempt to acquire control of New York Community. However, it is not intended to, and will not, prevent or deter all tender offers for shares of New York Community.

Business Combination Statutes And Provisions

Section 203 of the Delaware General Corporation Law (“DGCL”) prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless

•	the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction;

•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation and (b) shares held by specified employee benefit plans;

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder; or

•	the transaction is one of certain business combinations that are proposed after the corporation had received other acquisition proposals and that are approved or not opposed by a majority of certain continuing members of the board of directors, as specified in the DGCL.

Neither of New York Community’s certificate of incorporation or bylaws contains an election, as permitted by Delaware law, to be exempt from the requirements of Section 203.

COMPARATIVE MARKET PRICES AND DIVIDENDS

New York Community common stock is listed on the New York Stock Exchange and Roslyn common stock is included for quotation on the Nasdaq National Market. The following table sets forth the high and low closing prices of shares of New York Community common stock as reported on the New York Stock Exchange and Roslyn common stock as reported on the Nasdaq National Market, and the quarterly cash dividends declared per share for the periods indicated.

	New York Community Common Stock			Roslyn Common Stock
	High	Low	Dividend(1)(2)	High	Low	Dividend(3)(4)
2000
Third Quarter	$9.627	$6.230	$0.8333	$15.210	$12.210	$0.103
Fourth Quarter	12.500	8.770	0.8333	18.540	12.750	0.107
2001
First Quarter	14.348	11.043	0.8333	17.670	14.670	0.110
Second Quarter	18.740	14.501	0.1000	18.610	14.500	0.113
Third Quarter	23.533	14.344	0.1000	22.380	15.920	0.117
Fourth Quarter	21.178	16.377	0.1200	19.880	16.500	0.120
2002
First Quarter	22.243	17.307	0.1200	20.700	17.660	0.125
Second Quarter	22.596	18.890	0.1500	24.010	20.750	0.130
Third Quarter	23.991	18.597	0.1500	22.930	16.860	0.135
Fourth Quarter	22.506	18.867	0.1500	18.810	15.460	0.140
2003
First Quarter	22.270	20.410	0.1875	20.210	17.790	0.150
Second Quarter	29.090	22.040	0.2100	21.750	17.660	0.155

(1)	Pursuant to the merger agreement, New York Community may not, without the prior written consent of Roslyn, pay any dividends in excess of $0.30 per share per quarter. New York Community and Roslyn have also agreed to coordinate their declaration of dividends.
(2)	Reflects shares issued as a result of a 3-for-2 stock split on March 29, 2001 and September 20, 2001, and a 4-for-3 stock split on May 21, 2003. New York Community’s high and low stock prices and dividends for prior periods have been adjusted to reflect the effect of such stock splits.
(3)	Pursuant to the merger agreement, Roslyn may not, without the prior written consent of New York Community, pay any dividends in excess of $0.155 per share. New York Community and Roslyn have also agreed to coordinate their declaration of dividends.
(4)	Reflects shares issued as a result of a 3-for-2 stock split on August 22, 2001.

New York Community and Roslyn stockholders are advised to obtain current market quotations for New York Community common stock and Roslyn common stock. The market price of New York Community common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of New York Community common stock before or after the Effective Date.

New York Community may from time to time repurchase shares of New York Community common stock and purchase shares of Roslyn common stock and Roslyn may from time to time repurchase shares of Roslyn common stock and purchase shares of New York Community Community common stock. During the course of the solicitation being made by this joint proxy statement/prospectus, New York Community or Roslyn may be bidding for and purchasing shares of Roslyn common stock. Roslyn common stock may be purchased if it is a lower cost alternative than the purchase of New York Community common stock or if purchases of New York Community common stock are then prohibited.

PRO FORMA FINANCIAL INFORMATION

New York Community Bancorp, Inc. and Roslyn Bancorp, Inc.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition and Statements of Income

The following Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition combines the historical Consolidated Statement of Financial Condition of New York Community and subsidiaries and the historical Consolidated Statement of Financial Condition of Roslyn and subsidiaries giving effect to the consummation of the merger on June 30, 2003, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

The following Unaudited Pro Forma Combined Condensed Consolidated Statements of Income for the six months ended June 30, 2003 and the year ended December 31, 2002 combine the historical Consolidated Statements of Income of New York Community and subsidiaries and Roslyn and subsidiaries giving effect to the merger as if the merger had become effective at the beginning of the period presented, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

Although pro forma financial information is not a measure of performance calculated in accordance with generally accepted accounting principles, New York Community and Roslyn believe that pro forma financial information is important because it gives effect to the merger as if the merger had become effective at the beginning of the period presented. The manner in which New York Community and Roslyn calculate pro forma financial information may differ from similarly titled measures reported by other companies.

The unaudited pro forma combined condensed consolidated financial statements included herein are presented for informational purposes only. This information includes various estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be obtained in the future. The unaudited pro forma combined condensed consolidated financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical financial statements and related notes thereto of New York Community and subsidiaries and Roslyn and subsidiaries information and notes thereto appearing elsewhere herein.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

NEW YORK COMMUNITY BANCORP, INC. AND ROSLYN BANCORP, INC.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition

As of June 30, 2003

(In thousands)

	New York Community Historical	Roslyn Historical		Pro Forma Adjustment		Pro Forma Combined
ASSETS
Cash and due from banks	$114,093	$70,028		$(138,100	)(B)	$63,127
				(43,542	)(B)
				60,648	(C)
Money market investments	1,000	—				1,000
Securities available-for-sale, net	4,276,612	6,556,811		33,538	(C)	7,333,423
				(33,538	)(C)
				(3,500,000	)(F)
Securities held-to-maturity, net	1,068,740	283,491				1,352,231
Loans held-for-sale	—	5,969				5,969
Loans receivable, net:
Loans receivable	5,851,366	3,552,208		60,000	(C)	9,463,574
Allowance for loan losses	(40,500)	(44,326)				(84,826)

Loans receivable, net	5,810,866	3,507,882		60,000		9,378,748
Excess of cost over fair value of net assets acquired and other intangibles	673,018	797		(797	)(C)	1,912,495
				1,239,477	(D)
Other assets	445,730	384,471		61,534	(B)	996,235
				25,000	(C)
				79,500	(C)

Total assets	$12,390,059	$10,809,449		$(2,156,279)		$21,043,229

LIABILITIES
Deposits	$5,099,847	$6,085,115		$37,000	(C)	$11,221,962
Federal funds purchased and securities sold under agreements to repurchase	3,007,297	2,410,299		(3,500,000	)(F)	1,917,596
Other short-term borrowings	589,300	—				589,300
Long-term debt	2,264,836	1,633,582	(J)	250,000	(C)	4,148,418	(J)
Other liabilities	102,807	142,534				245,341

Total liabilities	11,064,087	10,271,530		(3,213,000)		18,122,617

STOCKHOLDERS’ EQUITY
Common stock	$1,443	$1,188		$(1,188	)(E)	$2,012
				569	(B)
Additional paid-in capital	1,116,482	509,800		(509,800	)(E)	2,581,465
				1,464,983	(B)
Retained earnings	337,215	728,088		(728,088	)(E)	337,215
Treasury stock	(129,088)	(661,470)		661,470	(E)	—
				129,088	(B)
Unearned Compensation and ESOP shares	(22,667)	(60,648)		60,648	(E)	(22,667)
Accumulated other comprehensive income, net of tax effect	22,587	20,961		(20,961	)(E)	22,587

Total stockholders’ equity	$1,325,972	$537,919		$1,056,721		$2,920,612

Total liabilities and stockholders’ equity	$12,390,059	$10,809,449		$(2,156,279)		$21,043,229

The accompanying notes are an integral part of the unaudited pro forma combined condensed consolidated financial information.

NEW YORK COMMUNITY BANCORP, INC. AND ROSLYN BANCORP, INC.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Income

For the Year Ended December 31, 2002

(In thousands, except shares and per share data)

	New York Community Historical	Roslyn Historical		Pro Forma Adjustment		Pro Forma Combined
Interest income:
Loans	$403,407	$231,664		$(24,000	)(F)	$611,071
Securities	195,077	369,290		(140,000	)(F)	412,011
				(12,356	)(F)
Money market investments	1,023	1,336				2,359

Total interest income	599,507	602,290		(176,356)		1,025,441

Interest expense:
Deposits	95,857	130,950		(18,500	)(F)	208,307
Borrowed funds	130,394	193,266		(70,000	)(F)	128,660
				(125,000	)(F)

Total interest expense	226,251	324,216		(213,500)		336,967

Net interest income	373,256	278,074		37,144		688,474
Provision for loan losses	—	3,000		—		3,000

Net interest income after provision for loan losses	373,256	275,074		37,144		685,474

Other operating income:
Net gains on sales activities	16,986	10,257				27,243
Fee and other	84,834	43,448				128,282

Total non-interest income	101,820	53,705				155,525

Non-interest expense
General and administrative expense:
Compensation and benefits	72,084	55,126			(K)	127,210
Occupancy and equipment	23,230	13,228		1,500	(C)	37,958
Other	37,748	33,551	(J)			71,299	(J)
Amortization of core deposit intangible	6,000	126		7,630	(G)	13,756

Total non-interest expense	139,062	102,031		9,130		250,223

Income before income tax expense	336,014	226,748		28,014		590,776
Income tax expense	106,784	80,342		10,505		197,631

Income from continuing operations	$229,230	$146,406		$17,509		$393,145

Income from continuing operations applicable to common stockholders:
Basic	$229,230	$146,406		$17,509		$393,145
Diluted	229,230	146,406		17,509		393,145
Income from continuing operations per share:
Basic	$1.69	$1.85				$2.04
Diluted	1.67	1.82				2.02
Weighted average common shares:
Basic	135,670,184	79,024,610				192,540,373
Diluted	137,419,476	80,521,687				194,289,665

The accompanying notes are an integral part of the unaudited pro forma combined condensed consolidated financial information.

NEW YORK COMMUNITY BANCORP, INC. AND ROSLYN BANCORP, INC.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Income

For the Six Months Ended June 30, 2003

(In thousands, except shares and per share data)

	New York Community Historical	Roslyn Historical		Pro Forma Adjustment		Pro Forma Combined
Interest income:
Loans	$208,966	$103,624		$(12,000	)(F)	$300,590
Securities	119,325	186,753		(70,000	)(F)	229,900
				(6,178	)(F)
Money market investments	593	355				948

Total interest income	328,884	290,732		(88,178)		531,438

Interest expense:
Deposits	32,845	64,190		(9,250	)(F)	87,785
Borrowed funds	79,382	94,396		(35,000	)(F)	76,278
				(62,500	)(F)

Total interest expense	112,227	158,586		(106,750)		164,063

Net interest income	216,657	132,146		18,572		367,375
Provision for loan losses	—	1,000		—		1,000

Net interest income after provision for loan losses	216,657	131,146		18,572		366,375

Other operating income:
Net gains on sales activities	17,066	7,635				24,701
Fee and other	43,054	13,958				57,012

Total non-interest income	60,120	21,593				81,713

Non-interest expense
General and administrative expense:
Compensation and benefits	38,868	23,268			(K)	62,136
Occupancy and equipment	11,519	7,438		750	(C)	19,707
Other	17,487	13,420	(J)			30,907	(J)
Amortization of core deposit intangible	3,000	63		3,815	(G)	6,878

Total non-interest expense	70,874	44,189		4,565		119,628

Income before income tax expense	205,903	108,550		14,007		328,460
Income tax expense	66,783	35,480		5,253		107,516

Income from continuing operations	$139,120	$73,070		$8,754		$220,944

Income from continuing operations applicable to common stockholders:
Basic	$139,120	$73,070		$8,754		$220,944
Diluted	139,120	73,070		8,754		220,944
Income from continuing operations per share:
Basic	$1.03	$1.00				$1.15
Diluted	1.01	0.98				1.14
Weighted average common shares:
Basic	134,552,472	73,356,238				191,422,661
Diluted	137,090,145	74,362,226				193,960,334

The accompanying notes are an integral part of the unaudited pro forma combined condensed consolidated financial information.

NEW YORK COMMUNITY BANCORP, INC. AND ROSLYN BANCORP, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and June 30, 2003

(A)	Basis of Presentation

The Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition of New York Community and subsidiaries and Roslyn and subsidiaries at June 30, 2003 has been prepared as if the merger had been consummated on that date. The Unaudited Pro Forma Combined Condensed Consolidated Statements of Income for the year ended December 31, 2002 and the six months ended June 30, 2003 were prepared as if the merger had been consummated at the beginning of the periods presented. The unaudited pro forma combined condensed consolidated financial statements are based on the historical financial statements of New York Community and Roslyn after giving effect to the merger under the purchase method of accounting and the assumptions and adjustments in the notes that follow.

Assumptions relating to the pro forma adjustments set forth in the unaudited pro forma combined condensed consolidated financial statements are summarized as follows:

(i)  Estimated fair values—Estimated fair value for securities available for sale, loans, deposits and borrowings were determined by New York Community and Roslyn with the assistance of Citigroup Global Markets Inc., Sandler O’Neill & Partners, L.P. and Goldman, Sachs & Co. The resulting net discount/premium on securities held-to-maturity and loans, respectively, for purposes of these pro forma financial statements, is being accreted/amortized to interest income on a sum-of-the-years digits method over three to four years, respectively. The actual discount/premium will be accreted/amortized to interest income to produce a constant yield to maturity. The resulting net premium and discount on deposits and borrowings, respectively, is being amortized/accreted into interest expense on a sum-of-the-years digits method over their remaining estimated lives.

(ii)  Income taxes—A net deferred tax asset was recorded equal to the deferred tax consequences associated with the differences between the tax basis and book basis of the assets acquired and liabilities assumed, using an effective tax rate of 37.5%. New York Community’s actual effective tax rate for 2002 was 31.78%, and Roslyn’s actual effective tax rate for 2002 was 35.43%. New York Community calculated the expected pro forma effective tax rate on the basis of federal, state and local statutory tax rates.

Certain reclassifications have been made to Roslyn’s historical financial information in order to conform to New York Community’s financial information.

NEW YORK COMMUNITY BANCORP, INC. AND ROSLYN BANCORP, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(B)

	Gross	Tax	Cash	100% Stock	Total
				(In thousands)
Roslyn’s total common shares outstanding(1)(2)(5)(6)				$1,594,640	$1,594,640
Cash-out of incremental stock options, net of tax(3)	43,542	(16,328)	$27,214		27,214
Estimated transaction cost, net of tax(4)	138,100	(45,206)	92,894		92,894

	$181,642	$(61,534)	$120,107	$1,594,640	$1,714,747

(1)	Based on 75,826,918 shares of Roslyn common stock outstanding as of June 30, 2003.
(2)	Based on average market closing price between June 24 and June 30, 2003 of $28.04 of New York Community common stock, and an exchange ratio of 0.75 of a share of New York Community common stock per share of Roslyn common stock.
(3)	Assumes that none of the holders of Roslyn’s stock options elect to exchange such options for New York Community stock options. As of June 30, 2003, there were 8,760,929 outstanding options to purchase Roslyn common stock with a weighted average price of $16.06. The amount shown is net of tax, which is calculated assuming an effective tax rate of 37.5%.
(4)	Estimated transaction costs net of tax are $92.9 million:

(In thousands)
Merger-related compensation and severance	$98,600
Professional services	25,500
System and facilities conversion and other expense	14,000

Subtotal	138,100
Tax at effective tax rate of 37.5%	(45,206)

Estimated transaction cost, net of tax	$92,894

In connection with the termination of Roslyn’s benefit plans, a positive adjustment to Roslyn’s net assets of approximately $60.6 million will be realized. This adjustment will partially offset the estimated transaction costs, net of tax, resulting in net after-tax transaction costs of $32.3 million. Details of this adjustment are presented in Note (C).

(5)	New York Community will use its treasury stock at closing to effectuate a portion of the transaction.
(6)	Comprised of pro forma adjustments of $569,000 to common stock, $1,464,983,000 to additional paid-in capital, and $129,088,000 to treasury stock.

NEW YORK COMMUNITY BANCORP, INC. AND ROSLYN BANCORP, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(C)	Purchase accounting adjustments are estimated as follows:

		(In thousands)
Roslyn’s net assets—historical at June 30, 2003		$537,919
Adjustments to Roslyn’s statement of condition:
Termination of Roslyn’s ESOP (payoff of loan payable)	$42,147
Termination of Roslyn’s RRP	15,266
Termination of Roslyn’s unearned compensation	3,235

Subtotal		60,648
The excess of Roslyn’s cost over the fair value of net assets acquired	(797)
Subtotal		(797)
Fair value adjustment(1):
Securities available-for-sale	33,538
Securities available-for-sale (to restore the markdown on June 30, 2003)	(33,538)
Loans receivable	60,000
Buildings/land(2)	25,000
Deposits	(37,000)
Borrowings	(250,000)

Subtotal—net fair value adjustments	(202,000)
Tax effect of fair value adjustments at 37.5%	79,500

Total net adjustments to net assets acquired		(122,500)

Adjusted net assets acquired		$475,270

(D)	The excess of cost over the fair value of net assets acquired is set forth below:

(In thousands)
Total cost:
Stock portion	$1,594,640
Cash portion	120,107

Subtotal	1,714,747
Net assets acquired	475,270

Total excess of cost over the fair value of net assets acquired	$1,239,477

(E)	Purchase accounting adjustments to eliminate Roslyn’s stockholders’ equity account.

(1)	Fair value adjustments in accordance with purchase accounting under generally accepted accounting principles.
(2)	Of the $25,000,000 fair value adjustment for buildings/land, $10,000,000 is allocated to land and $15,000,000 is allocated to buildings. The $15,000,000 adjustment allocated to buildings is expected to be depreciated on a straight-line basis over a ten-year period, at a rate of $1.5 million per year.

NEW YORK COMMUNITY BANCORP, INC. AND ROSLYN BANCORP, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(F)	Pro forma adjustments to interest income and interest expense were calculated as follows:

	For the Year Ended December 31, 2002	For the Six Months ended June 30, 2003
	(In thousands)
Reduction in interest income on securities sold in restructuring ($3,500,000 at 4.00%)	$(140,000)	$(70,000)
Amortization of premium on securities (3.5 years by using sum of year method)	(12,356)	(6,178)
Amortization of premium on loans (4 years by using sum of year method)	(24,000)	(12,000)

Total net adjustments—interest income	(176,356)	(88,178)

Reduction in interest expense on borrowings ($3,500,000 at 2.00%)	$(70,000)	$(35,000)
Amortization of premium on deposits (3 years by using sum of year method)	(18,500)	(9,250)
Amortization of premium on borrowings (3 years by using sum of year method)	(125,000)	(62,500)

Total net adjustments—interest expense	$(213,500)	$(106,750)

New York Community has performed an analysis comparing the amortization of fair value adjustments using the Sum of year method versus the level-yield method and determined that the Sum of year method approximates the level-yield method.

(G)	New York Community retained an independent valuation services firm to determine the fair value and remaining useful life of the core deposit intangible. As a result, the average remaining useful life was estimated at 13 years. As such, the core deposit premium intangible asset is amortized over 13 years on an accelerated basis.

(H)	The following table summarizes the estimated impact of the amortization and accretion of the purchase accounting adjustments made in connection with the merger on New York Community’s results of operations for the following years:

Projected Future Amounts for the Years Ended December 31,	Core Deposit Intangible	Net (Accretion) Amortization	Net increase (decrease) in income Before Taxes
		(In thousands)
2003	$7,630	$(105,644)	$98,014
2004	6,672	(65,576)	58,904
2005	5,124	(27,273)	22,149
2006	3,970	11,030	(15,000)
2007	3,104	1,500	(4,604)
2008 and thereafter	10,645	7,500	(18,145)

(I)	Basic and fully diluted weighted average number of common and common stock equivalents utilized for the calculation of earnings per share for the periods presented were calculated using New York Community’s historical weighted average common and common stock equivalents plus 56,870,189 shares to be issued to Roslyn stockholders under the terms of the merger agreement.

NEW YORK COMMUNITY BANCORP, INC. AND ROSLYN BANCORP, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(J)	Includes certain amounts that have been reclassified to conform to New York Community’s form of presentation.

(K)	The employment agreements entered into with certain officers of Roslyn (as described on page 61) entitle those officers to compensation that is not expected to exceed the amount of compensation they would have been entitled to under their existing contracts with Roslyn. Accordingly the costs associated with these employment agreements are reflected in Roslyn’s historical financial statements, and no pro forma adjustment is required.

PROPOSAL TO AMEND NEW YORK COMMUNITY’S

CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF

AUTHORIZED SHARES OF COMMON STOCK

The New York Community board of directors has unanimously approved and declared advisable, and recommends to the New York Community shareholders, an amendment to the Amended and Restated Certificate of Incorporation of New York Community to increase the number of shares of common stock authorized for issuance from 300,000,000 to 600,000,000 shares. The New York Community board of directors believes that this proposal is in the best interests of New York Community and its shareholders and recommends a vote “FOR” the proposed amendment.

Currently, ARTICLE FOURTH, Section A of the Amended and Restated Certificate of Incorporation states:

“The total number of shares of stock of all classes which the Corporation shall have authority to issue is three hundred five million (305,000,000) consisting of:

1.	Five million (5,000,000) shares of Preferred Stock, par value one cent ($0.01) per share (the “Preferred Stock”); and

2.	Three hundred million (300,000,000) shares of Common Stock, par value one cent ($0.01) per share (the “Common Stock”).”

The proposed amendment would revise ARTICLE FOURTH, Section A of the Amended and Restated Certificate of Incorporation to state:

“The total number of shares of stock of all classes which the Corporation shall have authority to issue is six hundred five million (605,000,000) consisting of:

1.	Five million (5,000,000) shares of Preferred Stock, par value one cent ($0.01) per share (the “Preferred Stock”); and

2.	Six hundred million (600,000,000) shares of Common Stock, par value one cent ($0.01) per share (the “Common Stock”).”

The proposed amendment is subject to the approval of New York Community’s shareholders.

Vote Required

Approval of the proposal requires the affirmative vote of a majority of common stock outstanding and entitled to vote at the special meeting.

Purpose and Effect of the Amendment

Currently, the Amended and Restated Certificate of Incorporation authorizes the issuance of up to 300,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of September 12, 2003, New York Community had 137,673,940 shares of common stock outstanding, 6,625,294 shares of common stock held in treasury, and 14,582,243 shares of common stock reserved for issuance to directors and employees under various compensation and benefits plans, with the remaining 141,118,523 shares being authorized, unissued, and unreserved shares available for other corporate purposes. There were no shares of preferred stock outstanding as of the record date. While New York Community currently does not have any plans to issue or reserve additional common stock other than in connection with (1) the merger, which, provided the merger agreement is adopted at the special meeting, will involve the issuance of approximately 64,000,000 shares of common stock (including shares reserved for issuance in connection with assumed stock options) and (2) various compensation and benefit plans and warrants, the board of directors considers the proposed increase in the number of authorized shares desirable as it would give the board the necessary flexibility to issue common stock in connection with stock splits and dividends, mergers, acquisitions, financing corporate activities, employee benefits and for other general corporate purposes. Without an increase in the number of authorized shares of common stock, the number of available shares for issuance may be insufficient to consummate one or more of the above transactions. However, the proposed amendment does not need to be approved to approve or to complete the merger.

Increasing the number of shares of common stock that New York Community is authorized to issue would give New York Community additional flexibility with the respect to future stock splits and stock dividends. On eight occasions, New York Community has effected a stock split in the form of a stock dividend. The last such action was a 4-for-3 stock split in the form of a 33 1/3% stock dividend payable on May 21, 2003. In addition, in 2001, New York Community issued approximately 30,000,000 shares of common stock (including shares reserved for issuance in connection with assumed stock options) in connection with its acquisition of Richmond County Financial Corp., Inc. In 2000, New York Community issued approximately 10,120,130 shares of common stock (including shares reserved for issuance pursuant to assumed stock options) in connection with its acquisition of Haven Bancorp, Inc. New York Community also issued 5,865,000 shares of common stock in April 2002 as part of a primary offering of common stock and has reserved 7,720,400 shares of common stock for issuance in connection with warrants issued as part of a November 2002 Bifurcated Option Note Unit SecuritiES (BONUSESSM) Units offering.

Approving an increase in the number of authorized shares at this time would enable New York Community to take advantage of market conditions and favorable opportunities at the time they occur, without the expense and delay incidental to obtaining shareholder approval of an amendment to the Amended and Restated Certificate of Incorporation increasing the number of authorized shares, except as may be required by applicable law for a particular issuance. As a result, the board is proposing an amendment to the Amended and Restated Certificate of Incorporation to increase the number of shares of common stock from 300,000,000 to 600,000,000, which would increase the authorized, unissued, and unreserved shares of common stock available for issuance from 141,118,523 to 441,118,523 shares after giving effect to the merger. Authorized unissued and unreserved shares of common stock may be issued from time to time for any proper purpose without further action of the shareholders, except as may be required by the Amended and Restated Certificate of Incorporation, applicable law, or the listing requirements for the NYSE, on which the common stock is listed.

Each share of common stock authorized for issuance has the same rights and is identical in all respects with each other share of common stock. The newly authorized shares of common stock will not affect the rights, such as voting and liquidation rights, of the shares of common stock currently outstanding. Under the Amended and Restated Certificate of Incorporation, New York Community’s stockholders do not have pre-emptive rights. Therefore, should the board of directors elect to issue additional shares of common stock, existing shareholders would not have any preferential rights to purchase those shares and such issuance could have a dilutive effect on earnings per share, book value per share, and the voting power and shareholdings of current stockholders, depending on the particular circumstances in which the additional shares of common stock are issued. The board of directors does not intend to issue any additional shares of common stock except on terms that it deems to be in the best interests of New York Community and its shareholders. New York Community currently has no current plans to issue newly authorized shares of common stock.

The ability of the board of directors to issue additional shares of common stock without additional shareholder approval may be deemed to have an anti-takeover effect because the board of directors could issue unissued and unreserved shares of common stock in circumstances that may have the effect of deterring takeover bids by making a potential acquisition more expensive, particularly in connection with the operation of New York Community’s Stockholder Protection Rights Agreement. Newly authorized shares of common stock, when issued, would have attached to them one right issued pursuant to the Stockholder Protection Rights Agreement, dated as of January 16,1996 and amended on March 27, 2001 and August 1, 2001, between New York Community and Registrar and Transfer company, as rights agent. Each right entitles the holder to purchase one one-hundredth of a share of New York Community’s participating preferred stock at an exercise price of $120, subject to adjustment, upon the occurrence of certain specified events as described in the Stockholder Protection Rights Agreement. No shares of preferred stock of New York Community are issued or outstanding. Authorized unissued and unreserved shares of preferred stock may be issued from time to time for any proper purpose without further action of the shareholders, except as may be required by the Amended and Restated Certificate of Incorporation, applicable law, or the listing requirements for the NYSE. No change to New York Community’s preferred stock authorization is requested by the amendment.

If the proposed amendment is adopted, it will become effective upon filing of a Certificate of Amendment to New York Community’s Amended and Restated Certificate of Incorporation with the Delaware Secretary of State. However, if New York Community’s stockholders approve the proposed amendment, the board retains discretion under Delaware law not to implement the proposed amendment. If the board were to exercise such discretion, the number of authorized shares would remain at current levels.

EXPERTS

The consolidated financial statements of New York Community and its subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference into this document in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in New York Community’s Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to changes, in 2002, as New York Community adopted the provisions of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangibles.” The report of KPMG LLP also refers to changes in 2001, as New York Community adopted the provisions of Statement of Accounting Standard No. 141, “Business Combinations.”

The consolidated financial statements of Roslyn and its subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference in this document in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in Roslyn’s Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

New York Community expects representatives of KPMG LLP to attend New York Community’s special meeting, and Roslyn expects representatives of KPMG LLP to attend Roslyn’s special meeting. These representatives will have an opportunity to make a statement if they desire to do so, and we expect that they will be available to respond to any appropriate questions you may have.

OTHER MATTERS

As of the date of this document, the New York Community board of directors and the Roslyn board of directors know of no matters that will be presented for consideration at their respective special meetings other than as described in this document. However, if any other matter shall properly come before these special meetings or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. However, no proxy that is voted against the merger agreement will be voted in favor of any adjournment or postponement.

New York Community 2004 Annual Meeting Stockholder Proposals

To be considered for inclusion in New York Community’s proxy statement and form of proxy relating to the Annual Meeting of Stockholders to be held in 2004, the Secretary of New York Community, at the address set forth on the first page of this Proxy Statement, not later than December 12, 2003, must receive a stockholder proposal. If such Annual Meeting is held on a date more than thirty (30) days from May 14, 2004, a stockholder proposal must be received within a reasonable time before New York Community begins to print and mail its proxy solicitation materials for such Annual Meeting. Any such proposal will be subject to 17 C.F.R. § 240.14a-8 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended.

The bylaws of New York Community, a copy of which may be obtained from New York Community, set forth the procedures by which a stockholder may properly bring business before a meeting of stockholders. Pursuant to the bylaws, only business brought by or at the direction of the board of directors may be conducted at a special meeting. The bylaws of New York Community provide an advance notice procedure for a stockholder to properly bring business before an annual meeting. The stockholder must give written advance notice to the Secretary of New York Community not less than ninety (90) days before the date originally fixed for such meeting; provided, however, that in the event that less than one hundred (100) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be received not later than the close of business on the tenth day following the date on which New York Community’s notice to stockholders of the annual meeting date was mailed or such public disclosure was made.

Roslyn 2004 Annual Meeting Stockholder Proposals

Roslyn will hold a 2004 Annual Meeting of Stockholders only if the merger is not consummated before the time of such meeting. In order to be eligible for inclusion in Roslyn’s proxy materials for next year’s Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received by the Corporate Secretary of Roslyn at its main office at One Jericho Plaza, Jericho, New York 11753, no later than December 20, 2003. If next year’s Annual Meeting is held on a date more than 30 calendar days from May 20, 2004, a stockholder proposal must be received by a reasonable time before Roslyn begins to print and mail its proxy solicitation for such Annual Meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.

Roslyn’s bylaws provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the Annual Meeting, a stockholder must deliver notice of such nominations to the Secretary not less than 90 days before the date of the Annual Meeting; provided that if less than 100 days’ notice or prior public disclosure of the date of the Annual Meeting is given to stockholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the date of the Annual Meeting was mailed to stockholders or prior public disclosure of the meeting date was made. A copy of the full text of the bylaw provisions discussed above may be obtained by writing to Roslyn’s Corporate Secretary at One Jericho Plaza, Jericho, New York 11753.

WHERE YOU CAN FIND MORE INFORMATION

New York Community has filed with the SEC a registration statement under the Securities Act that registers the distribution to Roslyn stockholders of the shares of New York Community common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about New York Community and New York Community’s stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet worldwide web site that contains reports, proxy statements and other information about issuers, like New York Community and Roslyn, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by New York Community with the SEC are also available at New York Community’s internet worldwide web site. The address of the site is http://www.mynycb.com. The reports and other information filed by Roslyn with the SEC are also available at Roslyn’s internet worldwide web site. The address of the site is http://www.roslyn.com.

You should also be able to inspect reports, proxy statements and other information about New York Community at the offices of the New York Stock Exchange at 20 Broad Street, 17th Floor, New York, New York 10004 and Roslyn at the offices of the Nasdaq Stock Market, Inc., 33 Whitehall Street, New York, New York 10004.

The SEC allows New York Community and Roslyn to incorporate by reference information into this document. This means that New York Community and Roslyn can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that New York Community and Roslyn previously filed with the SEC. They contain important information about the companies and their financial condition.

New York Community SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2002

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2003 and June 30, 2003

Current Reports on Form 8-K	Filed on January 22, 2003; January 28, 2003; January 31, 2003; March 5, 2003; April 2, 2003; April 14, 2003; April 16, 2003; April 17, 2003; April 22, 2003; April 28, 2003; April 29, 2003; May 5, 2003; May 14, 2003; May 16, 2003; May 28, 2003; June 16, 2003; July 16, 2003; July 24, 2003; July 29, 2003; September 5, 2003; September 9, 2003 (as amended); and September 15, 2003 (other than those portions furnished under Item 12 of Form 8-K)

The description of New York Community common stock set forth in the registration statement on Form 8-A (No. 0-22278) filed pursuant to Section 12 of the Securities Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description	Filed on August 19, 1993

The description of the rights agreement, contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.	Filed on January 23, 1996

Amendment to the registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act	Filed on July 31, 2003

Roslyn SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2002

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2003 and June 30, 2003

Current Reports on Form 8-K	Filed on April 21, 2003; May 7, 2003; June 19, 2003; and July 18, 2003; July 29, 2003; and September 9, 2003 (other than those portions furnished under Item 12 of Form 8-K)

In addition, New York Community and Roslyn also incorporate by reference additional documents that either company may file with the SEC between the date of this document and the date of the New York Community special meeting or Roslyn special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

New York Community has supplied all information contained or incorporated by reference in this document relating to New York Community, as well as all pro forma financial information, and Roslyn has supplied all information relating to Roslyn.

Documents incorporated by reference are available from New York Community and Roslyn without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

New York Community Bancorp, Inc. Ilene A. Angarola First Senior Vice President, Investor Relations 615 Merrick Avenue Westbury, New York 11590 Phone: (516) 683-4420	Roslyn Bancorp, Inc. Mary M. Feder Vice President, Investor Relations One Jericho Plaza Jericho, New York 11753-8905 Phone: (516) 942-6150

New York Community and Roslyn stockholders requesting documents should do so by October 24, 2003 to receive them before the special meetings. You will not be charged for any of these documents that you request. If you request any incorporated documents from New York Community or Roslyn, New York Community or Roslyn will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

Neither New York Community nor Roslyn has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

dated as of June 27, 2003

by and between

NEW YORK COMMUNITY BANCORP, INC.

and

ROSLYN BANCORP, INC.

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Term	Location of Definition
Acquisition Proposal	4.3
Affiliate	7.8(a)
Bank Merger	1.6
BHC Act	3.3(e)(i)
Certificate of Merger	1.4(a)
Closing	1.5
Closing Date	1.5
Compensation Plans	3.3(o)(i)
Contracts	3.3(e)(ii)
DGCL	1.1(b)
Disclosure Letter	3.1
Divisional Board	4.19
Effective Time	1.4(a)
Employees	3.3(o)(i)
Environmental Laws	3.3(p)
ERISA	3.3(o)(i)
ERISA Affiliate	3.3(o)(iii)
ERISA Affiliate Plan	3.3(o)(iii)
ERISA Plan	3.3(o)(ii)
Exception Shares	2.1(a)
Exchange Act	3.3(e)(i)
Exchange Agent	2.3(a)
Exchange Ratio	2.1(a)
FDIC	3.3(h)(iii)
Federal Reserve Board	3.3(e)(i)
Financial Statements	3.3(f)(iii)
Governmental Entity	3.3(e)(i)
HSR	3.3(e)(i)
Indemnified Party	4.12(a)
Internal Revenue Code	Recital D
IRS	3.3(o)(ii)
Joint Proxy Statement/Prospectus	4.5(a)
Liens	3.3(c)(v)
Material Adverse Effect	3.2(b)
Maximum Amount	4.12(b)
Merger	1.1(a)
New Certificate	2.1(c)
New Compensation and Benefits Program	4.11(b)
New Option	4.10(a)
New Shares	2.1(c)
NYCB	Preamble
NYCB Bank	1.6
NYCB Common Stock	Recital A
NYCB Meeting	4.4(a)
NYCB Preferred Stock	Recital A
NYCB Preferred Stock Series A	Recital A
NYCB Rights Agreement	Recital A

A-iv

Term	Location of Definition
NYCB Stock Option Agreement	Recital C
NYCB Stockholder Rights	Recital A
NYSE	2.2
Old Certificate	2.1(c)
Old Share	2.1(c)
PBGC	3.3(o)(iii)
Pension Plan	3.3(o)(ii)
Person	2.3(b)
Plan	Preamble
Registration Statement	4.5(a)
Regulatory Approvals	3.3(e)(i)
Reports	3.3(f)(i)
Representatives	4.3
Rights	3.3(c)(iv)
Rights Agreements	Recital B
Risk Management Instruments	3.3(u)
Roslyn	Preamble
Roslyn Bank	1.6
Roslyn Common Stock	Recital B
Roslyn Employee	4.11(a)
Roslyn ESOP	4.11(f)
Roslyn Insiders	4.18
Roslyn Meeting	4.4(b)
Roslyn Option	4.10(a)
Roslyn Preferred Stock	Recital B
Roslyn Preferred Stock Series A	Recital B
Roslyn Rights Agreement	Recital B
Roslyn Section 16 Information	4.18
Roslyn Stock Option Agreement	Recital C
Roslyn Stockholder Rights	Recital B
Rule 145 Affiliates	4.13(a)
SEC	3.3(f)(i)
Securities Act	3.3(e)(i)
Securities Laws	3.3(e)(i)
Stock Option Agreements	Recital C
Subsidiary	7.8(a)
Surviving Bank	1.6
Surviving Corporation	1.1(a)
Takeover Laws	3.3(d)(ii)
Tax	3.3(j)
Termination Date	6.2(a)
Transferred Employees	4.11(a)

A-v

AGREEMENT AND PLAN OF MERGER, dated as of June 27, 2003 (this “Plan”), by and between New York Community Bancorp, Inc. (“NYCB”) and Roslyn Bancorp, Inc. (“Roslyn”).

RECITALS

A.     NYCB.    NYCB is a Delaware corporation with its principal executive offices located in Westbury, New York. As of the date hereof, NYCB has (i) 300,000,000 authorized shares of common stock, par value $0.01 per share (“NYCB Common Stock”), of which not more than 138,678,193 shares are outstanding, together with the rights (“NYCB Stockholder Rights”) issued pursuant to the Stockholder Protection Rights Agreement, dated as of January 16, 1996 and amended on March 27, 2001 and August 1, 2001, between NYCB and Registrar and Transfer Company, as Rights Agent (“NYCB Rights Agreement”); and (ii) 5,000,000 authorized shares of preferred stock, par value $0.01 per share (“NYCB Preferred Stock”), of which 100,000 shares have been designated as Series A Junior Participating Preferred Stock, without par value (“NYCB Preferred Stock Series A”), of which no shares are outstanding.

B.     Roslyn.    Roslyn is a Delaware corporation with its principal executive offices located in Jericho, New York. As of the date hereof, Roslyn has (i) 200,000,000 authorized shares of common stock, par value $0.01 per share (“Roslyn Common Stock”), of which not more than 75,827,000 shares are outstanding, together with the rights (“Roslyn Stockholder Rights”) issued pursuant to the Stockholder Protection Rights Agreement, dated as of September 26, 2000, between Roslyn and Registrar and Transfer Company, as Rights Agent (“Roslyn Rights Agreement” and, together with the NYCB Rights Agreement, the “Rights Agreements”); and (ii) 10,000,000 authorized shares of preferred stock, par value $0.01 per share (“Roslyn Preferred Stock”), of which 3,000,000 shares have been designated as Series A Junior Participating Preferred Stock, without par value (“Roslyn Preferred Stock Series A”), of which no shares are outstanding.

C.     The Stock Option Agreements.    As an inducement and condition to NYCB’s entering into this Plan, Roslyn is granting to NYCB an option pursuant to a stock option agreement substantially in the form of Annex A to this Plan (the “Roslyn Stock Option Agreement”). As an inducement and condition to Roslyn’s entering into this Plan, NYCB is granting to Roslyn an option pursuant to a stock option agreement substantially in the form of Annex A to this Plan (the “NYCB Stock Option Agreement” and, together with the Roslyn Stock Option Agreement, the “Stock Option Agreements”).

D.     Intention of the Parties.    Each of the parties to this Plan intends that the Merger (as hereinafter defined) shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and that this Plan shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.

E.     Approvals.    The Board of Directors of each of NYCB and Roslyn has (i) determined that this Plan and the transactions contemplated hereby are advisable and in the best interests of NYCB and Roslyn, respectively, and in the best interests of their respective stockholders, (ii) determined that this Plan and the transactions contemplated hereby are consistent with, and in furtherance of, its respective business strategies and (iii) authorized and approved this Plan and its respective Stock Option Agreement.

F.     Employment and Noncompetition Agreements.    Simultaneously with the execution and delivery of this Plan, NYCB and Roslyn are entering into employment agreements and noncompetition agreements with certain executive officers of Roslyn.

NOW, THEREFORE, in consideration of their mutual promises and obligations, the parties hereto approve, adopt and make this Plan and prescribe the terms and conditions hereof and the manner and mode of carrying it into effect, which are as follows:

ARTICLE I

The Merger

1.1     The Merger.    (a)  Subject to the terms and conditions of this Plan, at the Effective Time (as hereinafter defined), Roslyn shall merge with and into NYCB (the “Merger”), and the separate corporate existence of Roslyn shall thereupon cease. NYCB shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware. Upon their mutual agreement and without additional approval of their respective Boards of Directors, Roslyn and NYCB may at any time prior to the Effective Time change the method of effecting the combination of Roslyn and NYCB (including the provisions of this Article I) if and to the extent they both deem such change to be necessary, appropriate or desirable, including, without limitation, a merger of either party with a wholly owned subsidiary of the other; provided, however, that no such change shall (i) alter or change the Exchange Ratio (as hereinafter defined), (ii) adversely affect the tax treatment of NYCB’s stockholders or Roslyn’s stockholders pursuant to this Plan, (iii) adversely affect the tax treatment of Roslyn or NYCB pursuant to this Plan or (iv) materially impede or delay consummation of the transactions contemplated by this Plan. The parties agree to reflect any such change in an appropriate amendment to this Plan executed by both parties.

(b)  The Merger shall have the effects specified in this Plan and the Delaware General Corporation Law (the “DGCL”).

(c)  At the Effective Time, the Certificate of Incorporation of NYCB, as then in effect, shall be the certificate of incorporation of the Surviving Corporation and the Bylaws of NYCB, as then in effect, shall be the Bylaws of the Surviving Corporation.

(d)  The name of the Surviving Corporation shall be New York Community Bancorp, Inc.

1.2     Directors of the Surviving Corporation.    Immediately after the Effective Time, the directors of the Surviving Corporation shall consist of the directors of NYCB in office immediately prior to the Effective Time together with five additional directors of Roslyn designated by Roslyn that are acceptable to NYCB, until their respective successors are duly elected and qualified.

1.3     Officers of the Surviving Corporation.    Immediately after the Effective Time, Joseph L. Mancino and Michael F. Manzulli shall become Co-Chairmen of the Board of Directors of NYCB.

1.4     Effective Time.    (a)  Subject to the terms and conditions of this Plan, on or before the Closing Date, NYCB will cause a certificate of merger to be filed with the Office of the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL (the “Certificate of Merger”). The Merger shall become effective at such time as the Certificate of Merger has been filed, or at such other time as may be specified therein. The date and time at which the Merger becomes effective is herein referred to as the “Effective Time”.

(b)  NYCB and Roslyn will each cause the Effective Time to occur on the fifth business day following the satisfaction or waiver of the last of the conditions specified in Sections 5.1(a), (b), (c), (e) and (f) of this Plan. Notwithstanding anything to the contrary in this Section 1.4(b), NYCB and Roslyn may cause the Effective Time to occur on such earlier or later day following the satisfaction or waiver of such conditions as they may agree, consistent with the provisions of the DGCL.

1.5     Closing.    The closing of the Merger (the “Closing”) shall take place at such time and place as NYCB and Roslyn shall agree, on the date when the Effective Time is to occur (the “Closing Date”).

1.6     Bank Merger.    NYCB and Roslyn shall take all action necessary and appropriate to cause, including causing the entering into of a merger agreement, their respective subsidiaries New York Community Bank (the “NYCB Bank”) and Roslyn Savings Bank (the “Roslyn Bank”) to merge (the “Bank Merger”) immediately after the consummation of the Merger, with the NYCB Bank being the surviving bank (“Surviving Bank”) thereof pursuant to the provisions of applicable law. At the effective time of the Bank Merger, the Certificate of Organization and Bylaws of the Surviving Bank shall be the Certificate of Organization and Bylaws of the NYCB Bank in effect immediately prior to the effective time of the Bank Merger.

ARTICLE II

Conversion or Cancellation of Shares

2.1     Conversion or Cancellation of Shares.    At the Effective Time, by virtue of the Merger and without any action on the part of any stockholder:

(a)   Roslyn Common Stock.    Each share of Roslyn Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares (as hereinafter defined), shall be converted into and constitute 0.75 of a share of NYCB Common Stock (subject to Section 2.4, the “Exchange Ratio”). “Exception Shares” means shares of Roslyn Common Stock owned or held, other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith, by Roslyn or by NYCB.

(b)   NYCB Common Stock.    Each share of NYCB Common Stock outstanding immediately prior to the Effective Time shall remain outstanding as one share of common stock of the Surviving Corporation.

(c)   Cancellation of Old Shares.    Each Exception Share shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of Roslyn Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares, is hereinafter defined as an “Old Share”. Old Shares shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate (an “Old Certificate”) formerly representing Old Shares shall thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, upon exchange of such Old Certificate in accordance with Section 2.3, a certificate (a “New Certificate”) representing the shares of NYCB Common Stock (“New Shares”) and any payment to which such holder is entitled pursuant to this Article II.

2.2     Fractional Shares.    Notwithstanding any other provision of this Article II, no fractional shares of NYCB Common Stock will be issued pursuant to the Merger. Instead, NYCB will pay or cause to be paid to the holder of any Old Shares that would, pursuant to paragraph 2.1(a), otherwise be entitled to receive fractional shares of NYCB Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the average of the high and low per share sales prices of NYCB Common Stock on the trading day immediately preceding the Closing Date as reported by the New York Stock Exchange, Inc. (the “NYSE”) Composite Transactions Reporting System (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source).

2.3     Exchange of Old Certificates for New Certificates.

(a)   Appointment of Exchange Agent.    Until the first anniversary of the Effective Time, NYCB shall make available or cause to be made available to an exchange agent agreed upon by NYCB and Roslyn (the “Exchange Agent”) New Certificates and cash in amounts sufficient to allow the Exchange Agent to make all deliveries of New Certificates and payments that may be required in exchange for Old Certificates pursuant to this Article II. Upon such anniversary, any such New Certificates and cash remaining in the possession of the Exchange Agent (together with any dividends or earnings in respect thereof) shall be delivered to NYCB. Any holder of Old Certificates who has not theretofore exchanged his or her Old Certificates for New Certificates and cash pursuant to this Article II shall thereafter be entitled to look exclusively to NYCB, and only as a general creditor thereof, for the shares of NYCB Common Stock and/or cash to which he or she may be entitled upon exchange of such Old Certificates pursuant to this Article II. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto, shall be liable to any holder of Old Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(b)   Exchange Procedures.    Promptly after the Effective Time, NYCB shall cause the Exchange Agent to mail or deliver to each individual, bank, corporation, partnership, trust, association or other entity or organization (any of the foregoing, a “Person”) who was, immediately prior to the Effective Time, a holder of record of Roslyn Common Stock a form of letter of transmittal in form reasonably satisfactory to NYCB and Roslyn containing instructions for use in effecting the surrender of Old Certificates in exchange for New Certificates and any payments in lieu of fractional shares pursuant to this Article II. Upon surrender to the Exchange Agent of an Old Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Old Certificate shall be entitled to receive in exchange therefor a New Certificate representing the New Shares and, if applicable, a check in the amount to which such holder is entitled pursuant to this Article II, and the Old Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Old Certificates. If any New Certificate is to be issued, or cash payment made, in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of such New Certificate or the making of such cash payment in a name other than that of the registered holder of the Old Certificate surrendered, or shall establish to the satisfaction of the Surviving Corporation and the Exchange Agent that any such taxes have been paid or are not applicable. An Affiliate (as hereinafter defined) of Roslyn or NYCB shall not be entitled to receive any New Certificate or payment pursuant to this Article II until such Affiliate shall have duly executed and delivered an appropriate agreement as described in Section 4.13.

(c)   Distributions with Respect to Unexchanged Shares.    Notwithstanding any other provision of this Plan, no dividends or other distributions in respect of New Shares with a record date after the Effective Time shall be paid to any Person holding an Old Certificate until such Old Certificate has been surrendered for exchange as provided herein. Subject to the effect of applicable laws and the immediately preceding sentence, following surrender of any such Old Certificates, there shall be paid to the holder of the New Certificates issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Time theretofore payable with respect to the New Shares represented thereby, as well as any dividends with respect to Roslyn Common Stock declared prior to the Effective time but unpaid.

(d)   Transfers.    At or after the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of Old Shares.

(e)   Lost, Stolen or Destroyed Certificates.    If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, the Surviving Corporation or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Old Certificate, issue or cause to be issued a New Certificate and pay or cause to be paid the amounts, if any, deliverable in respect to the Old Shares formerly represented by such Old Certificate pursuant to this Article II.

2.4     Adjustment of Exchange Ratio.    In the event that, subsequent to the date of this Plan but prior to the Effective Time, the shares of NYCB Common Stock issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of NYCB, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

ARTICLE III

Representations and Warranties

3.1     Disclosure Letters.    Prior to the execution and delivery hereof, Roslyn has delivered to NYCB, and NYCB has delivered to Roslyn, a letter (as the case may be, its “Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Section 3.3 or to one or more of its covenants contained in Article IV; provided, that (a) no such item is required to be set forth in the Disclosure Letter as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (b) the mere inclusion of an item in a Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as hereinafter defined) with respect to either Roslyn or NYCB, respectively.

3.2     Standards.    (a)  No representation or warranty of any party hereto contained in Section 3.3 (other than the representations and warranties in Sections 3.3(c), 3.3(d)(i) and (ii), 3.3(g)(ii), 3.3(s) and 3.3(v) which shall be true and correct in all material respects) shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any representation or warranty contained in Section 3.3, has had or is reasonably likely to have a Material Adverse Effect on such party.

(b)  The term “Material Adverse Effect” means an effect which (A) is materially adverse to the business, properties, financial condition or results of operations of NYCB or Roslyn, as the context may dictate, and its subsidiaries, taken as a whole, or (B) materially impairs the ability of NYCB or Roslyn to consummate the Merger; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect to the extent attributable to or resulting from (i) any changes in laws, regulations or interpretations of laws or regulations generally affecting the banking or bank holding company businesses, but not uniquely relating to NYCB or Roslyn, (ii) any change in generally accepted accounting principles or regulatory accounting requirements, generally affecting the banking or bank holding company businesses, but not uniquely relating to NYCB or Roslyn, (iii) events, conditions or trends in economic, business or financial conditions generally or affecting the banking or bank holding company businesses specifically, except to the extent any such events, conditions or trends in economic, business or financial conditions have a disproportionately adverse effect upon NYCB or Roslyn, as the context may dictate, (iv) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States and (v) the effects of the actions contemplated by Section 4.8.

3.3     Representations and Warranties of NYCB and Roslyn.    Subject to and giving effect to Sections 3.1 and 3.2 and except as set forth in the relevant Disclosure Letter, NYCB hereby represents and warrants to Roslyn, and Roslyn hereby represents and warrants to NYCB, that:

(a)   Corporate Organization and Qualification.    It is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. It is duly qualified to do business as a foreign corporation in each jurisdiction where the properties owned, leased or operated or the business conducted by it require such qualification. It has the requisite corporate power and authority to own or lease its properties and assets and to carry on its businesses as they are now being conducted. It has made available to the other party hereto a complete and correct copy of its certificate of incorporation and bylaws, each as amended to the date hereof and as in full force and effect as of the date hereof.

(b)   Subsidiaries.    Each of its subsidiaries is duly organized, and (to the extent applicable) validly existing, and in good standing under the laws of the jurisdiction of incorporation or organization of such subsidiary, and is duly qualified to do business in each jurisdiction where the property owned, leased or operated, or the business conducted, by such subsidiary requires such qualification. Each of its subsidiaries has the requisite corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. A true and complete list of its direct and indirect subsidiaries as of the date hereof is set forth in Section 3.3(b) of its Disclosure Letter.

(c)   Capital Stock.

(i)  The information in Recital A, in the case of NYCB, and in Recital B, in the case of Roslyn, is true and correct.

(ii)  As of the date hereof, no shares of its common stock or preferred stock were held in treasury by it or otherwise owned by it or its subsidiaries for its own account.

(iii)  All the outstanding shares of its common stock, and its preferred stock, if any, have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights.

(iv)  As of the date hereof, except as set forth in this Plan, its Stock Option Agreement and its Rights Agreement (1) there are no shares of its common stock or its preferred stock authorized and reserved for issuance, (2) it does not have any Rights issued or outstanding with respect to any of its capital stock and (3) it does not have any commitment to authorize, issue or sell any shares of its capital stock or Rights. As used herein, “Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.

(v)  All the outstanding shares of capital stock of each of its subsidiaries owned by it or a subsidiary of it have been duly authorized and validly issued and are fully paid and (except, with respect to bank subsidiaries, as provided under applicable state law) nonassessable, and are owned by it or a subsidiary of it free and clear of all liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind or Rights (“Liens”).

(vi)  In the case of NYCB only, the shares of NYCB Common Stock to be issued in the Merger, when so issued in accordance with this Plan, will have been duly authorized and validly issued and will be fully paid and nonassessable and not subject to any preemptive rights.

(d)   Corporate Authority and Action.

(i)  It has the requisite corporate power and authority and has taken all corporate action necessary, including obtaining the unanimous approval of its board of directors, in order to authorize the execution and delivery of, and performance of its obligations under, this Plan and to consummate the Merger, subject only to receipt of the requisite approval of (A) in the case of Roslyn, the holders of at least a majority of the outstanding shares of Roslyn Common Stock and (B) in the case of NYCB, the holders of at least a majority of the outstanding shares of NYCB Common Stock. This Plan is a valid and legally binding agreement of it enforceable in accordance with the terms hereof. Its stockholders have no dissenters’ or similar rights in connection with the Merger.

(ii)  It has taken all action required to be taken by it in order to exempt this Plan, the Stock Option Agreement under which it is the issuer and the transactions contemplated hereby and thereby from, and this Plan, such Stock Option Agreement and the transactions contemplated hereby and thereby are exempt from, the requirements of (A) any “moratorium”, “control share”, “fair price”, “supermajority”, “affiliate transactions”, “business combination” or other state antitakeover laws and regulations (collectively, “Takeover Laws”), including Section 203 of the DGCL, (B) in the case of Roslyn, the provisions of Section A of Article Eighth of its certificate of incorporation (but subject to the provisions of Section C of Article Fourth of its certificate of incorporation) (C) in the case of NYCB, the provisions of Section A of Article Eighth of its certificate of incorporation (but subject to the provisions of Section C of Article Fourth of its certificate of incorporation).

(iii)  In the case of NYCB, it has taken all action, if any, necessary or appropriate so that the entering into of this Plan and the NYCB Stock Option Agreement, and the consummation of the transactions contemplated hereby and thereby (individually or in conjunction with any other event) do not and will not result in the ability of any Person to exercise any NYCB Stockholder Rights under the NYCB Rights Agreement or enable or require the NYCB Stockholder Rights to separate from the shares of NYCB Common Stock to which they are attached or to be triggered or become exercisable or unredeemable. No “Separation Time” or “Stock Acquisition Date” (as such terms are defined in the NYCB Rights Agreement) has occurred. NYCB has duly adopted an amendment to the NYCB Rights Agreement substantially in the form of Annex B.

(iv)  In the case of Roslyn, it has taken all action, if any, necessary or appropriate so that the entering into of this Plan and the Roslyn Stock Option Agreement, and the consummation of the transactions contemplated hereby and thereby (individually or in conjunction with any other event) do not and will not result in the ability of any Person to exercise any Roslyn Stockholder Rights under the Roslyn Rights Agreement or enable or require the Roslyn Stockholder Rights to separate from the shares of Roslyn Common Stock to which they are attached or to be triggered or become exercisable or unredeemable. No “Separation Time” or “Stock Acquisition Date” (as such terms are defined in the Roslyn Rights Agreement) has occurred. Roslyn has duly adopted an amendment to the Roslyn Rights Agreement substantially in the form of Annex C.

(v)  As of the date hereof, its Board has approved the Merger and this Plan and has determined to recommend them to its stockholders and has directed that the Plan be submitted to its stockholders.

(e)   Governmental Filings; No Violations.

(i)  Other than the applications, notices, reports and other filings required to be made by it in connection with the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and the approvals of other federal, state and local, domestic and foreign authorities regulating financial institutions; other than as required under the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Securities Exchange Act of 1934, as amended (including the rules and regulations thereunder, the “Exchange Act”), the Securities Act of 1933, as amended (including the rules and regulations thereunder, the “Securities Act”), and state securities and “Blue Sky” laws (together with the Exchange Act and the Securities Act, the “Securities Laws”), the rules of the National Association of Securities Dealers, Inc., the NYSE and other applicable securities exchanges and self-regulatory organizations and the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”), and other than as set forth in Section 3.3(e) of its Disclosure Letter (the “Regulatory Approvals”), no applications, notices, reports or other filings are required to be made by it with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it from, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign (“Governmental Entity”), in connection with the execution, delivery or performance of this Plan or the NYCB Stock Option Agreement or the Roslyn Stock Option Agreement, as the case may be, by it and the consummation by it of the transactions contemplated hereby and thereby.

(ii)  The execution, delivery and performance of this Plan does not and will not, and the consummation by it of any of the transactions contemplated hereby will not (individually or in conjunction with any other event), constitute or result in (A) a breach or violation of, or a default under, its certificate of incorporation or bylaws, or the comparable governing instruments of any of its subsidiaries, or (B) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) pursuant to, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation (written or oral) (“Contracts”) of it or any of its subsidiaries or (C) a violation of any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of its subsidiaries is subject, or any change in the rights or obligations of any party under any of the Contracts.

(f)   Reports and Financial Statements.

(i)  It has made available to the other party each registration statement, offering circular, report, definitive proxy statement or information statement filed, used or circulated by it under the Securities Act, the Exchange Act and state securities and “Blue Sky” laws with respect to periods since January 1, 2002 through the date of this Plan and will promptly deliver each such registration statement, offering circular, report, definitive proxy statement or information statement filed, used or circulated after the date hereof (collectively, whether filed before or after the date hereof, its “Reports”), each in the form (including exhibits and any amendments thereto) filed with the Securities and Exchange Commission (the “SEC”) (or if not so filed, in the form used or circulated).

(ii)  As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Plan), each of the Reports, including the financial statements, exhibits and schedules thereto, filed, used or circulated prior to the date hereof complied (and each of the Reports filed after the date of this Plan, will comply) in all material respects with applicable Securities Laws and did not (or in the case of Reports filed after the date of this Plan, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iii)  Each of its consolidated statements of condition or balance sheets included in or incorporated by reference into its Reports, including the related notes and schedules, fairly presented (or, in the case of Reports prepared after the date of this Plan, will fairly present) the consolidated financial position of it and its subsidiaries as of the date of such statement of condition or balance sheet and each of the consolidated statements of income, cash flows and changes in stockholders’ equity included in or incorporated by reference into its Reports, including any related notes and schedules, fairly presented (or, in the case of Reports prepared after the date of this Plan, will fairly present) the consolidated results of operations, retained earnings and cash flows, as the case may be, of it and its subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Collectively, its foregoing consolidated statements of condition or balance sheets, statements of income, cash flows and stockholders’ equity are referred to as its “Financial Statements”.

(g)   Absence of Certain Events and Changes.    Since December 31, 2002, except as disclosed in its Reports filed on or prior to the date hereof, (i) in the case of Roslyn only, it and its subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses, and (ii) there has not been any change or development or combination of changes or developments which, individually or in the aggregate, has resulted in, or is reasonably likely to result in, a Material Adverse Effect on it.

(h)   Compliance with Laws and Other Matters.    It and each of its subsidiaries:

(i)  is in compliance, in the conduct of its business, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including the Sarbanes-Oxley Act of 2002, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, all other applicable fair lending laws or other laws relating to discrimination and the Bank Secrecy Act, and, as of the date hereof, each of its subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better;

(ii)  has all permits, licenses, franchises, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, Governmental Entities that are required in order to permit it or such subsidiary to carry on its business as currently conducted;

(iii)  has, since December 31, 2000, received no notification or communication from any Governmental Entity (including the Federal Reserve Board and any other bank, insurance or securities regulatory authority) (A) asserting that it or any of its subsidiaries is not in compliance with any statutes, regulations or ordinances, (B) threatening to revoke any permit, license, franchise, certificate of authority or other governmental authorization, or (C) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, Federal Deposit Insurance Corporation (“FDIC”) deposit insurance; and

(iv)  is not a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter or similar submission to, any Governmental Entity charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits (including, the FDIC) or the supervision or regulation of it or any of its subsidiaries and neither it nor any of its subsidiaries has been advised by any such Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(i)   Litigation.    There are no criminal or administrative investigations or hearings of, before or by any Governmental Entity, or civil, criminal or administrative actions, suits, claims or proceedings of, before or by any Person (including any Governmental Entity) pending or, to its knowledge, threatened, against or affecting it or any of its subsidiaries (including under the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act or any other fair lending law or other law relating to discrimination, or the Bank Secrecy Act).

(j)   Taxes.    All federal, state, local and foreign Tax (as hereinafter defined) returns, including all information returns, required to be filed by or on behalf of it or any of its subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension has been granted and has not expired, and all such filed returns are complete and accurate in all material respects. It has made available to the other party true and correct copies of the United States federal income Tax returns filed by it or its subsidiaries for each of the three most recent fiscal years ended on or before December 31, 2002. Except as disclosed in its Reports, all Taxes attributable to it or any of its subsidiaries that are or were due or payable (without regard to whether such Taxes have been assessed) have been paid in full or have been adequately provided for on its consolidated balance sheet and consolidated statement of earnings or income (in accordance with generally accepted accounting principles). As of the date of this Plan and except as disclosed in its Reports, there is no outstanding audit examination, deficiency, refund or other tax litigation or outstanding waivers or agreements extending the applicable statute of limitations for the assessment or collection of any Taxes for any period with respect to any Taxes of it or its subsidiaries. All Taxes due with respect to completed and settled examinations or concluded litigation relating to it or any of its subsidiaries have been paid in full or have been recorded on its or such subsidiary’s balance sheet and consolidated statement of earnings or income (in accordance with generally accepted accounting principles). Neither it nor any of its subsidiaries is a party to a Tax sharing, indemnification or similar agreement or any agreement pursuant to which it or any of its subsidiaries has any obligation to any party (other than it or one of its subsidiaries) with respect to Taxes. The proper and accurate amounts have been withheld from all employees, creditors, or third parties (and timely paid to the appropriate Governmental Entity or set aside in an account for such purposes) for all periods through the Closing Date in compliance with all Tax withholding provisions of applicable federal, state, local and foreign laws (including income, social security and employment tax withholding for all types of compensation). Neither it nor any of its subsidiaries has been a party to any distribution occurring during the last three (3) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Internal Revenue Code applied. Neither it nor any of its subsidiaries is a party to any “listed transaction” as defined in Treasury Regulation

Section 1.6011-4(b)(2). No Liens for Taxes exist with respect to it or its subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for (in accordance with generally accepted accounting principles). The term “Tax” includes any tax or similar governmental charge, impost or levy (including income taxes, franchise taxes, transfer taxes or fees, stamp taxes, sales taxes, use taxes, excise taxes, ad valorem taxes, withholding taxes, employee withholding taxes, worker’s compensation, payroll taxes, unemployment insurance, social security, minimum taxes or windfall profits taxes), together with any related liabilities, penalties, fines, additions to tax or interest, imposed by any federal, state or local, domestic or foreign government or subdivision or agency thereof.

(k)   Internal Controls.    None of its or its subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its subsidiaries or accountants except as would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the next sentence. It and its subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(l)   Insurance.    It and its subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices.

(m)   Books and Records.    Its and its subsidiaries’ books and records have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present their financial position.

(n)   Labor Matters.    Neither it nor any of its subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its subsidiaries the subject of any proceeding asserting that it or any such subsidiary has committed an unfair labor practice or seeking to compel it or such subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike involving it or any of its subsidiaries pending or, to its knowledge, threatened, nor is it aware of any activity involving its or any of its subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(o)   Employee Benefits.    (i)  Paragraph 3.3(o)(i) of its Disclosure Letter sets forth (in case of NYCB only, as of the date of this Plan) a list of each “employee benefit plan”, as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plan, employment or severance contract and all other employee benefit plans that cover current or former officers or employees (“Employees”) or current or former directors of it and its subsidiaries, including all amendments, supplements or other related documents thereto (all of the foregoing being its “Compensation Plans”). In the case of Roslyn only, it has made available true and complete copies of each Compensation Plan as in effect on the date hereof, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Compensation Plans, and all amendments, supplements or related documents thereto. In the case of NYCB only, it has heretofore made available to the other party true and complete copies of each Compensation Plan as in effect on the date hereof, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Compensation Plans, and all amendments thereto.

(ii)  All of its Compensation Plans are in substantial compliance with all applicable laws, including ERISA and the Internal Revenue Code. Each of its Compensation Plans which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and that is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the Internal Revenue Service (the “IRS”) for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Internal Revenue Code, and it is not aware of any circumstances likely to result in the loss of the qualification of such Compensation Plan under Section 401(a) of the Internal Revenue Code. As of the date hereof, there is no pending or, to its knowledge, threatened litigation relating to its Compensation Plans. Neither it nor any of its subsidiaries has engaged in a transaction with respect to any Compensation Plan subject to ERISA (an “ERISA Plan”) that, assuming the taxable period of such transaction expired as of the date hereof, could subject it or any of its subsidiaries to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in an amount that would be material. Neither it nor any of its subsidiaries has incurred nor reasonably expects to incur a material tax or penalty imposed by Section 4980F of the Internal Revenue Code or Section 502 of ERISA.

(iii)  No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by it or any of its subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity (“ERISA Affiliate Plan”) which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Internal Revenue Code (“ERISA Affiliate”). It and its subsidiaries have neither contributed to nor been obligated to contribute to any “multiemployer plan” within the meaning of Section 3(37) of ERISA, regardless of whether based on contributions of an ERISA Affiliate. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.66, has been required to be filed for any of its Pension Plans or by any of its ERISA Affiliates within the 12-month period ending on the date hereof, or will be required to be filed as a result of the transactions contemplated by this Plan.

(iv)  All contributions required to be made by it and its subsidiaries under the terms of any of its Compensation Plans, as of the date hereof, have been timely made or have been reflected on its Audited Financial Statements or Preliminary Financial Statements. Neither any Pension Plans nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. It is not reasonably anticipated that required minimum contributions to any Pension Plan under Section 412 of the Internal Revenue Code will be materially increased by application of Section 412(l) of the Internal Revenue Code. None of it, its subsidiaries or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan pursuant to Section 401(a)(29) of the Internal Revenue Code.

(v)  Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the most recent actuarial valuation of such Pension Plan), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition of such Pension Plan since the last day of the most recent plan year.

(vi)  Neither it nor its subsidiaries have any obligations for retiree health and life benefits under any ERISA Plan. It or its subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(vii)  There has been no amendment to, announcement by it or any of its subsidiaries relating to, or change in employee participation or coverage under, any Compensation Plan which would increase materially the expense of maintaining such Compensation Plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Plan, stockholder approval of this Plan nor the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) will (A) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits or increase in the amounts payable or result in any other material obligation pursuant to any Compensation Plan, (B) limit or restrict its right or, after the consummation of the transactions contemplated hereby, the right of NYCB to merge, amend or terminate any Compensation Plan, (C) entitle any Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (D) result in any payment under any Compensation Plan which would not be deductible under Section 162(m) or Section 280G of the Internal Revenue Code or (E) cause it or any of its subsidiaries to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award.

(p)   Environmental Matters.    Neither the conduct nor operation of it or its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws (as hereinafter defined) and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither it nor any of its subsidiaries has received any notice from any person or entity that it or its subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property. As used herein, “Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

(q)   Agreements.    (i)  Except for this Plan and the Stock Option Agreements, it and its subsidiaries (in the case of NYCB only, as of the date of this Plan) are not a party to or bound by (a) any material Contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) to be performed after the date hereof that has not been filed with or incorporated by reference in its Reports filed on or prior to the date hereof; (b) any Contract containing covenants that limit the ability of it or any of its subsidiaries to compete in any line of business or with any person, or that involve any restriction of the geographic area in which, or method by which, it or any of its subsidiaries may carry on its business (other than as may be required by law or any regulatory agency); (c) in the case of Roslyn only, any Contract that involves performance of services or delivery of goods or materials to or by it or any of its subsidiaries of an amount or value in excess of $100,000; (d) in the case of Roslyn only, any Contract that was not entered into in the ordinary course of business and that involves expenditures or receipts of it or any of its subsidiaries in excess of $100,000; (e) in the case of Roslyn only, any lease, rental or occupancy agreement, license, installment and conditional sale agreement or other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property having a value or providing for aggregate payments in excess of $100,000; (f) in the case of Roslyn only, any Contract for capital expenditures in excess of $100,000; or (g) in the case of Roslyn only, any joint venture, partnership or similar Contract providing for the sharing of profits, losses, costs or liabilities by it or any of its subsidiaries with any other Person.

(ii)  None of it or any of its subsidiaries is, with or without the giving of notice or lapse of time or both, in default under any material Contract.

(r)   Knowledge as to Conditions.    As of the date of this Plan, it knows of no reason (i) why the Regulatory Approvals should not be obtained in time for the Closing to take place prior to the Termination Date, or (ii) why the opinions of tax counsel referred to in Section 5.2(c), in the case of NYCB, and in Section 5.3(c), in the case of Roslyn, will not be able to be obtained on the Closing Date.

(s)   Fairness Opinions.    As of the date of this Plan, it has received the written opinion or opinions, dated the date of this Plan, of its financial advisor, Citigroup Global Markets, Inc., in the case of NYCB, and of its financial advisors, Goldman Sachs & Co. and Sandler O’Neill & Partners, L.P., in the case of Roslyn, to the effect that the Exchange Ratio is fair, from a financial point of view, to, in the case of NYCB, NYCB and in the case of Roslyn, the holders of Roslyn Common Stock.

(t)   Brokers and Finders.    None of it, its subsidiaries or any of their officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated herein, except that NYCB has retained Citigroup Global Markets, Inc. as its financial adviser and Roslyn has retained Goldman Sachs & Co. and Sandler O’Neill & Partners, L.P. as its financial advisers, in each case pursuant to engagement letters, true and correct copies of which have been set forth in its respective Disclosure Letter.

(u)   Risk Management Instruments.    All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements (collectively, the “Risk Management Instruments”), whether entered into for its own account, or for the account of one or more of its subsidiaries or its customers, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of the Risk Management Instruments constitutes the valid and legally binding obligation of, in the case of representations and warranties made by NYCB, NYCB or one of its subsidiaries or, in the case of representations and warranties made by Roslyn, Roslyn or one of its subsidiaries, enforceable in accordance with the terms of such Risk Management Instrument (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. It and each of its subsidiaries have duly performed in all material respects all of their material obligations under Risk Management Instruments to the extent such obligations to perform have accrued; and, to its knowledge, there are no material breaches, violations or defaults, or allegations or assertions of any breaches, violations or defaults, by any party thereunder.

(v)   Employment and Noncompetition Agreements.    It has entered into certain employment agreements and noncompetition agreements as set forth in Roslyn’s Disclosure Letter, each of which has been duly authorized, executed and delivered by it and none of which shall be modified, amended or supplemented without the prior written consent of the other party.

ARTICLE IV

Covenants

4.1     Conduct of Business Pending the Effective Time.    Each of NYCB and Roslyn agrees, as to itself and its subsidiaries, that, except insofar as the other party shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed) or except as otherwise expressly contemplated by this Plan or the Stock Option Agreements or as set forth in paragraph 4.1 of its Disclosure Letter:

(a)  In the case of Roslyn only, the business of it and its subsidiaries will be conducted only in the ordinary and usual course and, to the extent consistent therewith, it and its subsidiaries will use all reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates.

(b)  In the case of NYCB only, it and its subsidiaries will use all reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates.

(c)  Except as required by law, it and its Subsidiaries will not knowingly take any action that would (i) adversely affect the ability of any of them to obtain (A) any Regulatory Approval or (B) the opinions of tax counsel referred to, in the case of NYCB, in Section 5.2(c) and, in the case of Roslyn, in Section 5.3(c), or (ii) adversely affect its ability to perform its obligations under this Plan or the Stock Option Agreements or (iii) reasonably be expected to have a Material Adverse Effect; provided, however, that nothing contained herein shall limit the ability of Roslyn to exercise the NYCB Stock Option Agreement and NYCB to exercise the Roslyn Stock Option Agreement, as the case may be.

(d)  It will not (i) in the case of Roslyn only, sell or pledge, agree to sell or pledge, or permit any Lien to exist on, any stock owned by it or any of its material subsidiaries as of the date hereof; (ii) amend or restate its certificate of incorporation or bylaws except, in the case of NYCB and its subsidiaries only, to authorize additional common or preferred shares, to designate the terms of any preferred shares or to provide for multiple chairmen of the Board; (iii) split, combine or reclassify any outstanding capital stock; (iv) except as permitted by Section 4.2, split, declare, set aside or pay any dividend or distribution payable in cash, stock or other property with respect to any of its capital stock; or (v) in the case of Roslyn only, repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than in connection with the exercise of any Rights it has granted and has outstanding as of the date hereof or issued hereafter as permitted by this Plan in accordance with the terms thereof.

(e)  In the case of Roslyn only, neither it nor any of its subsidiaries will (i) issue, sell, pledge, dispose of or encumber, or authorize or propose the issuance, sale, pledge, disposition or encumbrance of, any shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class, except pursuant to this Plan, the Roslyn Stock Option Agreement, or in connection with the exercise of Rights outstanding as of the date hereof or issued thereafter as permitted by this Plan; (ii) other than in the ordinary course of business consistent with past practice, transfer, lease, license, guarantee, sell, mortgage, pledge or dispose of any other material property or assets or encumber any property or assets other than to a direct or indirect wholly owned subsidiary of it; or (iii) authorize capital expenditures other than in the ordinary and usual course of business consistent with past practice.

(f)  Except for internal reorganizations involving existing subsidiaries, or in satisfaction of debts previously contracted in good faith, neither it nor any of its subsidiaries will make any material acquisition of, or investment in, assets or stock of any other Person (provided, in the case of NYCB, that the foregoing shall apply only to the extent such material acquisition or investment has or would reasonably be expected to have a Material Adverse Effect on NYCB).

(g)  In the case of Roslyn only, other than in the ordinary course of business consistent with past practice, neither it nor any of its subsidiaries will incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person or make any loan or advance.

(h)  In the case of Roslyn only, neither it nor any of its subsidiaries will (i) grant any increase in compensation or benefits to its employees, except as required by contractual obligations in effect as of the date hereof and set forth in Roslyn’s Disclosure Letter or appoint any new or existing employee to the position of Vice President or higher; (ii) pay any bonus except as required by contractual obligations in effect as of the date hereof that are set forth in Roslyn’s Disclosure Letter; (iii) grant any severance or termination pay to any director or employee except as consistent with past practice or required under contractual obligations in effect as of the date hereof that are set forth in Roslyn’s Disclosure Letter; (iv) enter into or amend any employment, severance or similar or related agreement with any director or employee; (v) grant any increase in fees or other increases in compensation or other benefits to any of its present or former directors; or (vi) effect any change in retirement benefits for any class of its employees (unless such change is required by applicable law or, in the opinion of counsel, is necessary or advisable to maintain the tax qualification of any plan under which the retirement benefits are provided).

(i)  In the case of Roslyn only, except as may be required to satisfy contractual obligations existing as of the date hereof and set forth in Roslyn’s Disclosure Letter and as required by applicable law, neither it nor any of its subsidiaries will establish, adopt, enter into or make any new, or amend any existing, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, termination, severance or other plan, agreement, trust or fund for the benefit of any directors or employees.

(j)  Neither it nor any of its subsidiaries will implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles or regulatory accounting principles or applicable law.

(k)  In the case of Roslyn only, except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding against it, except for any claim, action or proceeding which involves solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Roslyn or NYCB and each of their respective subsidiaries, taken as a whole, and that does not involve or create precedent for claims, actions or proceedings that are reasonably likely to be material to Roslyn or NYCB and each of their respective subsidiaries taken as a whole.

(l)  Neither it nor any of its subsidiaries will authorize or enter into an agreement to take any of the actions referred to in paragraphs (a) through (k) above.

4.2     Dividends.    Each of NYCB and Roslyn agrees that, from and after the date hereof until the Effective Time, (i) direct and indirect wholly owned subsidiaries of each of NYCB and Roslyn may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay dividends in cash, stock or other property; (ii) Roslyn may pay quarterly dividends on outstanding shares of Roslyn Common Stock at a rate not to exceed $0.155 per share per quarter, on substantially the same record and payment date schedules as have been utilized in the past; and (iii) NYCB may pay quarterly dividends on outstanding shares of NYCB Common Stock at a rate not to exceed $0.30 per share per quarter, on substantially the same record and payment date schedules as have been utilized in the past.

The Board of Directors of Roslyn shall cause its regular quarterly dividend record dates and payment dates for Roslyn Common Stock to be the same as NYCB’s regular quarterly dividend record dates and payment dates for NYCB Common Stock (i.e., Roslyn shall move its next dividend record and payment dates to August 5 and August 15, respectively), and Roslyn shall not thereafter change its regular dividend payment dates and record dates.

4.3     Acquisition Proposals.    Each of NYCB and Roslyn agrees that neither it nor any of its subsidiaries nor any of its respective officers and directors or the officers and directors of any of its subsidiaries shall, and it shall direct and use all reasonable best efforts to cause its employees and agents, including any investment banker, attorney or accountant retained by it or by any of its subsidiaries (collectively, its “Representatives”) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal, or, except to the extent that the Board of Directors of NYCB or Roslyn, as the case may be, determines, in good faith, after consultation with its outside financial and legal advisors, that the failure to do so would breach its fiduciary obligations under applicable law, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to implement or make an Acquisition Proposal including the waiver of or amendment to the NYCB Rights Agreement or the Roslyn Rights Agreement, as the case may be, in respect of an Acquisition Proposal. “Acquisition Proposal” means any proposal or offer with respect to the following involving NYCB or Roslyn or any of their material subsidiaries: (i) any merger, consolidation, share exchange, business combination or other similar transaction, provided that, in the case of NYCB only, any such merger, consolidation, share exchange, business combination or other similar transaction involves the conversion of NYCB’s outstanding shares of common stock into shares, securities or other property of an unaffiliated third party and that immediately after giving effect thereto, NYCB’s stockholders own less than 50% of the voting stock of the resulting entity’s (or its ultimate parent’s, if appropriate) voting shares; (ii) any sale, lease, exchange, pledge, transfer or other disposition of 35% or more of its consolidated assets or liabilities in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 10% or more of the outstanding shares of its capital stock; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Merger provided for in this Plan. Notwithstanding anything in this Plan to the contrary, each of NYCB and Roslyn, as the case may be, shall (i) immediately advise the other party hereto, orally and in writing, of (A) the receipt by it (or any of the other persons referred to above) of any Acquisition Proposal, or any inquiry which could reasonably be expected to lead to an Acquisition

Proposal, (B) the material terms and conditions of such proposal or inquiry (whether written or oral), and (C) the identity of the person making any such proposal or inquiry and (ii) keep the other party hereto fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto. Each of NYCB and Roslyn shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements in accordance with the terms thereof.

4.4     Stockholder Approval.    (a)  NYCB agrees to take, in accordance with applicable law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of its stockholders (including any adjournment or postponement, the “NYCB Meeting”), as promptly as practicable after the Registration Statement (as herein defined) is declared effective to consider and vote upon the adoption and approval of this Plan and the Merger. The Board of Directors of NYCB shall use its reasonable best efforts to obtain from its stockholders the votes in favor of the adoption of this Agreement required by the DGCL and in favor of the issuance of shares of NYCB Common Stock pursuant hereto required by the rules of the NYSE, in each case required to consummate the transactions contemplated hereby.

(b)  Roslyn agrees to take, in accordance with applicable law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of its stockholders (including any adjournment or postponement, the “Roslyn Meeting”), as promptly as practicable after the Registration Statement is declared effective to consider and vote upon the adoption and approval of this Plan and the Merger and the other matters contemplated hereby. The Board of Directors of Roslyn shall use its reasonable best efforts to obtain from its stockholders the votes in favor of the adoption of this Agreement required by the DGCL, required to consummate the transactions contemplated hereby.

4.5     Filings; Other Actions.    (a)  Each of NYCB and Roslyn agrees to cooperate in the preparation of a registration statement on Form S-4 (the “Registration Statement”) to be filed by NYCB with the SEC in connection with the issuance of NYCB Common Stock in the Merger (including the joint proxy statement and prospectus and other proxy solicitation materials of Roslyn and NYCB constituting a part thereof (the “Joint Proxy Statement/Prospectus”)). NYCB agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing thereof. NYCB also agrees to use all reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Plan, and each of Roslyn and NYCB agrees to furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

(b)  Each of NYCB and Roslyn agrees to cooperate with the other and, subject to the terms and conditions set forth in this Plan, use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain as promptly as practicable all necessary permits, consents, orders, approvals and authorizations of, or any exemption by, all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Plan, including the Regulatory Approvals. Each of NYCB and Roslyn shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all the material information relating to the other party, and any of their respective subsidiaries, which appears in any material filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Plan. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Plan and each party will keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby.

(c)  Each party agrees, upon request, to furnish the other party with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement or Joint Proxy Statement/Prospectus or any other statement, filing, notice or application made by or on behalf of such other party or any of its subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Plan.

4.6     Information Supplied.    Each of Roslyn and NYCB agrees, as to itself and its subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement and each amendment and supplement thereto, if any, become effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto, at the date of mailing to stockholders and at the times of the Roslyn Meeting and the NYCB Meeting, will contain any statement which, in light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Joint Proxy Statement/Prospectus or any amendment or supplement thereto. Each of Roslyn and NYCB further agrees that if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Joint Proxy Statement/Prospectus or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Joint Party Statement/Prospectus or the Registration Statement. Neither the Joint Proxy Statement/Prospectus nor the Registration Statement shall be filed, and, prior to the termination of this Plan, no amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement shall be filed, by NYCB or Roslyn without consultation with the other party and its counsel.

4.7     Access and Investigations.    (a)  Upon reasonable notice, each of NYCB and Roslyn agrees to (and shall cause each of its subsidiaries and affiliates to) afford the other party and its Representatives access, during normal business hours throughout the period until the Closing Date, to its properties, books, contracts and records and, during such period, shall (and shall cause each of its subsidiaries and affiliates to) furnish promptly to the other party all material information concerning its business, properties and personnel as may reasonably be requested. Neither Roslyn nor NYCB nor any of their respective subsidiaries and affiliates shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of such party’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule regulation, order, judgment or decree or any binding agreement entered into prior to the date of this Plan. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which restrictions of the preceding sentence apply.

(b)  Each party agrees, and will cause its respective subsidiaries, affiliates and Representatives not to use any information obtained from the other party (or such other party’s subsidiaries, affiliates or Representatives), pursuant to this Section 4.7 or otherwise, for any purpose unrelated to the consummation of the transactions contemplated by this Plan. Each party will keep, and will cause its subsidiaries, affiliates and Representatives to keep, all information and documents obtained from the other party pursuant to this Section 4.7 or during the investigation leading up to the execution of this Plan confidential unless such information (i) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, or (ii) is or becomes readily ascertainable from publicly available information or trade sources (other than as a result of a breach of this Agreement by such party or its subsidiaries, affiliates or Representatives). In the event that this Plan is terminated or the transactions contemplated by this Plan shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same, or (at such party’s option) confirm in writing to such party that it has completely destroyed all such copies, documents, extracts, information and data.

(c)  Notwithstanding anything contained herein or in any other agreement to the contrary, each party is permitted to disclose the tax treatment and tax structure of the Merger at any time on or after the earliest to occur of (1) the date of public announcement of discussions relating to the Merger, (2) the date of public announcement of the Merger and (3) the date of execution of this Plan (it being understood by the parties that a “public announcement” shall mean a public announcement permitted by this Plan (or otherwise permitted by agreement of the parties) as distinguished from a third party announcement or a leak). This Plan shall not be construed to limit in any way either party’s ability to consult any tax advisor regarding the tax treatment or tax structure of the

Merger. These provisions are meant to be interpreted so as to prevent the Merger from being treated as offered under “conditions of confidentiality” within the meaning of the Internal Revenue Code and the Treasury Regulations thereunder.

4.8     Certain Modifications; Restructuring Charges.    Roslyn and NYCB agree to consult with respect to their loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and Roslyn shall make such modifications or changes to its policies and practices, if any, and at such date prior to the Effective Time, as NYCB shall reasonably request. Roslyn and NYCB shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges in accordance with generally accepted accounting principles, as NYCB shall reasonably request. No party’s representations, warranties and covenants contained in this Plan shall be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes to such policies and practices which may be undertaken on account of this Section 4.8.

4.9     Takeover Laws; No Rights Triggered.    (i)  If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby or by the Stock Option Agreements, each of NYCB and Roslyn and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary (other than any action requiring the approval of its stockholders other than as contemplated by Section 4.4) so that the transactions contemplated by this Plan or by the Stock Option Agreements may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Plan.

(ii)  In the case of NYCB, it shall take all actions necessary or required to ensure that the entering into this Plan and into the NYCB Stock Option Agreement, and the consummation of the transactions contemplated hereby and thereby will not cause Roslyn or any affiliate of Roslyn to become an “Acquiring Person” for purposes of the NYCB Rights Agreement as amended pursuant to Section 3.3(d)(iii), and a “Distribution Date” under the NYCB Rights Agreement as amended pursuant to Section 3.3(d)(iii) will not occur, and the NYCB Rights will not become separable, distributable, unredeemable or exercisable.

(iii)  In the case of Roslyn, it shall take all actions necessary or required to ensure that the entering into this Plan and into the Roslyn Stock Option Agreement, and the consummation of the transactions contemplated hereby and thereby will not cause NYCB or any affiliate of NYCB to become an “Acquiring Person” for purposes of the Roslyn Rights Agreement as amended pursuant to Section 3.3(d)(iii), and a “Distribution Date” under the Roslyn Rights Agreement as amended pursuant to Section 3.3(d)(iii) will not occur, and the Roslyn Rights will not become separable, distributable, unredeemable or exercisable.

4.10     Options.    (a)   Conversion of Options.    At the Effective Time, by virtue of the Merger and without any action on the part of any holder of an option, each option granted by Roslyn to purchase shares of Roslyn Common Stock (any such option to purchase shares of Roslyn Common Stock being referred to as a “Roslyn Option” or the “Roslyn Options”) that is outstanding and unexercised, whether vested or unvested, immediately prior thereto shall be converted into an option (each, a “New Option”) to purchase such number of shares of NYCB Common Stock at an exercise price determined as provided below (and otherwise having the same duration and other terms as the original Roslyn Option):

(i)  the number of shares of NYCB Common Stock to be subject to the New Option shall be equal to the product of (A) the number of shares of Roslyn Common Stock purchasable upon exercise of the original Roslyn Option and (B) the Exchange Ratio, the product being rounded to the nearest whole share; and

(ii)  the exercise price per share of NYCB Common Stock under the New Option shall be equal to (A) the exercise price per share of Roslyn Common Stock under the original Roslyn Option divided by (B) the Exchange Ratio, rounded to the nearest cent.

With respect to any Roslyn Options that are “incentive stock options” (as defined in Section 422(b) of the Internal Revenue Code), the foregoing adjustments shall be effected in a manner consistent with Section 424(a)

of the Internal Revenue Code. Roslyn, or its Board of Directors or an appropriate committee thereof, has taken all action necessary on its part to give effect to the provisions of this Section 4.10.

(b)   Assumption by NYCB.    At or prior to the Effective Time, Roslyn shall make all necessary arrangements with respect to its plans to permit assumption of the unexercised Roslyn Options by NYCB pursuant to this Section 4.10, and as of the Effective Time NYCB shall assume such Roslyn Options and the plans under which they have been issued.

(c)   Reservation and Registration of Shares.    NYCB shall take all corporate action necessary to reserve for future issuance a sufficient additional number of shares of NYCB Common Stock to provide for the satisfaction of its obligations with respect to the New Options. As soon as practicable following the Effective Time, NYCB shall file a registration statement on Form S-8 (or any successor or other appropriate form) and make any state filings or obtain state exemptions with respect to the NYCB Common Stock issuable upon exercise of the New Options.

4.11     Benefit Plans.    (a)  Each person who is employed by Roslyn or Roslyn Bank immediately prior to the Effective Time (a “Roslyn Employee”) shall, at the Effective Time, become an employee of NYCB or NYCB Bank (“Transferred Employees”); provided, however, that no Transferred Employee shall be, or have or exercise the authority of, an officer of NYCB Bank unless and until elected or appointed an officer of NYCB or NYCB Bank in accordance with NYCB or NYCB Bank’s bylaws.

(b)  At or as soon as practicable following the Effective Time, NYCB and NYCB Bank shall establish and implement a program of compensation and benefits designed to cover all similarly situated employees of NYCB, including Transferred Employees, on a uniform basis (“New Compensation and Benefits Program”) and the Transferred Employees shall be entitled to participate in the New Compensation and Benefits Program on a uniform basis with other similarly situated employees of NYCB and NYCB Bank following the Effective Time. The New Compensation and Benefits Program may contain any combination of new plans, continuations of plans maintained by NYCB or NYCB Bank immediately prior to the Effective Time and continuation of plans maintained by Roslyn or Roslyn Bank immediately prior to the Effective Time as NYCB, in its discretion, may determine. To the extent that it is not practicable to implement any constituent part of the New Compensation and Benefits Program at the Effective Time, NYCB and NYCB Bank shall continue in effect any comparable plan maintained immediately prior to the Effective Time for the respective employees of NYCB, Roslyn, NYCB Bank and Roslyn Bank for a transition period provided, however, that eligible Transferred Employees shall participate in the New York Community Bank Employee Stock Ownership Plan no earlier than the beginning of the first plan year following their completion of 12 months of service with NYCB or NYCB Bank. During the transition period, the Transferred Employees shall continue to participate in the plans of Roslyn and Roslyn Bank that are continued for transitional purposes, and all other employees of NYCB or NYCB Bank will participate only in the comparable plans of NYCB and NYCB Bank that are continued for transitional purposes.

(c)  Each constituent part of the New Compensation and Benefits Program shall recognize, in the case of persons employed by NYCB, NYCB Bank, Roslyn or Roslyn Bank immediately prior to the Effective Time who are also employed by NYCB or NYCB Bank, or immediately after the Effective Time, all service with NYCB, NYCB Bank, Roslyn or Roslyn Bank (or their predecessors to the same extent recognized by NYCB, NYCB Bank, Roslyn or Roslyn Bank) as service with NYCB or NYCB Bank and for purposes of eligibility, participation, vesting and benefit accrual (but not for benefit accrual under any defined pension plan) under any employee benefit plan or arrangement maintained by NYCB or NYCB Bank for continuing employees, including under the New Compensation and Benefit Program, except for purposes of any post-retirement, health and life insurance benefits.

(d)  In the case of any constituent part of the New Compensation and Benefits Program which is a life, health or long-term disability insurance plan: (A) such plan shall not apply any preexisting condition limitations for conditions covered under applicable life, health or long-term disability insurance plans as maintained by NYCB, NYCB Bank, Roslyn and Roslyn Bank as of the Effective Time, (B) each such plan which is a health insurance plan shall honor any deductible and out-of-pocket expenses incurred under the applicable health plans maintained by NYCB, NYCB Bank, Roslyn or Roslyn Bank as of the Effective Time and (C) each such plan which is a life or long-term disability insurance plan shall waive any medical certification or otherwise required in order to assure the continuation of coverage at a level not less than that in effect under the applicable life or long-term disability insurance plans maintained by NYCB, NYCB Bank, Roslyn or Roslyn Bank as of the Effective Time (but subject to any overall limit on the maximum amount of coverage under such plans).

(e)  NYCB shall assume the obligations of Roslyn and Roslyn Bank in accordance with the terms of any plans, contracts, arrangements or understandings identified in Roslyn’s Disclosure Letter, as they may be in effect at the Effective Time, and shall pay amounts thereunder when due.

(f)  NYCB and Roslyn acknowledge and agree that the consummation of the transactions contemplated by this Plan will constitute a “Change in Control” for purposes of Section 2.01(f) of the Roslyn Bank Employee Stock Ownership Plan (the “Roslyn ESOP”) and that as soon as administratively practicable following the Effective Time, the Roslyn ESOP committee shall be authorized to take such action as may be necessary to give effect to Section 5.09 of the Roslyn ESOP. NYCB and Roslyn further agree that, following the Effective Time, the Roslyn ESOP shall be terminated and distributions shall be made in accordance with the terms of the Roslyn ESOP and applicable law. NYCB and Roslyn further agree that the allocation under the Benefit Restoration Plan for the plan year in which the consummation of the transaction occurs will be based solely on each participant’s existing balance under the Roslyn ESOP (i.e., that such participant’s existing account balance under the Benefit Restoration Plan will not be taken into account).

4.12     Indemnification and Insurance.    (a)  NYCB agrees to indemnify and hold harmless (including the advancement of expenses as incurred) each present and former director and officer of Roslyn and its subsidiaries (each, an “Indemnified Party”) following the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent such Indemnified Party would have been indemnified as a director, officer or employee of Roslyn or any of its subsidiaries under the DGCL and Roslyn’s certificate of incorporation and bylaws.

(b)  NYCB shall cause the Persons serving as officers and directors of Roslyn immediately prior to the Effective Time to be covered for a period of six years after the Effective Time by the directors’ and officers’ liability insurance policy currently maintained by Roslyn (provided that NYCB may substitute policies providing comparable or better coverage than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall NYCB be required to expend more than 200% of the amount currently expended by Roslyn (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto, and provided further that, if notwithstanding the use of reasonable best efforts to do so NYCB is unable to maintain or obtain the insurance called for by this Section 4.12(b), NYCB shall obtain as much comparable insurance as available for the Maximum Amount; provided, further, that such Persons may be required to make reasonable application and provide reasonable and customary representations and warranties to NYCB’s insurance carrier for the purpose of obtaining such insurance, comparable in nature and scope to the applications, representations and warranties required of persons who are officers and directors of NYCB as of the date hereof.

(c)  Any Indemnified Party wishing to claim indemnification under Section 4.12(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify NYCB thereof; provided that the failure so to notify shall not affect the obligations of NYCB under Section 4.12(a) unless and to the extent that NYCB is prejudiced as a result of such failure.

(d)  The provisions of this Section 4.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

4.13     Affiliate Agreements.    (a)  As soon as practicable after the date hereof, Roslyn shall identify to NYCB all Persons who may be deemed at the date hereof (or at another reasonably proximate date) “affiliates”

of Roslyn, as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (“Rule 145 Affiliates”). Roslyn shall use all reasonable best efforts to obtain a written agreement substantially in the form of Annex D from each Person who is so identified as a possible Rule 145 Affiliate and shall deliver copies of such written agreements to NYCB as soon as practicable.

(b)  As soon as practicable after the date of the Roslyn Meeting, Roslyn shall identify to NYCB all Persons who may be deemed, at the time of the Roslyn Meeting, Rule 145 Affiliates of Roslyn and who were not previously identified in accordance with Section 4.13(a). Roslyn shall use all reasonable best efforts to obtain a written agreement in the form specified in paragraph (a) from each Person who is so identified and shall deliver copies of such written agreements to NYCB as soon as practicable.

4.14     Publicity.    The initial press release relating hereto will be a joint press release and thereafter, except as otherwise required by law or the applicable rules of the NYSE or any other self-regulatory organization, Roslyn and NYCB shall coordinate with each other prior to issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby.

4.15     Reasonable Best Efforts; Additional Agreements.    Subject to the terms and conditions of this Plan, each of NYCB and Roslyn agrees to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Plan, the Merger, including using reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Merger (it being understood that any amendments or supplements to the Registration Statement or a resolicitation of proxies as a result of a transaction by NYCB or its subsidiaries shall not violate this covenant).

4.16     Notification of Certain Matters.    Each of NYCB and Roslyn will give prompt notice to the other (and subsequently keep the other party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute the failure of any condition set forth in Section 5.2(a) or (b) or Section 5.3(a) or (b) to be satisfied, or to give rise to any right to terminate this Plan pursuant to Section 6.3(a) or 6.4(a), in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 5.2(a) or (b) or Section 5.3(a) or (b), as the case may be, to be satisfied or give rise to such termination right.

4.17     Expenses.    Each of the parties shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial or other consultants, investment bankers, accountants and counsel, except that NYCB and Roslyn each shall bear and pay one-half of the following expenses: (i) the costs (excluding the fees and disbursements of counsel and accountants) incurred in connection with the preparation (including copying and printing) of the Joint Proxy Statement/Prospectus and Registration Statement and applications to Governmental Entities for the approval of the Merger and (ii) all listing, filing or registration fees, including fees paid for filing the Registration Statement and the Joint Proxy Statement/Prospectus with the SEC and fees paid for filings with Governmental Entities.

4.18     Section 16(b) Exemption.    NYCB and Roslyn agree that, in order to most effectively compensate and retain Roslyn Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that Roslyn Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Roslyn Common Stock and Roslyn Options into shares of NYCB in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 4.18. Assuming that Roslyn delivers to NYCB the Roslyn Section 16 Information (as defined below) in a timely fashion prior to the Effective Time, the Board of Directors of

NYCB, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Roslyn Insiders (as defined below) of NYCB Common Stock in exchange for shares of Roslyn Common Stock, and of New Options upon conversion of Roslyn Options, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Roslyn Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law. “Roslyn Section 16 Information” shall mean information accurate in all material respects regarding the Roslyn Insiders, the number of shares of Roslyn Common Stock held by each such Roslyn Insider and expected to be exchanged for NYCB Common Stock in the Merger, and the number and description of the options to purchase shares of Roslyn Common Stock held by each such Roslyn Insider and expected to be converted into options to purchase shares of NYCB Common Stock in connection with the Merger; provided that the requirement for a description of any Roslyn options shall be deemed to be satisfied if copies of all plans, and forms of agreements, under which such options have been granted have been made available to NYCB. “Roslyn Insiders” shall mean those officers and directors of Roslyn who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Roslyn Section 16 Information.

4.19     Divisional Board.    Promptly following the effective time of the Bank Merger, NYCB shall cause all of the members of Roslyn’s Board of Directors as of the date of this Plan (who are not members of the Board of Directors of NYCB or NYCB Bank and who are willing to serve) to be elected or appointed as members of NYCB Bank’s divisional board for the Roslyn Bank division of NYCB Bank (“Divisional Board”). The function of the Divisional Board shall be to advise NYCB Bank with respect to deposit and lending activities in Roslyn Bank’s former market area and to maintain and develop customer relationships. The Divisional Board shall exist for three years beginning on the effective date of the Bank Merger. Each member of the Divisional Board who is not a member of the Board of Directors of NYCB or NYCB Bank shall receive a per annum retainer equivalent to the amount of directors’ fees (excluding travel reimbursement) such member received as an existing member of Roslyn’s Board of Directors in 2002.

ARTICLE V

Conditions

5.1     Conditions to Each Party’s Obligation to Effect the Merger.    The respective obligation of each of NYCB and Roslyn to consummate the Merger is subject to the fulfillment or written waiver by NYCB and Roslyn prior to the Effective Time of each of the following conditions:

(a)   Stockholder Approval.    This Plan and the Merger shall have been duly adopted and approved by the requisite votes of the stockholders of NYCB and the stockholders of Roslyn.

(b)   Governmental and Regulatory Consents.    All statutory waiting periods applicable to the consummation of the Merger shall have expired or been terminated, and, other than the filing provided for in Section 1.4, all notices, reports and other filings required to be made prior to the Effective Time by NYCB or Roslyn or any of their respective subsidiaries with, and all regulatory consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by NYCB or Roslyn or any of their respective subsidiaries from, any Governmental Entity in connection with the consummation of the Merger and the other transactions contemplated hereby by NYCB and Roslyn shall have been made or obtained (as the case may be) and become final provided that none of the foregoing shall contain any term or condition which would have, or would be reasonably likely to have, a Material Adverse Effect on (x) NYCB and its subsidiaries taken as a whole or (y) Roslyn and its subsidiaries taken as a whole.

(c)   Third Party Consents.    All consents or approvals of all Persons (other than Governmental Entities) required for consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NYCB or Roslyn.

(d)   No Prohibitions.    No United States or state court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger.

(e)   Registration Statement.    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Entity.

(f)   Blue Sky Approvals.    All permits and other authorizations under the Securities Laws (other than that referred to in Section 5.1(e)) and other authorizations necessary to consummate the Merger and to issue the shares of NYCB Common Stock to be issued in the Merger shall have been received and be in full force and effect.

5.2     Conditions to Obligation of NYCB.    The obligation of NYCB to consummate the Merger is also subject to the fulfillment, or the written waiver by NYCB, prior to the Effective Time of each of the following conditions:

(a)   Representations and Warranties.    The representations and warranties of Roslyn set forth in this Plan shall be, giving effect to Sections 3.1 and 3.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Plan or some other date shall be true and correct as of such date); and NYCB shall have received a certificate, dated the Closing Date, signed on behalf of Roslyn by the Chief Executive Officer and the Chief Financial Officer of Roslyn to such effect.

(b)   Performance of Obligations of Roslyn.    Roslyn shall have performed in all material respects all obligations required to be performed by it under this Plan at or prior to the Effective Time, and NYCB shall have received a certificate, dated the Closing Date, signed on behalf of Roslyn by the Chief Executive Officer and the Chief Financial Officer of Roslyn to such effect.

(c)   Opinion of Tax Counsel.    NYCB shall have received an opinion of Sullivan & Cromwell LLP, special counsel to NYCB, dated the Effective Time, to the effect that on the basis of the facts, representations and assumptions set forth in such opinion, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) each of Roslyn and NYCB will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from each of Roslyn and NYCB.

5.3     Conditions to Obligation of Roslyn.    The obligation of Roslyn to consummate the Merger is also subject to the fulfillment, or the written waiver by Roslyn prior to the Effective Time, of each of the following conditions:

(a)   Representations and Warranties.    The representations and warranties of NYCB set forth in this Plan shall be, giving effect to Sections 3.1 and 3.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Plan or some other date shall be true and correct as of such date) and Roslyn shall have received a certificate, dated the Closing Date, signed on behalf of NYCB by the Chief Executive Officer and the Chief Financial Officer of NYCB to such effect.

(b)   Performance of Obligations of NYCB.    NYCB shall have performed in all material respects all obligations required to be performed by it under this Plan at or prior to the Effective Time; and Roslyn shall have received a certificate, dated the Closing Date, signed on behalf of NYCB by the Chief Executive Officer and the Chief Financial Officer of NYCB to such effect.

(c)   Opinion of Tax Counsel.    Roslyn shall have received an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Roslyn, dated the Effective Time, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) each of Roslyn and NYCB will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code and (iii) no gain or loss will be recognized by stockholders of Roslyn who receive shares of NYCB common stock in exchange for Roslyn common stock, except with respect to cash received in lieu of fractional share interests. In rendering its opinion, Wachtell, Lipton, Rosen & Katz may require and rely upon representations contained in letters from each of Roslyn and NYCB.

ARTICLE VI

Termination

6.1     Termination by Mutual Consent.    This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time (whether or not the stockholders of Roslyn Common Stock or NYCB Common Stock have adopted and approved this Plan), upon the mutual consent of NYCB and Roslyn, by action of their respective Boards of Directors.

6.2     Termination by Either NYCB or Roslyn.    This Plan may be terminated and the Merger may be abandoned by action of the Board of Directors of either NYCB or Roslyn if (a) the Merger shall not have been consummated by the date that is ten (10) months from the date of this Plan (the “Termination Date”); provided, however, that the right to terminate this Plan under this Section 6.2(a) shall not be available to any party whose failure to comply with any provision of this Plan has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date, (b) any required Regulatory Approval shall have been denied by the relevant Governmental Entity (and such denial has become final and unappealable) or such Governmental Entity shall have requested the permanent withdrawal of any application therefor or (c) the stockholders of NYCB fail to approve this Plan and the Merger at the NYCB Meeting or the stockholders of Roslyn fail to approve this Plan and the Merger at the Roslyn Meeting; provided, however, that the right to terminate this Plan under this Section 6.2(c) shall not be available to any party if it has failed to comply with its obligations under Section 4.4.

6.3     Termination by Roslyn.    This Plan may be terminated and the Merger may be abandoned by action of the Board of Directors of Roslyn at any time prior to the Effective Time if NYCB shall have breached any representation, warranty, covenant or agreement contained herein that would result in the failure to satisfy the closing condition set forth in Section 5.3(a) or 5.3(b) and such breach cannot be or has not been cured within 30 days after the giving of a written notice to NYCB of such breach.

6.4     Termination by NYCB.    This Plan may be terminated and the Merger may be abandoned by action of the Board of Directors of NYCB at any time prior to the Effective Time if Roslyn shall have breached any representation, warranty, covenant or agreement contained herein that would result in the failure to satisfy the closing condition set forth in Section 5.2(a) or 5.2(b) and such breach cannot be or has not been cured within 30 days after the giving of a written notice to Roslyn of such breach.

6.5     Effect of Termination and Abandonment.    In the event of termination of this Plan and the abandonment of the Merger pursuant to this Article VI, (a) no party to this Plan shall have any liability or further obligation to any other party hereunder; provided, however, termination will not relieve a breaching party from liability for any willful breach giving rise to such termination and (b) this Plan shall forthwith be void and of no further legal effect, other than the provisions of Sections 4.7(b) and 4.17, this Section 6.5 and Article VII. Notwithstanding the foregoing, in the event of any termination of this Plan, the Stock Option Agreements shall remain in full force and effect in accordance with their respective terms.

ARTICLE VII

Miscellaneous

7.1     Survival.    Except for the agreements and covenants contained in Articles I and II, Section 4.10, Section 4.12 and this Article VII, the representations and warranties, agreements and covenants contained in this Plan shall be deemed only to be conditions of the Merger and shall not survive the Effective Time.

7.2     Modification or Amendment.    Subject to applicable law, at any time prior to the Effective Time, the parties hereto may modify or amend this Plan, by written agreement executed and delivered by duly authorized officers of the respective parties.

7.3     Waiver of Conditions.    The conditions to each party’s obligation to consummate the Merger are for the sole benefit of such party and may be waived by such party as a whole or in part to the extent permitted by applicable law. No waiver shall be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.

7.4     Counterparts.    For the convenience of the parties hereto, this Plan may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

7.5     Governing Law.    This Plan shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York, without regard to the conflict of law principles of the State of New York.

7.6     Notices.    Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

To NYCB:	To Roslyn:
Joseph R. Ficalora, President and Chief Executive Officer	Joseph L. Mancino, President, Chief Executive Officer and Vice Chairman of the Board
New York Community Bancorp, Inc.	Roslyn Bancorp, Inc.

with copies to:	with copies to:
Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498 Attention: Mark J. Menting Facsimile: 212-558-3353	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attention: Adam D. Chinn Facsimile: 212-403-2000

7.7     Entire Agreement, Etc.    This Plan (including the Annexes hereto and the Disclosure Letters) and the Stock Option Agreements constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof and thereof, including but not limited to the Confidentiality Agreement dated May 8, 2003 in its entirety which shall hereby terminate, and this Plan shall not be assignable by operation of law or otherwise (any attempted assignment in contravention of this Section 7.7 being null and void).

7.8     Definition of “subsidiary” and “affiliate”; Covenants with Respect to Subsidiaries and Affiliates.    (a)  When a reference is made in this Plan to a subsidiary of a Person, the term “subsidiary” means those other Persons that are controlled, directly or indirectly, by such Person within the meaning of Section 2(2) of the BHC Act. When a reference is made in this Plan to an affiliate of a Person, the term “affiliate” (or “Affiliate”) means those other Persons that, directly or indirectly, control, are controlled by, or are under common control with, such Person.

(b)  Insofar as any provision of this Plan shall require a subsidiary or an affiliate of a party to take or omit to take any action, such provision shall be deemed a covenant by NYCB or Roslyn, as the case may be, to cause such action or omission to occur.

7.9     Interpretation; Effect.    When a reference is made in this Plan to Sections or Annexes, such reference shall be to a Section of, or Annex to, this Plan unless otherwise indicated. The table of contents and headings contained in this Plan are for reference purposes only and are not part of this Plan. Whenever the words “include,” “includes” or “including” are used in this Plan, they shall be deemed to be followed by the words “without limitation.”

7.10     Severability.    If any provision of this Plan or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

7.11     No Third Party Beneficiaries.    Nothing contained in this Plan, expressed or implied, is intended to confer upon any Person, other than the parties hereto, any benefit, right or remedies except that the provisions of Section 4.12 shall inure to the benefit of the Persons referred to therein.

7.12     Waiver of Jury Trial.    Each party hereto acknowledges and agrees that any controversy which may arise under this Plan is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Plan, or the transactions contemplated by this Plan. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Plan by, among other things, the mutual waivers and certifications in this Section 7.12.

[next page is a signature page]

IN WITNESS WHEREOF, this Plan has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

NEW YORK COMMUNITY BANCORP, INC.

By:	/s/ JOSEPH R. FICALORA
Joseph R. Ficalora President and Chief Executive Officer

ROSLYN BANCORP, INC.

By:	/s/ JOSEPH L. MANCINO
Joseph L. Mancino President, Chief Executive Officer and Vice Chairman of the Board

APPENDIX B

STOCK OPTION AGREEMENT

STOCK OPTION AGREEMENT, dated as of June 27, 2003, between Roslyn Bancorp, Inc., a Delaware corporation (“Grantee”), and New York Community Bancorp, Inc., a Delaware corporation (“Issuer”).

W I T N E S S E T H:

WHEREAS, Grantee and Issuer are entering into an Agreement and Plan of Merger (the “Merger Agreement”);

WHEREAS, as a condition and an inducement to Grantee’s entering into the Merger Agreement, Issuer is granting Grantee the Option (as hereinafter defined) and, as a condition and an inducement to Issuer’s entering into the Merger Agreement, Grantee is granting Issuer a Reciprocal Option (as hereinafter defined) on terms and conditions substantially identical to those of this Agreement; and

WHEREAS, the Board of Directors of Issuer has approved the grant of the Option and the Merger Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

1.    Grant of Option.    Issuer hereby grants to Grantee an unconditional, irrevocable option (the “Option”) to purchase, subject to the terms hereof, up to an aggregate of 27,000,000 fully paid and nonassessable shares of the common stock, par value $0.01 per share, of Issuer (“Common Stock”) at a price per share equal to $27.10 (such price, as adjusted if applicable, the “Option Price”); provided, however, that in no event shall the number of shares for which this Option is exercisable (when exercisable) exceed 19.9% of the issued and outstanding shares of Common Stock without giving effect to any shares subject to or issued pursuant to this Option. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

2.    Exercise of Option.    (a)  The Holder (as hereinafter defined) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (f) of this Section 2) within six (6) months following such Subsequent Triggering Event (or such later period as provided in Section 10). Each of the following shall be an Exercise Termination Event: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Grantee pursuant to Section 6.3 due to a willful breach by Issuer (a “Listed Termination”); or (iii) the passage of nine (9) months (or such longer period as provided in Section 10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term “Holder” shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained herein, (i) the Option may not be exercised at any time when Grantee shall be in material breach of any of its covenants or agreements contained in the Merger Agreement such that Issuer shall be entitled to terminate the Merger Agreement pursuant to Section 6.4 thereof and (ii) this Agreement shall automatically terminate upon the proper termination of the Merger Agreement by Issuer pursuant to Section 6.4 thereof as a result of the material breach by Grantee of its covenants or agreements contained in the Merger Agreement.

(b)  The term “Initial Triggering Event” shall mean any of the following events or transactions occurring on or after the date hereof:

(i)  Issuer or any of its Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”)) (each an “Issuer Subsidiary”), without having received Grantee’s prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term “person” for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a “Grantee Subsidiary”) or the Board of Directors of Issuer (the “Issuer Board”) shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction other than the merger transaction contemplated by the Merger Agreement. For purposes of this Agreement, “Acquisition Transaction” shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any Issuer Subsidiary or group of Issuer Subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X) (other than mergers, consolidations or similar transactions (i) involving solely Issuer and/or one or more wholly-owned Subsidiaries of the Issuer or (ii) after which the common stockholders of the Issuer immediately prior thereto in the aggregate own or continue to own at least 50% of the common stock of the Issuer or the publicly held surviving or successor corporation or a parent thereof immediately following consummation thereof (an “Excepted Transaction”), provided that any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of Issuer or any Issuer Subsidiary or group of Issuer Subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) by any person of securities representing 50% or more of the voting power of Issuer or any Issuer Subsidiary or group of Issuer Subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary;

(ii)  Any person (other than the Grantee or any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of business) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 50% or more of the outstanding shares of Common Stock (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

(iii)  The stockholders of Issuer shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

(iv)  The Issuer Board shall have withdrawn or modified or qualified (or publicly announced its intention to withdraw or modify or qualify) or failed to make in any manner adverse in any respect to Grantee its recommendation that the stockholders of Issuer approve the transactions contemplated by the Merger Agreement after it shall have been publicly announced that any person (other than Grantee or any of its subsidiaries) shall have made, or disclosed an intention to make, or any person (other than Grantee or any of its subsidiaries) shall have otherwise made a bona fide proposal to engage in an Acquisition Transaction, or Issuer or the Issuer Subsidiary shall have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

(v)  Any person other than Grantee or any Grantee Subsidiary shall, without the written consent of the Issuer, have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its stockholders to approve the issuance of shares to be offered in such an exchange offer); or

(vi)  Any person other than Grantee or any Grantee Subsidiary shall, without the written consent of the Issuer, have filed an application or notice with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) or other federal or state bank regulatory or antitrust authority for approval to engage in an Acquisition Transaction.

(c)  The term “Subsequent Triggering Event” shall mean any of the following events or transactions occurring after the date hereof:

(i)  The acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

(ii)  The occurrence of the Initial Triggering Event described in clause (i) of subsection (b) of this Section 2.

(d)  The term “Reciprocal Option” shall mean the option granted pursuant to the option agreement dated the date hereof between the Grantee, as issuer of such option, and Issuer, as grantee of such option.

(e)  Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a “Triggering Event”), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

(f)  In the event the Holder is entitled to and wishes to exercise the Option (or any portion thereof), it shall send to Issuer a written notice (the date of which being herein referred to as the “Notice Date”) specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the “Closing Date”); provided that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify Issuer of such filing, and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

(g)  At the closing referred to in subsection (f) of this Section 2, the Holder shall (i) pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer and (ii) present and surrender this Agreement to Issuer at its principal executive offices, provided that the failure or refusal of the Issuer to designate such a bank account or accept surrender of this Agreement shall not preclude the Holder from exercising the Option.

(h)  At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (g) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder.

(i)  Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

“The transfer of the shares represented by this certificate is subject to certain provisions of an agreement, dated as of June 27, 2003, between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor.”

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the “1933 Act”) in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference in the opinion of Counsel to the Holder; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

(j)  Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (f) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

3.    Authorized Shares.    Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; and (iii) promptly to take all action as may from time to time be required (including (x) complying with all applicable premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended (the “BHCA”), or the Change in Bank Control Act of 1978, as amended, or any state or other federal banking law, prior approval of or notice to the Federal Reserve Board or to any state or other federal regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such state or other federal regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto.

4.    Division of Option.    This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms “Agreement” and “Option” as used herein include any Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

5.    Adjustment upon Certain Changes in Capitalization.    In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, recapitalizations, stock combinations, subdivisions, conversions, exchanges of shares or the like, this Option shall be automatically adjusted so that

Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable and the exercise price shall be, if necessary, appropriately adjusted. Notwithstanding the foregoing, if the provisions of Section 10 are applicable, the adjustments provided for in the preceding sentence shall not be made and the adjustments set forth in Section 10 shall be made.

6.    Registration Rights.    Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within twelve (12) months (or such later period as provided in Section 10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option (“Option Shares”) in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The Issuer shall bear the costs of such registrations (including, but not limited to, Issuer’s attorneys’ fees, printing costs and filing fees, except for underwriting discounts or commissions, brokers’ fees and the fees and disbursements of Grantee’s counsel related thereto). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering by Issuer of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offer and sale of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this Section 6 shall be permitted or occur and the Holder shall thereafter be entitled to one additional registration and the twelve (12) month period referred to in the first sentence of this section shall be increased to twenty-four (24) months. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall the number of registrations that Issuer is obligated to effect be increased by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

7.    Repurchase of Option at the Election of Grantee.    (a)  At any time after the occurrence of a Repurchase Event (as defined below) and prior to the date that is twelve (12) months immediately thereafter (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the “Option Repurchase Price”) equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the “Owner”), delivered prior to an Exercise

Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the “Option Share Repurchase Price”) equal to the market/offer price multiplied by the number of Option Shares so designated. The term “market/offer price” shall mean the highest of (i) the price per share of Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the one-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of Issuer’s assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be.

(b)  The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. As promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

(c)  To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option and/or the Option Shares whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price and/or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, and/or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Holder shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

(d)  Issuer shall not enter into any agreement relating to or facilitating an Acquisition Transaction, unless the other party or parties thereto agree that, if the Issuer is prohibited from repurchasing (in whole or in part) the Option and/or Option Shares pursuant to Section 7(c) or the Substitute Option and/or Substitute Option Shares pursuant to Section 9(c) or from paying (in whole or in part) the Surrender Price pursuant to Section 14(c), such other party or parties will make such payment unless it or they are prohibited from doing so by applicable law or regulation.

(e)  For purposes of this Section 7, a “Repurchase Event” shall be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof and prior to the occurrence of an Exercise Termination Event:

(i)  the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

(ii)  the consummation of any Acquisition Transaction described in Section 2(b)(i) hereof.

8.    Substitute Option.    (a)  In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or a Grantee Subsidiary, or engage in a plan of exchange with any person, other than Grantee or a Grantee Subsidiary and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer or be acquired by Issuer in a plan of exchange and Issuer shall be the continuing or surviving or acquiring corporation that is not an Excepted Transaction, or (iii) to sell or otherwise transfer all or substantially all of its assets or deposits on a consolidated basis to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the “Substitute Option”), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

(b)  The following terms have the meanings indicated:

(i)  “Acquiring Corporation” shall mean (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer), (ii) the acquiring person in a plan of exchange in which Issuer is acquired, (iii) the Issuer in a merger or plan of exchange in which Issuer is the continuing or surviving or acquiring person, and (iv) the transferee of all or a substantial part of Issuer’s consolidated assets or deposits.

(ii)  “Substitute Common Stock” shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

(iii)  “Assigned Value” shall mean the market/offer price, as defined in Section 7.

(iv)  “Average Price” shall mean the average closing price of a share of the Substitute Common Stock for one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

(c)  Subject to paragraph (d) of this Section 8, the Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement (after giving effect for such purpose to the provisions of Section 9), which agreement shall be applicable to the Substitute Option.

(d)  The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a), divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a) and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

(e)  In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the “Substitute Option Issuer”) shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

(f)  Issuer shall not enter into any transaction described in subsection (a) of this Section 8, or into any agreement that is designed to, or has the purpose of facilitating such a transaction, unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

9.    Repurchase of Substitute Option.    (a)  At the request of the holder of the Substitute Option (the “Substitute Option Holder”) made prior to an Exercise Termination Event, the issuer of the Substitute Option (the “Substitute Option Issuer”) shall repurchase the Substitute Option from the Substitute Option Holder at a price (the “Substitute Option Repurchase Price”) equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request made prior to an Exercise Termination Event of any present or former substitute Option Holder (each, a “Substitute Share Owner”) who at the time owns shares of Substitute Common Stock issued upon total or partial exercise of the Substitute Option (the “Substitute Shares”), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the “Substitute Share Repurchase Price”) equal to the Highest Closing Price multiplied by the number of Substitute Shares to be so repurchased. The term “Highest Closing Price” shall mean the highest closing price for shares of Substitute Common Stock within the one-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

(b)  The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective rights to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and/or certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

(c)  To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Substitute Option and/or the Substitute

Shares in part or in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Option Repurchase Price and/or the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five (5) business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its reasonable best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder and/or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, and/or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by the Substitute Option Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Substitute Option Holder shall nevertheless have the right to exercise the Substitute Option until the expiration of such 30-day period.

10.    Certain Time Periods.    The time periods for exercise of certain rights under Sections 2, 6, 7, 9, 12 and 14 shall be extended in any given case: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder, Owner, Substitute Option Holder or Substitute Share Owner, as the case may be, is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise and (iii) during any period in which Grantee is precluded from exercising such rights due to an injunction or other legal restriction, plus in each case, such additional period as is reasonably necessary for the exercise of such rights promptly following the obtaining of such approvals or the expiration of such periods.

11.    Representations and Warranties.    (a)  Issuer hereby represents and warrants to Grantee as follows:

(i)  Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Issuer Board prior to the date hereof and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

(ii)  Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant thereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

(b)  Grantee hereby represents and warrants to Issuer as follows: Grantee has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligation hereunder. The execution and delivery of this Agreement by the Grantee and the performance of its obligations hereunder by the Grantee have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of the Grantee are necessary to authorize this Agreement or for Grantee to perform its obligation hereunder. This Agreement has been duly and validly executed and delivered by Grantee.

12.    Assignment.    Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder; provided, however, that until the date 15 days following the date on which the Federal Reserve Board or other regulatory authority has approved an application by Grantee to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee’s behalf or (iv) any other manner approved by the Federal Reserve Board or other regulatory authority.

13.    Further Assurances.    Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, applying to the Federal Reserve Board under the BHCA for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable hereunder until such time, if ever, as it deems appropriate to do so.

14.    Surrender of Options.    (a)  Grantee may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10), relinquish the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price; provided, however, that Grantee may not exercise its rights pursuant to this Section 14(a) if Issuer has previously repurchased the Option or any portion of the Option Shares pursuant to Section 7. The “Surrender Price” shall be equal to $39,000,000 (i) plus, if applicable, Grantee’s purchase price with respect to any Option Shares being so relinquished and (ii) minus, if applicable, the sum of (1) the excess of (A) the net price, if any, received by Grantee or a Grantee Subsidiary pursuant to the arm’s-length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, or to Issuer pursuant to Section 7, over (B) Grantee’s purchase price of such Option Shares. For purposes of this Section 14, the term Grantee shall include all Holders and in no event shall the aggregate amounts paid or payable pursuant to this Section 14 to all Holders exceed the amount set forth in the preceding sentence as payable to Grantee.

(b)  Grantee may exercise its right to relinquish the Option and any Option Shares pursuant to this Section 14 by surrendering to Issuer, at its principal office, a copy of this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (i) that Grantee elects to relinquish the Option and Option Shares, if any, in accordance with the provisions of this Section 14 and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

(c)  To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify

Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that it is no longer prohibited from paying, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (b) of this Section 14 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying to Grantee the Surrender Price in full, (i) Issuer shall (A) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same, and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same and (ii) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 14(c) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section 14).

(d)  Grantee shall have rights substantially identical to those set forth in Sections 14(a), 14(b) and 14(c) with respect to the Substitute Option and the Substitute Option Issuer during any period in which the Substitute Option Issuer would be required to repurchase the Substitute Option pursuant to Section 9.

15.    Specific Performance.    The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief. In connection therewith both parties waive the posting of any bond or similar requirement.

16.    Maximum Profit.    (a)  Notwithstanding any other provision herein, in no event shall Grantee’s Total Profit (as defined in Section 16(c)) exceed $47,000,000 (the “Maximum Profit”), and, if the Total Profit would otherwise exceed such amount, Grantee, at its sole election, shall either (1) reduce the number of shares subject to the Option (and any Substitute Option), (2) deliver to Issuer, or Substitute Issuer, as the case may be, for cancellation shares of Common Stock or Substitute Common Stock, as the case may be, previously purchased by Grantee valued at fair market value at the time of delivery, (3) pay cash to Issuer, or Substitute Issuer, as the case may be, (4) increase or otherwise adjust the Option Price or Substitute Option Price (or any portion thereof), (5) reduce the amount of the Option Repurchase Price or Substitute Option Repurchase Price, or (6) undertake any combination of the foregoing, so that Grantee’s actually realized Total Profit shall not exceed the Maximum Profit after taking into account the foregoing actions.

(b)  Notwithstanding any other provision of this Agreement, the Option (and any Substitute Option) may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined in Section 16(d)) of more than the Maximum Profit and, if exercise of the Option (and any Substitute Option) would otherwise result in the Notional Total Profit exceeding such amount, Grantee, in its discretion, may take any of the actions specified in Section 16(a) so that the Notional Total Profit shall not exceed the Maximum Profit; provided, that nothing in this sentence shall restrict any subsequent exercise of the Option (and any Substitute Option) which at such time complies with this sentence.

(c)  For purposes of this Agreement, the term “Total Profit” shall mean the aggregate amount (before taxes) of the following: (1) the amount received by grantee pursuant to Issuer’s repurchase of the Option (or any portion thereof) pursuant to Section 7 or Section 14 plus (2) (x) the amount received by Grantee pursuant to Issuer’s repurchase of Option Shares pursuant to Section 7 or Section 14, less (y) the Grantee’s purchase price for such Option Shares, plus (3) (x) the net cash amounts received by Grantee pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee’s purchase price of such Option Shares, plus (4) any amounts received by Grantee on the transfer of the Option (or any portion thereof) to any unaffiliated party, plus (5) any amount equivalent to the foregoing with respect to the Substitute Option and the Substitute Common Stock minus (6) all amounts of cash previously paid to Issuer pursuant to Section 16(a)(3) and the value of all Option Shares or Substitute Option Shares (or other securities) previously delivered to Issuer for cancellation pursuant to Section 16(a)(2), which value shall be as set forth in clause (2) of Section 16(a).

(d)  For purposes of this Agreement, the term “Notional Total Profit” with respect to any number of shares as to which Grantee may propose to exercise the Option shall be the Total Profit, determined as of the date of such proposed exercise assuming (1) that the Option were exercised on such date for such number of shares, (2) that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions) and (3) the effect of any adjustments made by or to be made by Grantee pursuant to Section 16(a). For purposes of this Section 16, the term “Grantee” will include all Holders and transactions by any affiliate transferee of Grantee in respect of the Option or Option Shares transferred to it shall be treated as if made by Grantee.

17.    Severability.    If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7 (or the Substitute Issuer to repurchase pursuant to Section 9), the full number of shares of Common Stock (or Substitute Common Stock) provided in Section l hereof (as adjusted pursuant to Section 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer (or the Substitute Issuer) to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

18.    Notices.    All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

19.    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflict of law principles thereof (except to the extent that mandatory provisions of Federal law are applicable).

20.    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

21.    Expenses.    Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

22.    Entire Agreement; No Third-Party Beneficiaries.    Except as otherwise expressly provided herein, in the Reciprocal Option or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

23.    Interpretation.    Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement. Nothing contained in this Agreement shall be deemed to authorize Issuer to issue shares in breach of (or otherwise act in breach of) any provision of the Merger Agreement.

[next page is a signature page]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

NEW YORK COMMUNITY BANCORP, INC.

By:	/s/ JOSEPH R. FICALORA
	Name:	Joseph R. Ficalora
	Title:	President and Chief Executive Officer

ROSLYN BANCORP, INC.

By:	/s/ JOSEPH L. MANCINO
	Name:	Joseph L. Mancino
	Title:	President, Chief Executive Officer and Vice Chairman of the Board

APPENDIX C

STOCK OPTION AGREEMENT

STOCK OPTION AGREEMENT, dated as of June 27, 2003, between New York Community Bancorp, Inc., a Delaware corporation (“Grantee”), and Roslyn Bancorp, Inc., a Delaware corporation (“Issuer”).

W I T N E S S E T H:

WHEREAS, Grantee and Issuer are entering into an Agreement and Plan of Merger (the “Merger Agreement”);

WHEREAS, as a condition and an inducement to Grantee’s entering into the Merger Agreement, Issuer is granting Grantee the Option (as hereinafter defined) and, as a condition and an inducement to Issuer’s entering into the Merger Agreement, Grantee is granting Issuer a Reciprocal Option (as hereinafter defined) on terms and conditions substantially identical to those of this Agreement; and

WHEREAS, the Board of Directors of Issuer has approved the grant of the Option and the Merger Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

1.    Grant of Option.    Issuer hereby grants to Grantee an unconditional, irrevocable option (the “Option”) to purchase, subject to the terms hereof, up to an aggregate of 15,000,000 fully paid and nonassessable shares of the common stock, par value $0.01 per share, of Issuer (“Common Stock”) at a price per share equal to $20.85 (such price, as adjusted if applicable, the “Option Price”); provided, however, that in no event shall the number of shares for which this Option is exercisable (when exercisable) exceed 19.9% of the issued and outstanding shares of Common Stock without giving effect to any shares subject to or issued pursuant to this Option. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

2.    Exercise of Option.    (a)  The Holder (as hereinafter defined) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (f) of this Section 2) within six (6) months following such Subsequent Triggering Event (or such later period as provided in Section 10). Each of the following shall be an Exercise Termination Event: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Grantee pursuant to Section 6.4 due to a willful breach by Issuer (a “Listed Termination”); or (iii) the passage of nine (9) months (or such longer period as provided in Section 10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term “Holder” shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained herein, (i) the Option may not be exercised at any time when Grantee shall be in material breach of any of its covenants or agreements contained in the Merger Agreement such that Issuer shall be entitled to terminate the Merger Agreement pursuant to Section 6.3 thereof and (ii) this Agreement shall automatically terminate upon the proper termination of the Merger Agreement by Issuer pursuant to Section 6.3 thereof as a result of the material breach by Grantee of its covenants or agreements contained in the Merger Agreement.

(b)  The term “Initial Triggering Event” shall mean any of the following events or transactions occurring on or after the date hereof:

(i)  Issuer or any of its Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”)) (each an “Issuer Subsidiary”), without having received Grantee’s prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term “person” for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a “Grantee Subsidiary”) or the Board of Directors of Issuer (the “Issuer Board”) shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction other than the merger transaction contemplated by the Merger Agreement. For purposes of this Agreement, “Acquisition Transaction” shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any Issuer Subsidiary or group of Issuer Subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X) (other than mergers, consolidations or similar transactions involving solely Issuer and/or one or more wholly-owned Subsidiaries of the Issuer provided that any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of Issuer or any Issuer Subsidiary or group of Issuer Subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) by any person of securities representing 25% or more of the voting power of Issuer or any Issuer Subsidiary or group of Issuer Subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary;

(ii)  Any person (other than the Grantee or any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of business) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

(iii)  The stockholders of Issuer shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

(iv)  The Issuer Board shall have withdrawn or modified or qualified (or publicly announced its intention to withdraw or modify or qualify) or failed to make in any manner adverse in any respect to Grantee its recommendation that the stockholders of Issuer approve the transactions contemplated by the Merger Agreement after it shall have been publicly announced that any person (other than Grantee or any of its subsidiaries) shall have made, or disclosed an intention to make, or any person (other than Grantee or any of its subsidiaries) shall have otherwise made a bona fide proposal to engage in an Acquisition Transaction, or Issuer or the Issuer Subsidiary shall have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

(v)  Any person other than Grantee or any Grantee Subsidiary shall, without the written consent of the Issuer, have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its stockholders to approve the issuance of shares to be offered in such an exchange offer); or

(vi)  Any person other than Grantee or any Grantee Subsidiary shall, without the written consent of the Issuer, have filed an application or notice with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) or other federal or state bank regulatory or antitrust authority for approval to engage in an Acquisition Transaction.

(c)  The term “Subsequent Triggering Event” shall mean any of the following events or transactions occurring after the date hereof:

(i)  The acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

(ii)  The occurrence of the Initial Triggering Event described in clause (i) of subsection (b) of this Section 2.

(d)  The term “Reciprocal Option” shall mean the option granted pursuant to the option agreement dated the date hereof between the Grantee, as issuer of such option, and Issuer, as grantee of such option.

(e)  Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a “Triggering Event”), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

(f)  In the event the Holder is entitled to and wishes to exercise the Option (or any portion thereof), it shall send to Issuer a written notice (the date of which being herein referred to as the “Notice Date”) specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the “Closing Date”); provided that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify Issuer of such filing, and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

(g)  At the closing referred to in subsection (f) of this Section 2, the Holder shall (i) pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer and (ii) present and surrender this Agreement to Issuer at its principal executive offices, provided that the failure or refusal of the Issuer to designate such a bank account or accept surrender of this Agreement shall not preclude the Holder from exercising the Option .

(h)  At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (g) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder.

(i)  Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

“The transfer of the shares represented by this certificate is subject to certain provisions of an agreement, dated as of June 27, 2003, between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor.”

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the “1933 Act”) in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference in the opinion of Counsel to the Holder; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

(j)  Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (f) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

3.    Authorized Shares.    Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; and (iii) promptly to take all action as may from time to time be required (including (x) complying with all applicable premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended (the “BHCA”), or the Change in Bank Control Act of 1978, as amended, or any state or other federal banking law, prior approval of or notice to the Federal Reserve Board or to any state or other federal regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such state or other federal regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto.

4.    Division of Option.    This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms “Agreement” and “Option” as used herein include any Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

5.    Adjustment upon Certain Changes in Capitalization.    In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, recapitalizations, stock combinations, subdivisions, conversions, exchanges of shares or the like, this Option shall be automatically adjusted so that Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable and the exercise price shall be, if necessary, appropriately adjusted. Notwithstanding the foregoing, if the provisions of Section 10 are applicable, the adjustments provided for in the preceding sentence shall not be made and the adjustments set forth in Section 10 shall be made.

6.    Registration Rights.    Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within twelve (12) months (or such later period as provided in Section 10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option (“Option Shares”) in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The Issuer shall bear the costs of such registrations (including, but not limited to, Issuer’s attorneys’ fees, printing costs and filing fees, except for underwriting discounts or commissions, brokers’ fees and the fees and disbursements of Grantee’s counsel related thereto). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering by Issuer of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offer and sale of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this Section 6 shall be permitted or occur and the Holder shall thereafter be entitled to one additional registration and the twelve (12) month period referred to in the first sentence of this section shall be increased to twenty-four (24) months. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall the number of registrations that Issuer is obligated to effect be increased by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

7.    Repurchase of Option at the Election of Grantee.    (a)  At any time after the occurrence of a Repurchase Event (as defined below) and prior to the date that is twelve (12) months immediately thereafter (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the “Option Repurchase Price”) equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the “Owner”), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the “Option Share Repurchase Price”) equal to the market/offer price multiplied by the number of Option Shares so designated. The term “market/offer price” shall mean the highest of (i) the price per share of Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the one-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of Issuer’s assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be.

(b)  The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. As promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

(c)  To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option and/or the Option Shares whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price and/or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, and/or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Holder shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

(d)  Issuer shall not enter into any agreement relating to or facilitating an Acquisition Transaction, unless the other party or parties thereto agree that, if the Issuer is prohibited from repurchasing (in whole or in part) the Option and/or Option Shares pursuant to Section 7(c) or the Substitute Option and/or Substitute Option Shares pursuant to Section 9(c) or from paying (in whole or in part) the Surrender Price pursuant to Section 14(c), such other party or parties will make such payment unless it or they is prohibited from doing so by applicable law or regulation.

(e)  For purposes of this Section 7, a “Repurchase Event” shall be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof and prior to the occurrence of an Exercise Termination Event:

(i)  the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

(ii)  the consummation of any Acquisition Transaction described in Section 2(b)(i) hereof, except that the percentage referred to in clause (z) shall be 50%.

8.    Substitute Option.    (a)  In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or a Grantee Subsidiary, or engage in a plan of exchange with any person, other than Grantee or a Grantee Subsidiary and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer or be acquired by Issuer in a plan of exchange and Issuer shall be the continuing or surviving or acquiring corporation, or (iii) to sell or otherwise transfer all or substantially all of its assets or deposits on a consolidated basis to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the “Substitute Option”), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

(b)  The following terms have the meanings indicated:

(i)  “Acquiring Corporation” shall mean (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer), (ii) the acquiring person in a plan of exchange in which Issuer is acquired, (iii) the Issuer in a merger or plan of exchange in which Issuer is the continuing or surviving or acquiring person, and (iv) the transferee of all or a substantial part of Issuer’s consolidated assets or deposits.

(ii)  “Substitute Common Stock” shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

(iii)  “Assigned Value” shall mean the market/offer price, as defined in Section 7.

(iv)  “Average Price” shall mean the average closing price of a share of the Substitute Common Stock for one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

(c)  Subject to paragraph (d) of this Section 8, the Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement (after giving effect for such purpose to the provisions of Section 9), which agreement shall be applicable to the Substitute Option.

(d)  The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a), divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a) and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

(e)  In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the “Substitute Option Issuer”) shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

(f)  Issuer shall not enter into any transaction described in subsection (a) of this Section 8, or into any agreement that is designed to, or has the purpose of facilitating such a transaction, unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

9.    Repurchase of Substitute Option.    (a)  At the request of the holder of the Substitute Option (the “Substitute Option Holder”) made prior to an Exercise Termination Event, the issuer of the Substitute Option (the “Substitute Option Issuer”) shall repurchase the Substitute Option from the Substitute Option Holder at a price (the “Substitute Option Repurchase Price”) equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request made prior to an Exercise Termination Event of any present or former substitute Option Holder (each, a “Substitute Share Owner”) who at the time owns shares of Substitute Common Stock issued upon total or partial exercise of the Substitute Option (the “Substitute Shares”), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the “Substitute Share Repurchase Price”) equal to the Highest Closing Price multiplied by the number of Substitute Shares to be so repurchased. The term “Highest Closing Price” shall mean the highest closing price for shares of Substitute Common Stock within the one-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

(b)  The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective rights to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and/or certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

(c)  To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Option Repurchase Price and/or the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five (5) business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Substitute Option Holder and/or the Substitute

Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its reasonable best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder and/or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, and/or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by the Substitute Option Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Substitute Option Holder shall nevertheless have the right to exercise the Substitute Option until the expiration of such 30-day period.

10.    Certain Time Periods.    The time periods for exercise of certain rights under Sections 2, 6, 7, 9, 12 and 14 shall be extended in any given case: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder, Owner, Substitute Option Holder or Substitute Share Owner, as the case may be, is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise and (iii) during any period in which Grantee is precluded from exercising such rights due to an injunction or other legal restriction, plus in each case, such additional period as is reasonably necessary for the exercise of such rights promptly following the obtaining of such approvals or the expiration of such periods.

11.    Representations and Warranties.    (a)  Issuer hereby represents and warrants to Grantee as follows:

(i)  Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Issuer Board prior to the date hereof and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

(ii)  Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant thereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

(b)  Grantee hereby represents and warrants to Issuer as follows: Grantee has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligation hereunder. The execution and delivery of this Agreement by the Grantee and the performance of its obligations hereunder by the Grantee have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of the Grantee are necessary to authorize this Agreement or for Grantee to perform its obligation hereunder. This Agreement has been duly and validly executed and delivered by Grantee.

12.    Assignment.    Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder; provided, however, that until the date 15 days following the date on which the Federal Reserve Board or other regulatory authority has approved an application by Grantee to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee’s behalf or (iv) any other manner approved by the Federal Reserve Board or other regulatory authority.

13.    Further Assurances.    Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, applying to the Federal Reserve Board under the BHCA for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable hereunder until such time, if ever, as it deems appropriate to do so.

14.    Surrender of Options.    (a)  Grantee may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10), relinquish the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price; provided, however, that Grantee may not exercise its rights pursuant to this Section 14(a) if Issuer has previously repurchased the Option or any portion of the Option Shares pursuant to Section 7. The “Surrender Price” shall be equal to $39,000,000 (i) plus, if applicable, Grantee’s purchase price with respect to any Option Shares being so relinquished and (ii) minus, if applicable, the sum of (1) the excess of (A) the net price, if any, received by Grantee or a Grantee Subsidiary pursuant to the arm’s-length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, or to Issuer pursuant to Section 7, over (B) Grantee’s purchase price of such Option Shares. For purposes of this Section 14, the term Grantee shall include all Holders and in no event shall the aggregate amounts paid or payable pursuant to this Section 14 to all Holders exceed the amount set forth in the preceding sentence as payable to Grantee.

(b)  Grantee may exercise its right to relinquish the Option and any Option Shares pursuant to this Section 14 by surrendering to Issuer, at its principal office, a copy of this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (i) that Grantee elects to relinquish the Option and Option Shares, if any, in accordance with the provisions of this Section 14 and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

(c)  To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that it is no longer prohibited from paying, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (b) of this Section 14 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying to Grantee the Surrender Price in full, (i) Issuer shall (A) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same, and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same and (ii) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 14(c) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section 14).

(d)  Grantee shall have rights substantially identical to those set forth in Sections 14(a), 14(b) and 14(c) with respect to the Substitute Option and the Substitute Option Issuer during any period in which the Substitute Option Issuer would be required to repurchase the Substitute Option pursuant to Section 9.

15.    Specific Performance.    The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief. In connection therewith both parties waive the posting of any bond or similar requirement.

16.    Maximum Profit.    (a)  Notwithstanding any other provision herein, in no event shall Grantee’s Total Profit (as defined in Section 16(c)) exceed $47,000,000 (the “Maximum Profit”), and, if the Total Profit would otherwise exceed such amount, Grantee, at its sole election, shall either (1) reduce the number of shares subject to the Option (and any Substitute Option), (2) deliver to Issuer, or Substitute Issuer, as the case may be, for cancellation shares of Common Stock or Substitute Common Stock, as the case may be, previously purchased by Grantee valued at fair market value at the time of delivery, (3) pay cash to Issuer, or Substitute Issuer, as the case may be, (4) increase or otherwise adjust the Option Price or Substitute Option Price (or any portion thereof), (5) reduce the amount of the Option Repurchase Price or Substitute Option Repurchase Price, or (6) undertake any combination of the foregoing, so that Grantee’s actually realized Total Profit shall not exceed the Maximum Profit after taking into account the foregoing actions.

(b)  Notwithstanding any other provision of this Agreement, the Option (and any Substitute Option) may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined in Section 16(d)) of more than the Maximum Profit and, if exercise of the Option (and any Substitute Option) would otherwise result in the Notional Total Profit exceeding such amount, Grantee, in its discretion, may take any of the actions specified in Section 16(a) so that the Notional Total Profit shall not exceed the Maximum Profit; provided, that nothing in this sentence shall restrict any subsequent exercise of the Option (and any Substitute Option) which at such time complies with this sentence.

(c)  For purposes of this Agreement, the term “Total Profit” shall mean the aggregate amount (before taxes) of the following: (1) the amount received by grantee pursuant to Issuer’s repurchase of the Option (or any portion thereof) pursuant to Section 7 or Section 14 plus (2) (x) the amount received by Grantee pursuant to Issuer’s repurchase of Option Shares pursuant to Section 7 or Section 14, less (y) the Grantee’s purchase price for such Option Shares, plus (3) (x) the net cash amounts received by Grantee pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee’s purchase price of such Option Shares, plus (4) any amounts received by Grantee on the transfer of the Option (or any portion thereof) to any unaffiliated party, plus (5) any amount equivalent to the foregoing with respect to the Substitute Option and the Substitute Common Stock minus (6) all amounts of cash previously paid to Issuer pursuant to Section 16(a)(3) and the value of all Option Shares or Substitute Option Shares (or other securities) previously delivered to Issuer for cancellation pursuant to Section 16(a)(2), which value shall be as set forth in clause (2) of Section 16(a).

(d)  For purposes of this Agreement, the term “Notional Total Profit” with respect to any number of shares as to which Grantee may propose to exercise the Option shall be the Total Profit, determined as of the date of such proposed exercise assuming (1) that the Option were exercised on such date for such number of shares, (2) that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions) and (3) the effect of any adjustments made by or to be made by Grantee pursuant to Section 16(a). For purposes of this Section 16, the term “Grantee” will include all Holders and transactions by any affiliate transferee of Grantee in respect of the Option or Option Shares transferred to it shall be treated as if made by Grantee.

17.    Severability.    If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7 (or the Substitute Issuer to repurchase pursuant to Section 9), the full number of shares of Common Stock (or Substitute Common Stock) provided in Section l hereof (as adjusted pursuant to Section 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer (or the Substitute Issuer) to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

18.    Notices.    All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

19.    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflict of law principles thereof (except to the extent that mandatory provisions of Federal law are applicable).

20.    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

21.    Expenses.    Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

22.    Entire Agreement; No Third-Party Beneficiaries.    Except as otherwise expressly provided herein, in the Reciprocal Option or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

23.    Interpretation.    Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement. Nothing contained in this Agreement shall be deemed to authorize Issuer to issue shares in breach of (or otherwise act in breach of) any provision of the Merger Agreement.

[next page is a signature page]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

ROSLYN BANCORP, INC.

By:	/s/ JOSEPH L. MANCINO
	Name:	Joseph L. Mancino
	Title:	President, Chief Executive Officer and Vice Chairman of the Board

NEW YORK COMMUNITY BANCORP, INC.

By:	/s/ JOSEPH R. FICALORA
	Name:	Joseph R. Ficalora
	Title:	President and Chief Executive Officer

APPENDIX D

June 26, 2003

The Board of Directors

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, New York 11590

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to New York Community Bancorp, Inc. (“NYCB”) of the Exchange Ratio (defined below) set forth in an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among NYCB and Roslyn Bancorp, Inc. (“Roslyn”). As more fully described in the Merger Agreement, (i) Roslyn will be merged with and into NYCB (the “Merger”) and (ii) each outstanding share of the common stock, par value $0.01 per share, of Roslyn (“Roslyn Common Stock”) will be converted into the right to receive 0.75 of a share (the “Exchange Ratio”) of the common stock, par value $0.01 per share, of NYCB (“NYCB Common Stock”).

In arriving at our opinion, we reviewed a draft dated June 26, 2003 of the Merger Agreement and held discussions with certain senior officers and other representatives and advisors of NYCB and Roslyn concerning the businesses, operations and prospects of NYCB and Roslyn. We examined certain publicly available business and financial information relating to NYCB and Roslyn as well as certain financial forecasts and other information and data relating to NYCB and Roslyn which were provided to or otherwise reviewed by or discussed with us by the respective managements of NYCB and Roslyn, including information relating to the potential strategic implications and operational benefits anticipated by the managements of NYCB and Roslyn to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of NYCB Common Stock and Roslyn Common Stock; the historical and projected earnings and other operating data of NYCB and Roslyn; and the capitalization and financial condition of NYCB and Roslyn. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of NYCB and Roslyn. We also evaluated certain pro forma financial effects of the Merger on NYCB. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data relating to NYCB and Roslyn provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of NYCB and Roslyn that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of NYCB and Roslyn as to the future financial performance timing and achievability thereof) anticipated to result from the Merger and the other matters covered thereby. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party

Citigroup Global Markets.    388 Greenwich Street  New York, NY 10013

D-1

New York Community Bancorp, Inc. June 26, 2003 Page 2

approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on NYCB or Roslyn or the contemplated benefits of the Merger. Representatives of NYCB have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with your consent; that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Our opinion, as set forth herein, relates to the relative values of NYCB and Roslyn. We are not expressing any opinion as to what the value of the NYCB Common Stock actually will be when issued pursuant to the Merger or the price at which the NYCB Common Stock will trade at any time. We are not experts in the evaluation of loan or lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto, and we have not made an independent evaluation of the adequacy of such allowances of NYCB or Roslyn. For purposes of this opinion, we have assumed that the allowances for such losses for each of NYCB and Roslyn are adequate to cover such losses. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NYCB or Roslyn nor have we made any physical inspection of the properties or assets of NYCB or Roslyn. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for NYCB or the effect of any other transaction in which NYCB might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to NYCB in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We and our affiliates in the past have provided services to NYCB and Roslyn unrelated to the proposed Merger, for which services we and such affiliates have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of NYCB and Roslyn for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with NYCB, Roslyn and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of NYCB in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the exchange Ratio is fair, from a financial point of view, to NYCB.

Very truly yours,

Citigroup Global Markets Inc.

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APPENDIX E

June 27, 2003

Board of Directors

Roslyn Bancorp, Inc.

One Jericho Plaza

Jericho, New York 11753

Ladies and Gentlemen:

Roslyn Bancorp, Inc. (“Roslyn”) and New York Community Bancorp, Inc. (“NYCB”) have entered into an Agreement and Plan of Merger, dated as of June 27, 2003 (the “Agreement”), pursuant to which Roslyn will be merged with and into NYCB (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Roslyn common stock, par value $.01 per share, issued and outstanding immediately prior to the Merger (together with the rights attached thereto issued pursuant to the Stockholder Protection Rights Agreement, dated as of September 26, 2000, between Roslyn and Registrar and Transfer Company, as Rights Agent, the “Roslyn Shares”), other than certain shares specified in the Agreement, will be converted into the right to receive 0.75 shares (the “Exchange Ratio”) of common stock, par value $.01 per share, of NYCB (together with the rights attached thereto issued pursuant to the Stockholder Protection Rights Agreement, dated as of January 16, 1996 and amended on March 27, 2001 and August 1, 2001, between NYCB and Registrar and Transfer Company, as Rights Agent). The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Roslyn Shares.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. We are familiar with Roslyn, having provided certain investment banking services to Roslyn from time to time, including having acted as a financial advisor to Roslyn in connection with, and having participated in certain of the negotiations leading to, the Agreement. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) the Stock Option Agreements, dated June 27, 2003, by and between Roslyn and NYCB; (iii) certain publicly available financial statements and other historical financial information of Roslyn that we deemed relevant; (iv) certain publicly available financial statements and other historical financial information of NYCB that we deemed relevant; (v) internal financial projections for Roslyn for the years ending December 31, 2003 and 2004 prepared by and reviewed with management of Roslyn; (vi) internal financial projections for NYCB for the years ending December 31, 2003 and 2004 prepared by and reviewed with management of NYCB; (vii) earnings per share estimates for each of Roslyn and NYCB for the years ending December 31, 2003 and 2004 published by I/B/E/S; (viii) the pro forma financial impact of the Merger on NYCB, based on assumptions relating to earnings projections, transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Roslyn and NYCB, as well as certain balance sheet restructuring initiatives contemplated by NYCB; (ix) the publicly reported historical price and trading activity for Roslyn’s and NYCS’s common stock, including a comparison of certain financial and stock market information for Roslyn and NYCB with similar publicly available information for certain other companies the securities of which are publicly traded; (x) the financial terms of certain recent business

Board of Directors Roslyn Bancorp, Inc. June 27, 2003 Page 2

combinations in the bank and thrift institutions industry, to the extent publicly available; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior managements of Roslyn and NYCB their views of the strategic rationale for the Merger as well as the business, financial condition, results of operations and prospects of their respective companies.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Roslyn or NYCB or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Roslyn and NYCB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Roslyn or NYCB or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Roslyn or NYCB nor have we reviewed any individual credit files relating to Roslyn or NYCB. We have assumed, with your consent, that the respective allowances for loan losses for both Roslyn and NYCB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the financial projections for Roslyn and NYCB and all projections of transaction costs, purchase accounting adjustments, expected cost savings and the impact of the contemplated balance sheet restructuring initiatives prepared by and reviewed with the managements of Roslyn and NYCB and used by Sandler O’Neill in its analyses, such managements have confirmed to us that they reflect the best currently available estimates and judgments of the respective managements of the respective future financial performance of Roslyn, NYCB and the combined company and we assumed that such performance will be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Roslyn’s or NYCB’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Roslyn and NYCB will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived, and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Roslyn has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of NYCB’s common stock will be when issued to Roslyn’s shareholders pursuant to the Agreement or the prices at which Roslyn’s or NYCB’s common stock may trade at any time.

We will receive a fee for our services as Roslyn’s financial advisor in connection with the Merger, a substantial portion of which is contingent upon consummation of the Merger, and Roslyn has agreed to indemnify us against certain liabilities arising out of our engagement. We will also receive a fee for rendering

Board of Directors Roslyn Bancorp, Inc. June 27, 2003 Page 3

this opinion. In addition, as we have previously advised you, we have in the past provided certain investment banking services to NYCB and have received compensation for such services and may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Roslyn and NYCB and their affiliates. We may also actively trade the debt or equity securities of Roslyn and NYCB or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Roslyn in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Roslyn as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to holders of Roslyn Shares and does not address the underlying business decision of Roslyn to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Roslyn or the effect of any other transaction in which Roslyn might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the Joint Proxy Statement/Prospectus of NYCB and Roslyn relating to the Merger and to the references to this opinion therein.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to the holders of Roslyn Shares from a financial point of view.

Very truly yours,

APPENDIX F

June 27, 2003

Board of Directors

Roslyn Bancorp, Inc.

One Jericho Plaza

Jericho, New York 11753

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Roslyn Bancorp, Inc. (the “Company”) of the exchange ratio of 0.75 shares of Common Stock, par value $0.01 per share (the “New York Community Common Stock”), of New York Community Bancorp, Inc. (“New York Community”) to be received for each Share of the Company (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of June 27, 2003 (the “Agreement”), between New York Community and the Company.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Merger (as defined in the Agreement). We expect to receive fees for our services in connection with the Merger, a substantial portion of which fees are contingent upon the consummation of the Merger, and the Company has agreed to indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company in the past, and may provide investment banking services to the Company, New York Community and the combined company in the future, for which services we have received, and may receive, compensation. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold long or short positions in securities, including derivative securities, of the Company or New York Community for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and New York Community for the five years ended December 31, 2002; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and New York Community; certain other communications from the Company and New York Community to their respective stockholders; and certain internal financial analyses and forecasts for the Company and New York Community prepared by their respective managements, including certain cost saving and operating synergies projected by the managements of the Company and New York Community to result from the transaction contemplated by the Agreement (the “Synergies”) and certain balance sheet restructuring

F-1

Board of Directors Roslyn Bancorp, Inc. June 27, 2003 Page Two

initiatives contemplated by New York Community (the “Restructuring Initiatives”). We also have held discussions with members of the senior managements of the Company and New York Community regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the New York Community Common Stock, compared certain financial and stock market information for the Company and New York Community with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the bank and thrift industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the financial forecasts for the Company and New York Community and the Synergies and the anticipated impact of the Restructuring Initiatives have been reasonably prepared and reflect the best currently available estimates and judgments of the managements of the Company and New York Community. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or New York Community or any of their respective subsidiaries, and we have not been furnished with any such evaluation or appraisal. We also have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement will be obtained without any adverse effect on the Company, New York Community or the combined company or on the contemplated benefits of the transaction contemplated by the Agreement. Our opinion does not address the relative merits of the transaction contemplated by the Agreement as compared to any alternative business transaction that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the transaction contemplated by the Agreement. In addition, we are not expressing any opinion herein as to the prices at which the Shares or the New York Community Common Stock will trade at any time. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

(GOLDMAN, SACHS & CO.)

F-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

The New York Community Bancorp, Inc. (“New York Community”) certificate of incorporation provides that no director of New York Community shall be personally liable to New York Community or its stockholders for monetary damages for breach of fiduciary duty as a director, except for:

•	any breach of the director’s duty of loyalty to the company or its stockholders,

•	acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law,

•	under Section 174 of the DGCL, or

•	any transaction from which the director derived an improper personal benefit.

New York Community’s certificate of incorporation also provides that each person who is made party to a suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of New York Community, or is or was serving at the request of New York Community as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, shall be indemnified and held harmless by New York Community to the fullest extent permitted by the DGCL or by another applicable law.

New York Community’s certificate of incorporation also permits New York Community to maintain insurance to protect itself and any director, officer, employee or agent against any such liability, expense or loss.

Section 145 of the DGCL provides that, subject to certain limitations in the case of suits brought by a corporation and derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any suit or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement reasonably incurred by him in connection with the action, through, among other things, a majority vote of the directors who were not parties to the suit or proceeding, if the person (1) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (2) in a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that no such indemnification of directors, officers, employees or agents may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Item 21.    Exhibits and Financial Statement Schedules.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of June 27, 2003, by and between New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. (included as Appendix A to the joint proxy statement/prospectus contained in this registration statement).

3.1	Certificate of Incorporation of New York Community Bancorp, Inc., as amended and restated (incorporated herein by reference to Exhibit 3.1 to New York Community’s Form 10-Q for the quarterly period ended March 31, 2001 and as amended in the Company’s Annual Meeting Proxy Statement filed with the Securities and Exchange Commission on April 10, 2003).

3.3	Bylaws of New York Community Bancorp, Inc., as amended (incorporated herein by reference to Exhibit 3.2 to New York Community’s Form 10-K for the year ended December 31, 2001).

3.4†	Amendment to bylaws of New York Community Bancorp, Inc. to become effective at the Effective Time of the Merger.

4.1	Stockholder Protection Rights Agreement, dated as of January 16, 1996, between New York Community Bancorp, Inc. and Registrar and Transfer Company, as Rights Agent, including the form of rights certificate attached as Exhibit A thereto (incorporated herein by reference to Exhibits filed with the Company’s Form 8-A filed with the Securities and Exchange Commission on January 24, 1996, amended as reflected in Exhibit 4.2 to the Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 25, 2001 and as reflected in Exhibit 4.3 to the Company’s Form 8-A filed with the Securities and Exchange Commission on December 12, 2002).

4.2	Amendment to Stockholder Protection Rights Agreement, dated as of June 27, 2003, between New York Community Bancorp, Inc. and Registrar and Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.4 to New York Community’s Form 8-A/A filed with the Securities and Exchange Commission on July 31, 2003).

5.1	Opinion of Sullivan & Cromwell LLP.

8.1	Opinion of Sullivan & Cromwell LLP.

8.2	Opinion of Wachtell, Lipton, Rosen & Katz.

10.1	Stock Option Agreement, dated as of June 27, 2003, between New York Community Bancorp, Inc., as issuer, and Roslyn Bancorp, Inc., as grantee (included as Appendix B to the joint proxy statement/prospectus contained in this registration statement).

10.2	Stock Option Agreement, dated as of June 27, 2003, between New York Community Bancorp, Inc., as grantee, and Roslyn Bancorp, Inc., as issuer (included as Appendix C to the joint proxy statement/prospectus contained in this registration statement).

10.3†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Joseph L. Mancino.

10.4†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Joseph L. Mancino.

10.5†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Joseph L. Mancino.

10.6†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and John R. Bransfield, Jr.

10.7†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and John R. Bransfield, Jr.

Exhibit Number	Description

10.8†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and John R. Bransfield, Jr.

10.9†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Michael P. Puorro.

10.10†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Michael P. Puorro.

10.11†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Michael P. Puorro.

10.12†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and, John L. Klag.

10.13†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and John L. Klag.

10.14†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and John L. Klag.

10.15†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Nancy C. MacKenzie.

10.16†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Nancy C. MacKenzie.

10.17†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Nancy C. MacKenzie.

10.18†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Daniel L. Murphy.

10.19†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Daniel L. Murphy.

10.20†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Daniel L. Murphy.

10.21†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and R. Patrick Quinn.

10.22†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and R. Patrick Quinn.

10.23†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and R. Patrick Quinn.

10.24†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Mary Ellen McKinley.

10.25†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Mary Ellen McKinley.

10.26†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Mary Ellen McKinley.

23.1	Consent of KPMG LLP relating to New York Community Bancorp, Inc.

23.2	Consent of KPMG LLP relating to Roslyn Bancorp, Inc.

Exhibit Number	Description

23.3	Consent of Sullivan & Cromwell LLP (included in the opinion filed as Exhibit 5.1 to this registration statement).

23.4	Consent of Sullivan & Cromwell LLP (included in the opinion filed as Exhibit 8.1 to this registration statement).

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 8.2 to this registration statement).

24.1	Power of Attorney.

99.1	Form of Proxy Materials of New York Community Bancorp, Inc.

99.2	Form of Proxy Materials of Roslyn Bancorp, Inc.

99.3	Opinion of Citigroup Global Markets Inc. (included as Appendix D to the joint proxy statement/prospectus contained in this registration statement).

99.4	Opinion of Sandler O’Neill & Partners, L.P. (included as Appendix E to the joint proxy statement/prospectus contained in this registration statement).

99.5	Opinion of Goldman, Sachs & Co. (included as Appendix F to the joint proxy statement/prospectus contained in this registration statement).

99.6	Consent of Joseph L. Mancino.

99.7	Consent of Citigroup Global Markets Inc.

99.8	Consent of Sandler O’Neill & Partners, L.P.

99.9	Consent of Goldman, Sachs & Co.

†	Previously filed.

Item 22.    Undertakings.

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)(1)  The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)  The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, New York Community Bancorp, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Westbury, State of New York, on September 22, 2003.

NEW YORK COMMUNITY BANCORP, INC.

By:	/S/ JOSEPH R. FICALORA
Joseph R. Ficalora President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOSEPH R. FICALORA Joseph R. Ficalora	Director, President & Chief Executive Officer	September 22, 2003

/S/ ROBERT WANN Robert Wann	Executive Vice President Chief Financial Officer (Principal Financial and Accounting Officer)	September 22, 2003

* Michael F. Manzulli	Director	September 22, 2003

* Donald M. Blake	Director	September 22, 2003

* Anthony E. Burke	Director	September 22, 2003

* Dominick Ciampa	Director	September 22, 2003

* Robert S. Farrell	Director	September 22, 2003

* William C. Frederick, M.D.	Director	September 22, 2003

* Max L. Kupferberg	Director	September 22, 2003

* Howard C. Miller	Director	September 22, 2003

* James J. O’Donovan	Director	September 22, 2003

* John A. Pileski	Director	September 22, 2003

*	Joseph R. Ficalora, by signing his name hereto, does sign this document on behalf of the above noted individuals, pursuant to power of attorney duly executed by such individuals which have been filed as an exhibit to this registration statement.

/S/ JOSEPH R. FICALORA

Name: Joseph R. Ficalora Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of June 27, 2003, by and between New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. (included as Appendix A to the joint proxy statement/prospectus contained in this registration statement).

3.1	Certificate of Incorporation of New York Community Bancorp, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to New York Community’s Form 10-Q for the quarterly period ended March 31, 2001 and as amended in the Company’s Annual Meeting Proxy Statement filed with the Securities and Exchange Commission on April 10, 2003).

3.3	Bylaws of New York Community Bancorp, Inc., as amended (incorporated herein by reference to Exhibit 3.2 to New York Community’s Form 10-K, for the year ended December 31, 2001).

3.4†	Amendment to bylaws of New York Community Bancorp, Inc. to become effective at the Effective Time of the Merger.

4.1	Stockholder Protection Rights Agreement, dated as of January 16, 1996 and amended on March 27, 2001 and August 1, 2001 between New York Community Bancorp, Inc. and Registrar and Transfer Company, as Rights Agent, including the form of rights certificate attached as Exhibit A thereto (incorporated herein by reference to Exhibits filed with the Company’s Form 8-A filed with the Securities and Exchange Commission on January 24, 1996, amended as reflected in Exhibit 4.2 to the Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 25, 2001 (Registration No. 333-59486) and as reflected in Exhibit 4.3 to the Company’s Form 8-A filed with the Securities and Exchange Commission on December 12, 2002).

4.2	Amendment to Stockholder Protection Rights Agreement, dated as of June 27, 2003, between New York Community Bancorp, Inc. and Registrar and Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.4 to New York Community’s Form 8-A/A filed with the Securities and Exchange Commission on July 31, 2003).

5.1	Opinion of Sullivan & Cromwell LLP.

8.1	Opinion of Sullivan & Cromwell LLP.

8.2	Opinion of Wachtell, Lipton, Rosen & Katz.

10.1	Stock Option Agreement, dated as of June 27, 2003, between New York Community Bancorp, Inc., as issuer, and Roslyn Bancorp, Inc., as grantee (included as Appendix B to the joint proxy statement/prospectus contained in this registration statement).

10.2	Stock Option Agreement, dated as of June 27, 2003, between New York Community Bancorp, Inc., as grantee, and Roslyn Bancorp, Inc., as issuer (included as Appendix C to the joint proxy statement/prospectus contained in this registration statement).

10.3†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Joseph L. Mancino.

10.4†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Joseph L. Mancino.

10.5†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Joseph L. Mancino.

10.6†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and John R. Bransfield, Jr.

Exhibit Number	Description

10.7†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and John R. Bransfield, Jr.

10.8†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and John R. Bransfield, Jr.

10.9†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Michael P. Puorro.

10.10†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Michael P. Puorro.

10.11†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Michael P. Puorro.

10.12†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and, John L. Klag.

10.13†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and John L. Klag.

10.14†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and John L. Klag.

10.15†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Nancy C. MacKenzie.

10.16†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Nancy C. MacKenzie.

10.17†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Nancy C. MacKenzie.

10.18†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Daniel L. Murphy.

10.19†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Daniel L. Murphy.

10.20†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Daniel L. Murphy.

10.21†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and R. Patrick Quinn.

10.22†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and R. Patrick Quinn.

10.23†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and R. Patrick Quinn.

10.24†	Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Mary Ellen McKinley.

10.25†	Noncompetition Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Mary Ellen McKinley.

Exhibit Number	Description

10.26†	Retention Bonus Agreement, dated as of June 27, 2003, by and among New York Community Bancorp, Inc., Roslyn Bancorp, Inc., The Roslyn Savings Bank, and Mary Ellen McKinley.

23.1	Consent of KPMG LLP relating to New York Community Bancorp, Inc.

23.2	Consent of KPMG LLP relating to Roslyn Bancorp, Inc.

23.3	Consent of Sullivan & Cromwell LLP (included in the opinion filed as Exhibit 5.1 to this registration statement).

23.4	Consent of Sullivan & Cromwell LLP (included in the opinion filed as Exhibit 8.1 to this registration statement).

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 8.2 to this registration statement).

24.1	Power of Attorney

99.1	Form of Proxy Materials of New York Community Bancorp, Inc.

99.2	Form of Proxy Materials of Roslyn Bancorp, Inc.

99.3	Opinion of Citigroup Global Markets Inc. (included as Appendix D to the joint proxy statement/prospectus contained in this registration statement).

99.4	Opinion of Sandler O’Neill & Partners, L.P. (included as Appendix E to the joint proxy statement/prospectus contained in this registration statement).

99.5	Opinion of Goldman, Sachs & Co. (included as Appendix F to the joint proxy statement/prospectus contained in this registration statement).

99.6	Consent of Joseph L. Mancino.

99.7	Consent of Citigroup Global Markets Inc.

99.8	Consent of Sandler O’Neill & Partners, L.P.

99.9	Consent of Goldman, Sachs & Co.

†	Previously filed.